UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

# FORM 10-K

☒  **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2023**
**OR**

☐  **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File No. 001-37854**

# Ekso Bionics Holdings, Inc.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Nevada** | **99-0367049** |
| (State or Other Jurisdiction of | (I.R.S. Employer |
| Incorporation or Organization) | Identification No.) |

**101 Glacier Point, Suite A**
**San Rafael, California 94901**
(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: **(510) 984-1761**

Securities registered pursuant to section 12(b) of the Act:

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| **Common Stock, $0.001 par value** | **EKSO** | **Nasdaq Stock Market LLC** |
| | | **(Nasdaq Capital Market)** |

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐  No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐  No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐   Accelerated filer ☐   Non-accelerated filer ☒   Smaller reporting company ☒   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $18,715,751 based on the last sale price for such stock on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter.

As of March 1, 2024 the registrant had 17,903,128 outstanding shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE:
Portions of the registrant's Proxy Statement for the 2023 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this Annual Report on Form 10-K to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2023.

**Ekso Bionics Holdings, Inc.**
**ANNUAL REPORT ON FORM 10-K**
**For the Year Ended December 31, 2023**
**Table of Contents**

**CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS**

This Annual Report on Form 10-K, or this Annual Report, contains forward-looking statements, including, without limitation, in the sections captioned "Business," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere. Any and all statements contained in this Annual Report that are not statements of historical fact may be deemed forward-looking statements. Terms such as "may," "might," "would," "should," "could," "project," "estimate," "pro-forma," "predict," "potential," "strategy," "anticipate," "attempt," "develop," "plan," "help," "believe," "continue," "intend," "expect," "future," and terms of similar import (including the negative of any of the foregoing) may be intended to identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this Annual Report may include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to the design, development and commercialization of exoskeleton products for humans, (ii) the manufacturing of our products and strengthening our supply chain, and potential opportunities for strategic partnerships, (iii) beliefs regarding regulatory path for our products, including potential approvals required and timing of approvals, (iv) statements regarding the financial and operational impacts on our business following the completion of the integration of our acquisition from Parker Hannifin Corporation of certain assets related to Parker Hannifin Corporation's human motion control business, and software applications, support services and cloud environments related to such business in December 2022 (the "HMC Acquisition"), (v) our future financial performance, including any statement contained in a discussion and analysis of our financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"), (vi) our beliefs regarding the potential for commercial opportunities, including for exoskeleton technology and, our exoskeleton products, and for strategic partnerships, (vii) our beliefs regarding potential clinical and other health benefits of our medical devices, (viii) the actions we will take in seeking a reimbursement from Centers for Medicare and Medicaid Services ("CMS") and the success of such actions, the timing and amounts of potential CMS reimbursement, (ix) our ability to obtain CE certificates registered by Ekso Bionics, Inc. for our Ekso Indego Therapy and Ekso Indego Personal devices (x) the impact and effects of global health events and other risk factors on our business, results of operations or prospects, and (xi) the assumptions underlying or relating to any statement described in points (i) through (x) above.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, the Company's ability to obtain reimbursement from CMS at acceptable levels or at all and the effect and timing of CMS decisions with respect thereto, the highly competitive markets in which the Company's products are sold, the Company's significant losses to date and anticipated future losses, the new and unproven nature of the market for the Company's products, the long, cyclical and variable sales cycles for the Company's products, the factors outside the Company's control that affect the production and sales of its products, which include but are not limited to disruptions in the global supply chain, the costs related to and impacts of potential failure of the Company to obtain or maintain protection for the Company's intellectual property rights, the inability to successfully consummate and integrate acquisitions, including the HMC Acquisition, the failure of the Company to obtain or maintain regulatory approval to market the Company's medical devices, risks related to product liability, recall and warranty claims, the volatility of the market price of and limited trading in our common stock. A description of some of the risks and uncertainties that could cause our actual results to differ materially from those described by the forward-looking statements in this Annual Report appears in the section captioned "Risk Factors" and elsewhere in this Annual Report.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this Annual Report to reflect any new information or future events or circumstances or otherwise.

Readers should read this Annual Report in conjunction with the discussion under the caption "Risk Factors," our financial statements and the related notes thereto in this Annual Report, and other documents which we may file from time to time with the SEC.

**Notes regarding references to Ekso Bionics**

In this Annual Report, the "Company", "we", "its" and "our" refers to Ekso Bionics Holdings, Inc. and its wholly owned subsidiaries, and "Ekso Bionics" refers to Ekso Bionics, Inc. as it existed prior to the January 15, 2014 merger of our wholly owned subsidiary, Ekso Acquisition Corp., with and into Ekso Bionics, Inc., or the Merger. Ekso Bionics was the surviving corporation in the Merger and became our wholly owned subsidiary, and all of the outstanding Ekso Bionics stock was converted into shares of our common stock. Ekso®, Ekso Bionics®, EksoWorks®, EksoZeroG®, EksoNR™, EksoZeroG™, EVO™, EksoPulse™, Indego®, and Nomad® are registered and unregistered trademarks of the Company. All other trademarks that may appear in this Annual Report are the property of their respective owners.

**PART I**

**Item 1.  BUSINESS**

**Company Background**

We design, develop, and market exoskeleton products that augment human strength, endurance and mobility. Our exoskeleton technology serves multiple markets and can be utilized both by able-bodied persons and persons with physical disabilities or impairments.

On December 5, 2022, we acquired the Human Motion and Control ("HMC") Business Unit from Parker Hannifin Corporation ("Parker"), an Ohio corporation  (the "HMC Acquisition"). The assets acquired from the business unit included intellectual property rights for devices which are U.S. Food and Drug Administration ("FDA") cleared lower-limb powered exoskeletons that enable task-specific overground gait training to patients with weakness or paralysis in their lower extremities. Throughout 2023 we integrated the HMC products and team into Ekso Bionics, Inc. and are currently operating as a combined business.

We continue to explore business development initiatives to fuel growth and long-term value and are committed to helping people improve mobility and live healthier lives through combining the use of technology with advanced rehabilitative programs.

**Products**

*EksoNR*
EksoNR is a wearable robotic exoskeleton specifically designed to be used in a rehabilitation setting to assist individuals recovering from both acute and chronic conditions. A trained clinician typically uses the EksoNR to provide adjustable levels of assistance to the wearer's legs to promote proper gait, active engagement, and higher dosage. EksoNR is FDA cleared for use in a clinical setting with individuals with a spinal cord injury ("SCI"), acquired brain injury ("ABI") - including stroke and traumatic brain injuries ("TBI"), and multiple sclerosis ("MS").

*Ekso Indego Therapy*
Ekso Indego Therapy is a modular, adjustable, lightweight, lower-limb powered exoskeleton that can be custom-sized and fitted to patients for use in rehabilitation and wellness applications. Ekso Indego Therapy is cleared by the FDA for use with individuals with stroke or SCI.

*Ekso Indego Personal*
Ekso Indego Personal is a lightweight powered lower limb orthosis that enables people with mobility impairments the opportunity to walk independently. Ekso Indego Personal is cleared by the FDA for use with individuals with SCI levels from T3 to L5 in community or home settings.

*Ekso Nomad*
Ekso Nomad is a power Knee Ankle Foot Orthosis, or KAFO. Nomad is a pre-revenue product that is currently under development. We expect that Nomad with be available in limited volumes for clinicals trials in 2024, with commercial launch currently planned for 2025.

*Ekso EVO*
EVO is a wearable upper body exoskeleton that elevates and supports a worker's arms to assist them with tasks from chest height to overhead. EVO is intended to reduce worker fatigue and reduce on-site injuries while boosting productivity. EVO is intended primarily for use with able-bodied individuals and has not been registered with or evaluated by the FDA.

**Services**

*EksoPulse*
EksoNR includes cloud connectivity through EksoPulse, which gathers and transmits statistics and device information during EksoNR walking sessions.

*EksoCare*
For most of our Ekso Health products, we offer extended warranty and premium service options under our EksoCare program. EksoCare includes a comprehensive warranty, loaner devices to minimize downtime, clinical support, access to our EksoPulse online portal, and other benefits to customers.

*Device servicing and repair*
For devices not covered under warranty, we offer fee-for-service repairs and maintenance. Customers may also rent loaner devices on a short-term basis if the time required to service their device will interrupt their ongoing business.

*Training*
We offer a range of training programs that are aimed at demonstrating to customers how to use our products safely and effectively. Training is delivered as an online service, in-person, or as a combination of the two. Training is often included with the purchase of a new device, but training can also be purchased separately.

**Segments**

**EksoHealth**

Our EksoHealth segment represents sales of our regulated medical devices regardless of the end customer. We separate our EksoHealth segment into two business lines. Enterprise Health and Personal Health.

*Enterprise  Health*

Our Enterprise Health business line resides within our EksoHealth segment. Enterprise Health customers include inpatient rehabilitation hospitals and clinics as well as some outpatient rehabilitation clinics. The Enterprise Health product line includes EksoNR and Ekso Indego Therapy.

*Personal Health*

Our Personal Health business line also resides within our EksoHealth segment. Personal Health customers include the Veterans Administration, which provides our products to qualified veterans for individual use, individuals who are covered under worker's compensation insurance, and  private individuals who pay out of pocket. As described in further detail below, we are pursuing Medicare reimbursement for products in this business line.

**EksoWorks**

Sales of products to able-bodied individuals for use in industrial or work-related use are represented by our EksoWorks segment. Our only active product within our EksoWorks segment is EVO.

**Markets and Distribution**

**EksoHealth**

*Enterprise Health Market*

Our sales priority for Enterprise Health customers involves the education of clinical and executive stakeholders on the economic and clinical value of our robotic exoskeleton portfolio, including the EksoNR and the Ekso Indego Therapy devices. In tandem, we continue to leverage our EksoNR and Ekso Indego customer base to educate and mentor strategic target centers that specialize in stroke, ABI and SCI rehabilitation in specific geographies.

Rehabilitation treatments that can benefit from the use of our EksoNR and Ekso Indego Therapy products take place in a range of different types of facilities. These include inpatient rehabilitation facilities ("IRF"), long term acute care hospitals ("LTACH"), skilled nursing facilities ("SNF"), and outpatient rehabilitation clinics, among others. The primary facility types we currently serve are IRFs. Among these facilities, ownership structures also vary from small independent rehabilitation centers to larger networks of providers. Our current market focus is on the larger network providers, referred to as integrated delivery networks ("IDN"). Sales to IDNs typically involve multi-unit transactions that can benefit from lower selling costs, better pipeline visibility, and better economies of scale. In 2023, approximately 52% of our new unit shipments for EksoNR and Ekso Indego Therapy were to IDNs. Globally, multi-unit sales comprised approximately 70% of our unit shipments.

The sales cycle for the EksoNR and Ekso Indego Therapy devices varies, but typically takes from approximately eight to 12 months for a first device and six to eight months for subsequent devices. The typical sale of our EksoNR and Ekso Indego Therapy is a complete package, which includes the device and all relevant components, batteries for continuous run-time, training, and certification. Some customers also purchase EksoCare at the time of a new device purchase for up to four years of coverage. The purchase rate of EksoCare varies by country, with U.S. customers typically preferring to include it in their initial purchase. Other regions have lower rates of purchase.

In the Enterprise Health market, we offer a range of purchase options. In most cases and when capital is available, the product is sold outright to the customer as a capital sale and the full price is invoiced to the customer after title transfers. For customers who prefer to finance the purchase of their device, we have finance partners who facilitate such transactions. Often these arrangements will be marketed as a subscription product to the end customer. Typically, in a subscription arrangement we will sell the device to the third party financing partner who then contracts with the end customer for payment terms. In certain circumstances, we may elect to maintain ownership of a product sold as a subscription in lieu of selling it to a third party financing partner. Subscription arrangements typically last for 24 months to 36 months.

We distribute our products to the Enterprise Health market in all of our geographic regions through a combination of direct and indirect (distributor) channels. In the Americas geographic region, sales are primarily made through our direct salesforce. In the Europe, Middle East, and Africa region ("EMEA"), we sell through a combination of direct and indirect channels, with German speaking countries handled direct, and other countries and regions served through distributors. In the Asia Pacific region ("APAC") we also use a combination of direct and indirect channels depending on the country.

*Personal Health Market*

Within the Personal Health market, we serve individual users with the Ekso Indego Personal, which is intended to provide overground ambulation in community and home settings. The primary use case for Ekso Indego Personal is for users with SCI. For this user population, confinement to a wheelchair can cause severe physical and psychological deterioration. As a result, the secondary medical consequences of paralysis can include difficulty with bowel and urinary tract function, osteoporosis, loss of lean mass, gain in fat mass, insulin resistance, diabetes, and heart disease. The cost of treating these conditions is substantial.

The sales cycle for the Ekso Indego Personal device averages eight to 12 months from the first interaction we have with the potential Ekso Indego Personal device user. The Ekso Indego Personal device is regulated by the FDA and the patient must have an injury level of T3 to L5 and have a support person when utilizing the device.

The U.S. Department of Veterans Affairs (the "VA") has an active program to provide products like Ekso Indego Personal to U.S. veterans with SCI. According to VA data, approximately 42,000 of such patients are veterans and are eligible for medical care and other benefits from the VA out of which 27,000 are receiving treatment annually. With 25 VA spinal cord injury centers, the VA has the largest single network of spinal cord injury care in the United States.

Veterans who receive our products through the VA complete a screening, in-clinic training and a home trial prior to the VA purchasing a device for each eligible Veteran. We provide products to the VA through distributors classified as Service-Disabled Veteran-Owned Small Businesses (SDVOSB).

We are working toward obtaining Medicare reimbursement for the Ekso Indego Personal device. If we are successful, we expect access to this market will allow us to serve a larger portion of the SCI population in the U.S. Specifically, according to the National Spinal Cord Injury Statistical Center an estimated 294,000 individuals are currently living with SCI and another 17,810 suffer from new SCI injuries each year. Approximately 56% of individuals with SCI are enrolled in Medicare or Medicaid within 5 years post-injury. If Medicare reimbursement goes into effect, we plan to sell products to individuals in this market through Durable Medical Equipment suppliers (DMEs). DMEs typically resell products from DME manufacturers to individual users. DMEs are responsible for the Medicare reimbursement process, which requires a physician's prescription and evidence of medical necessity to be submitted to and approved by Medicare before reimbursement is provided. The level of such reimbursement, if any, and the timing of CMS's decisions with respect thereto are not within our control. See "Part I--Item 1A Risk Factors", specifically the risk titled "Coverage policies and reimbursement levels of third-party payers, including Medicare or Medicaid, may impact sales of our products," for more information.

Outside of the VA and Medicare, we sell Ekso Indego Personal to individuals who pay out-of-pocket or have obtained coverage through a worker's compensation claim. Sales in EMEA and APAC have gained traction, and we believe there is additional potential in these regions for future sales to private individuals and through government-funded healthcare systems.

**EksoWorks**

Our primary end market for our EksoWorks segment is comprised of commercial enterprises that are focused on solving ergonomic challenges for their workers. These challenges range from injury prevention, fatigue reduction, and/or improved worker productivity. With EVO as our only commercially available product in this segment, we focus on applications that involve repetitive work at shoulder height and above. While EVO is a general-purpose product, we currently target specific vertical markets; including aerospace, automotive, general manufacturing, and certain construction trades.

Within our EksoWorks segment, we offer our products for sale in the Americas, EMEA, and APAC. In the Americas, the majority of our sales to date have been direct to business customers in the U.S., with certain limited sales in 2023 being to business customers in Mexico and Canada. In EMEA and APAC, we have sold to a combination of businesses and distribution partners. Outside of the U.S., we expect distribution partners to account for a larger percentage of sales over time.

**Third-Party Coverage and Payment**

In our EksoHealth segment, third-party payers are often involved either to pay for procedures in which our products are used or to purchase our devices on behalf of an individual. These payment mechanisms vary by product line and are detailed below. Third-party payers are typically not involved in the purchase of products in our EksoWorks segment.

*Enterprise Health*

Our customers, including inpatient and outpatient rehabilitation facilities, typically bill third-party payors for the costs and fees associated with the procedures in which our products are used. In the U.S., in order to receive payment for the procedures performed using our products, our customers must report codes that describe the services provided and determine the medical necessity of the service or whether the service is included in the payors' policy. Codes used for reimbursement for procedures that utilize our products are generic in nature and do not reference our products specifically. In the U.S. and most markets globally where we sell our products, payment for medical services provided by our customers (collectively "providers") is determined by the government, commercial payors (insurers), or both.

*Personal Health*

Within the Personal Health market, the Veterans Administration provides our products to qualified veterans for individual use. CMS and its fiscal intermediaries (Medicare Administrative Contractors) and state Medicaid programs establish reimbursement policies for medical and surgical services at the state and federal level for the Medicare and Medicaid programs. Our products currently do not have established reimbursement amounts with CMS. Although we are working with CMS to establish a set level of reimbursement, the amount, if any, of such reimbursement and CMS's timing for making a decision are not within our control.

Private third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and payment policies but also have their own methods and approval processes. In some cases, individuals covered under worker's compensation insurance have also purchased our products.

**Government Regulation**

*U.S. Medical Device Regulation*

The U.S. government regulates the medical device industry through various agencies, including but not limited to the FDA, which administers the Federal Food, Drug and Cosmetic Act ("FDCA"). The design, testing, manufacturing, storage, labeling, distribution, advertising, and marketing of medical devices are subject to extensive regulation by federal, state, and local governmental authorities in the United States, including the FDA, and by similar agencies in other countries. Any medical device product that we develop must receive all requisite regulatory approvals or clearances, as the case may be, before it may be marketed in a particular country.

All of our EksoHealth products are registered with the FDA according to each device classification. The following table lists the FDA registration status for each product. Our lower extremity exoskeletons - EksoNR, Ekso Indego Therapy, and Ekso Indego Personal - are regulated as Class II devices and thus are covered under approved 510k fillings.

In the year ended December 31, 2023, there was one report of an adverse event made to the FDA under the Manufacturer and User Facility Device Experience Database relating to our EksoNR product. There were no adverse events reported relating to our Ekso Indego Therapy or Ekso Indego Personal products.

The one adverse event was reported by us and related to a report of a patient injury. No field actions or recalls were performed as a result of the reported adverse event.

*Foreign Medical Device Regulation*

In addition to regulations in the United States, we are subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products in foreign countries. Regardless of the FDA's approval requirements for a particular product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

*European Union*

The European Union requires that manufacturers of medical devices obtain the right to bear the "CE" conformity marking which designates compliance with existing directives and standards regulating the design, manufacture and distribution of medical devices in member countries of the European Union. The rules for CE marking a product are set forth in the EU Medical Device Regulation (the "EU MDR"), which replace the EU Medical Device Directive (the "EU MDD"). The EU MDR regulations were adopted with transitional periods that allow some products to rely on EU MDD certificates for a period of time. As a result of the MDR transition, our products are currently CE marked with MDD certificates.

As of March 1, 2024, all of our EksoHealth products bear CE marks and certificates which were obtained under EU MDD regulations. Under MDR rules, we can continue to place these products on the market until December 31, 2028, provided that we adhere to certain restrictions. These restrictions include: (i) not making any substantial changes to the products prior to EU MDR certification, (ii) implementing certain MDR requirements immediately, and (iii) applying for an EU MDR conformity assessment and having a quality management system in place by May 26, 2024 and signing a written agreement with a notified body by September 26, 2024.

The CE certificates for our Ekso Indego Therapy and Ekso Indego Personal devices are currently held by Parker while we complete the process to obtain certificates registered by Ekso Bionics, Inc. As part of this transition, we are currently able to place the Indego products on the market in Europe through a series of manufacturing and quality agreements with Parker. The Parker certificates expire on May 25, 2024, and Parker does not intend to satisfy all of the requirements to allow the certificate to remain valid. As such, will no longer be able to use the Parker certificates to satisfy CE marking requirements for Indego products. We expect to receive new Ekso Bionics EU MDR CE certificates in 2024, but an exact date of certification has not been confirmed by the Notified Body.

For EksoNR, we believe we have satisfied all requirements to keep our EU MDD CE certificate valid and expect to complete the transition to EU MDR compliance in late 2024.

Regulatory requirements in the United Kingdom ("UK") are also changing as a result of Brexit (the UK's withdrawal from the EU), and regulatory requirements in Switzerland are changing as a result of the country's withdrawal from its Mutual Recognition Agreement with the EU Commission. Complying with the EU MDR and the evolving regulatory regimes in the UK and Switzerland requires modifications to our quality management systems, additional resources in certain functions and updates to technical files, among other changes. As of December 31, 2023, none of our products had yet been approved under EU MDR.

*Other countries*

Regulations in other countries, including the requirements for approvals, certification, or clearance and the time required for regulatory review, vary by country. Certain countries, such as Australia, Indonesia, Malaysia, Singapore, Canada, and others have their own regulatory agencies. These countries typically require regulatory approvals and compliance that we comply with either directly or through distribution partners. Failure to obtain regulatory approval in any foreign country in which we market our products, or failure to comply with any regulation in any foreign country in which we market our products may negatively impact our ability to generate revenue and harm our business.

*Other U.S. and international regulations*

We are subject to broadly applicable fraud and abuse, privacy, and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products.
- Federal Anti-Kickback Statute
- Federal criminal and civil false claims laws
- Health Insurance Portability and Accountability Act ("HIPAA")
- Physician Payments Sunshine Act
- Similar state and foreign laws and regulations

The policies of the FDA and foreign regulatory authorities may change, and additional government regulations may be enacted which could prevent or delay regulatory approval of our products and could also increase the cost of regulatory compliance. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

**Competition**

The medical technology and industrial robotics industries are characterized by intense competition and rapid technological change. Specifically, exoskeleton technology remains in its early stages. As this field develops, we believe that we will face increased competition on the basis of product features, critical outcomes, price, services and other factors. Our competitive position will depend on multiple, complex factors, including our ability to achieve market acceptance for our products, develop new products, implement production and marketing plans, secure regulatory approvals for products under development and protect our intellectual property. Beyond the competitors listed below, we also believe that a number of other companies are developing competitive technology and devices in our Enterprise Health, Personal Health, and EksoWorks product lines.

*Enterprise Health*
For our Enterprise Health product line, we face competition from products that target lower extremity gait therapy, ambulation, and rehabilitation. These include exoskeleton companies such as Cyberdyne, Wandercraft, and ExoAtlet, among others. Other non-exoskeleton products in this market include Hocoma, Tyromotion, AlterG, Aretech and Reha Technology, among others.

*Personal Health*
For our Personal Health product line, our primary competitor is LifeWard's Rewalk 6.0. Other competitors that we believe either have or are developing products for the home and community ambulation market include Cyberdyne, Wandercraft, and Ottobock.

*EksoWorks*
In the segment, there are multiple competitors with shoulder support devices, including products from Ottobock, Levitate, Hilti, Skel-ex, and others.

**Supply of Components**

We manufacture our EksoNR at our facility in San Rafael, California for worldwide distribution. Our Ekso Indego Therapy and Ekso Indego Personal devices are manufactured, and we expect our Nomad device will be manufactured, at our facilities in Macedonia, Ohio. We currently run one shift per day at both facilities and believe we have the capacity to eventually run additional shifts should we deem it appropriate.

In 2023, we completed the process of transferring sufficient technology and know-how to manufacture our EVO product line at a contract manufacturing partner located in Malaysia. In 2023, approximately 89% of our EVO production was outsourced.

As part of our manufacturing process, we purchase both custom and off-the-shelf components from a large number of suppliers and subject them to stringent quality specifications and processes. Whenever possible, we seek to secure dual source suppliers for our components. Some of the components necessary for the assembly of our products are currently provided to us by single-sourced suppliers (the only approved supply source for us among other sources). We purchase the majority of our components and major assemblies through purchase orders rather than long-term supply agreements and do not generally plan to hold finished goods inventory in excess of our anticipated demand.

**Research and Development**

We focus our engineering and research and development efforts on both improvement to existing products and services and new products and services that align with our strategy. We believe that by investing in innovation we can expand the number of individuals whose lives are improved by the use of our products. We subscribe to a customer focused approach to new product development, wherein we use customer feedback and suggestions to inform development plans. Areas our engineering and R&D teams target for improvement include enhanced functionality, improved reliability and uptime, and lower cost, among others.

**Intellectual Property**

We have established an extensive intellectual property portfolio that includes various U.S. patents and patent applications. The table below provides a summary of U.S. patents by issuing status and ownership status as of December 31, 2023.

| | Issuing Status | |
| --- | --- | --- |
| **License Status** | Issued Patents | Pending Applications |
| Licensed to the Company | 9 | 3 |
| Exclusively licensed to the Company | 10 | — |
| Co-owned with a third party, exclusively licensed to the Company | 5 | — |
| Co-owned with a third party | 3 | — |
| Sole ownership by the Company | 61 | 9 |
| **Total** | **88** | **12** |

Pending applications mean a complete application has been filed with the applicable patent authority and additional action is pending.

Many of these applications have also been filed internationally as appropriate for their respective subject matter. As of December 31, 2023, 299 applications have issued or have been allowed as patents internationally. Our patent portfolio contains 334 cases that have issued or are in prosecution in 22 countries outside the U.S.

Our patent portfolio includes product and method type claims, since the devices that we produce and the processes performed by those devices are patentable. Our patents encompass technologies relevant to our devices, including medical exoskeletons, commercial exoskeletons, actuators, and strength-enhancing exoskeletons. The earliest priority date of the portfolio reaches back to 2003, and new applications may continue to be filed from time-to-time.

Licensors include the Regents of the University of California, or UC Berkeley, and Vanderbilt University.

The license with UC Berkeley consists of two agreements and one amendment to the agreement covering ten patent cases exclusively licensed to us, nine of which have issued and one of which remains in prosecution. Inventions covered by a further three patent applications are co-owned by us and UC Berkeley, with no license agreement between us and UC Berkeley. As a result, UC Berkeley may license its rights in these patents to a third party. With respect to two of these co-owned patent applications, UC Berkeley has licensed their rights in the U.S. to an unrelated third party. The third patent application will need to be fully prosecuted before it can be determined which claims are exclusive to us (through a previous license) and which claims UC Berkeley may license to other entities.

Pursuant to the UC Berkeley License Agreements, we are required to pay a 1% royalty on sales, including sales generated by sublicenses. In addition, the UC Berkeley License Agreements call for minimum annual payments of $50,000. We do not pay royalties to UC Berkeley on products sold or to be resold to the U.S. government.

As part of the HMC acquisition, we are acquired and assumed certain intangible assets including license agreements with Vanderbilt University.

On October 15, 2012, Parker entered a license agreement ("Exoskeleton License Agreement") with Vanderbilt University and was granted exclusive license within the HMC field of use to specific licensed patents and licensed software by paying a non-refundable, non-creditable license issue fee and running royalties. Subsequently, Parker entered three amendments with Vanderbilt University and was granted license to additional patents and software from 2014 to 2019 by paying license issue fee and running royalties. The royalties were set to be calculated at 6% of Net Sales for Licensed Patent Products (or a minimum of $250,000) and 3% of Net Sales for Licensed Software products.

On March 1, 2022, Parker entered a license agreement ("P-H Knee License Agreement") with Vanderbilt University and was granted exclusive license to specific licensed patents, licensed software and copyrightable technical information by paying a non-refundable, non-creditable license issue fee and running royalties. Included in this agreement was the right to sublicense beginning in March 2024. We will pay Vanderbilt $100,000 as the second of two payments due April 30, 2023. In addition, royalties were set to be calculated at 3.75% of net sales of the licensed product. Beginning July 1, 2027, minimum annual royalties will be set at $75,000 (for the 12 month period through June 30, 2028) and $100,000 for each 12 month period thereafter.

In addition to the aforementioned agreements, various other subsidized research and development agreements have been entered into with Vanderbilt covering specific work product as articulated in those documents.

In some cases, as a result of government funding we receive, our patents have a government use license, granting the U.S. government a non-exclusive, non-transferable, irrevocable, paid-up license for use of the inventions for or on behalf of the U.S. government, as is typical in the case of government sponsored research.

In addition, we entered into a license agreement in December of 2021 with a third party that develops technologies having utility in robotic exoskeletons from research and development activities associated with a specific set of government funded research projects. Commencing in January 2022, we assisted with research and development activities in exchange for access to a worldwide, royalty free, transferable, sublicensable, exclusive license to design and market products that use or incorporate the jointly-developed technology within our target market segments.

**Intellectual Property Out-Licensing**

In June 2020, we entered into a non-exclusive license agreement with HAWE Hydraulik of Germany for rights to develop hydraulic pumps covered by a family of our patents. The agreement additionally includes an exclusivity option. We did not receive any royalty revenue from this license in the years ended December 31, 2023 and 2022.

**Clinical Evidence**

Numerous research studies have been conducted focusing on safety and feasibility of exoskeletons and robotics in rehabilitation. As of March 1, 2024 a search for "robotic exoskeleton" on PubMed, a search engine for biomedical literature and life science journal articles, garners approximately 289 unique publications. The full portfolio of currently available and legacy Ekso exoskeletons (EksoNR and Ekso Indego) have been utilized in many of these protocols. The body of research examines a wide variety of diagnoses including ABI, SCI, stroke, MS, and others. The findings of this research are overall positive and promote use of an Ekso exoskeleton in rehabilitation to provide patient outcomes that are equal to or superior to traditional physical therapy in both the inpatient and outpatient setting. Some of these outcomes include faster gait speed, increased gait endurance, improvements in cardiometabolic responses, enhanced quality of life, more typical gait kinematics, increased function, and therapy session duration.

**Human Capital Resources and Management**

As of March 1, 2024, we had 70 full-time employees and two-part time employees, including 60 employees in the United States, ten employees in Europe, and two in Singapore. None of our employees are covered by a collective bargaining agreement and we consider our relationship with our employees to be good.

We endeavor to maintain a workplace that is free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. We conduct annual training to prevent harassment and discrimination and monitor employee conduct year-round, including by providing employees with access to an anonymous whistleblower hotline to report any violations. The basis for recruitment, hiring, development, training, compensation and advancement at the Company includes qualifications, performance, skills, and experience. We believe our employees are fairly compensated, without regard to gender, race and ethnicity, and routinely recognized for outstanding performance and are offered training and professional development opportunities. Our compensation program is designed to attract and retain talent. We continually assess and strive to enhance employee satisfaction and engagement.

**Corporate Information**

Our principal executive office is located at 101 Glacier Point, Suite A, San Rafael, California, 94901 and our telephone number is (510) 984-1761.

We make available free of charge on or through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our internet address is www.eksobionics.com. This website address is intended to be an inactive, textual reference only; none of the material on this website is part of this Annual Report. Copies of our annual reports on Form 10-K will be furnished without charge to any person who submits a written request directed to the attention of our Secretary, at our offices located at 101 Glacier Point, Suite A, San Rafael, California, 94901. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

**Item 1A. RISK FACTORS**

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, results of operations, financial condition or prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations and financial condition could be adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

**Summary of Risk Factors**

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company, as fully described below. The principal factors and uncertainties that make investing in our company risky include, among others:

- The markets in which our products are sold are highly competitive and continue to develop.
- We may not be able to reduce the cost to manufacture or service our products as planned.
- If we or our third-party manufacturers are unable to produce our products at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our business could be negatively impacted.
- Shortages in the materials used to manufacture our products, as well as reductions in manufacturer capacity, could impact our future results.
- Coverage policies and reimbursement levels of third-party payers, including Medicare or Medicaid, may impact sales of our products.
- The acquisition and integration of other companies, businesses, or technologies could result in operating difficulties, dilution, and other harmful consequences.
- We may not be able to enhance our product offerings through our research and development efforts.
- We have incurred significant losses to date and anticipate continuing to incur losses in the future, and we may not achieve or maintain profitability.
- Our loan agreement with Pacific Western Bank imposes certain financial, and operational restrictions on us, limiting the discretion of our management in operating our business.
- Protecting our intellectual proprietary rights can be costly, and our success in doing so is not certain.
- If we fail to obtain or maintain necessary regulatory clearances or approvals for our medical device products, or if clearances or approvals for future products or modifications to existing products are delayed or not issued, our commercial operations would be harmed.
- Modifications to our EksoNR, Ekso Indego Therapy, Ekso Indego Personal, and our future products may require new 510(k) clearances or premarket approvals, or may require us to cease marketing or recall the modified products until clearances are obtained
- Our failure to meet strict post-market regulatory requirements with respect to our products could require us to pay fines, incur other costs or even close our facilities.
- Our success depends on our management team, and on our ability to hire, train, retain, and motivate employees.

**Business and Operational Risks**

**The markets in which our products are sold are highly competitive and continue to develop.**

We face competition within the medical devices and industrial robotics markets on the basis of product features, clinical outcomes, price, services and other factors. Our competitive position will depend on multiple, complex factors, including our ability to achieve market acceptance for our products, develop new products, implement production and marketing plans, secure regulatory approvals for products under development and protect our intellectual property. Competitors may offer, or may attempt to develop, more efficacious, safer, cheaper, or more convenient alternatives to our products, including alternatives that could make the need for robotic exoskeletons obsolete. The entry into the market of manufacturers located in low-cost manufacturing locations may also create pricing pressure, particularly in developing markets. Our future success depends, among other things, upon our ability to compete effectively against current technology, as well as to respond effectively to technological advances, and upon our ability to successfully implement our marketing strategies and execute our research and development plan. If customers do not perceive our product offerings to be of value or to be easy and comfortable to use, we may not be able to attract and retain customers. If we are unable to successfully retain existing customers and attract new customers and achieve volume sales of our products, our business, prospects, financial condition and operating results will be materially and adversely affected.

Furthermore, the markets for medical and industrial robotic exoskeletons are continuing to develop. We cannot be certain that the markets for robotic exoskeletons will continue to develop as we expect, or that robotic exoskeletons for medical or industrial use will achieve market widespread market acceptance. Additionally, the development of new or improved products, processes or technologies by other companies may render our products or proposed products less competitive or obsolete. The use of robotic devices is not universally accepted in the rehabilitation community and may never be. Current or future clinical trials and studies may not provide sufficient data that the rehabilitation community interprets to support the use of exoskeletons in rehabilitation. Any of these outcomes could materially and adversely affect our business, financial condition and operating results and prospects.

**We may not be able to reduce the cost to manufacture or service our products as planned.**

Our business plan assumes that exoskeletons can be manufactured more inexpensively than they are currently being manufactured. However, we have not yet found a way to significantly reduce the manufacturing cost of our products and doing so may prove more difficult than expected or even impossible. For example, if expectations for greater functionality of the products drive costs up as other factors drive costs down, the result may be that the overall cost of manufacturing the product stays the same or even increases. Likewise, we currently provide service and support of our products for our customers at a high standard (both in and out of warranty), and plan on continuing to do so. Our business plan also assumes that as we continue to improve our product, we achieve improved levels of product reliability and decreased service cost and frequency, which also may prove more difficult than expected.

**If we or our third-party manufacturers are unable to produce our products at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our business could be negatively impacted.**

In order to reduce manufacturing costs, we intend to transition a significant amount of our manufacturing processes to third parties. Reliance on third parties to manufacture our products presents significant risks to us, including the potential that manufacturing costs may be higher than if we had kept manufacturing in house, as well as risks of reduced control over delivery schedules and product reliability, manufacturing deviations from internal and regulatory specifications, failure of a manufacturer to perform its obligations to us for technical, market or other reasons, misappropriation of our intellectual property, and other risks in meeting schedules and satisfying requirements of our customers.

We have not entered into any long-term manufacturing or supply agreements for any of our products, and we may need to enter into additional agreements for the commercial development, manufacturing and sale of our products. There can be no assurance that we can do so on favorable terms, if at all.

Our products have been produced in quantities, and on timelines, sufficient to meet commercial demand and for us to satisfy our delivery schedules. However, our dependence upon others for the production of a portion of our products, or for a portion of the manufacturing process, may adversely affect our ability to satisfy demand, as well as to develop and commercialize new products, on a timely and competitive basis. If manufacturing capacity is reduced or eliminated at one or more of our third-party manufacturers' facilities, we could have difficulties fulfilling our customer orders, which could adversely affect customer relationships, and our net revenues and results of operations could decline.

***Shortages in the materials used to manufacture our products, as well as reductions in manufacturer capacity, could impact our future results.***

Due to a variety of factors, various materials we and the third-party manufacturers we rely on use to manufacture our products are currently, or may in the future, experience shortages and supply chain disruptions, including from shipping delays. Electronic components in general, battery cells, metals and plastics, all of which we use in our products, have, in the recent past, been in shorter supply compared to prior periods. Numerous factors, such as conflicts in the Middle East and Europe or further trade tensions between the United States and China, may prolong or deepen these challenges. Our operating results may be negatively impacted if global supply chains of semiconductors and other important commodities recur in the future.

***Coverage policies and reimbursement levels of third-party payers, including Medicare or Medicaid, may impact sales of our products.***

To the extent that the adoption of our products by our customers is dependent in the future on their ability to obtain adequate reimbursement for the products or treatments provided using our product from third-party payers, including government payors such as Medicare and Medicaid, managed care organizations and commercial payors, the coverage policies and reimbursement levels of these third-party payers may impact the decisions of healthcare providers, facilities, or end users to purchase our products or the prices they would be willing to pay for those products. Reimbursement rates could also affect the acceptance rates of new technologies. We have no control over these factors.

In the United States, the principal decisions about reimbursement for new medical products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Because there is no uniform policy of coverage and reimbursement in the United States, each payor generally determines for its own enrollees or insured patients whether to cover or otherwise establish a policy to reimburse our diagnostic tests, and seeking payor approvals is a time-consuming and costly process. Our business plan within our Personal Health business line depends in a large part on sales of our Ekso Indego Therapy product by individuals with SCI who are covered by Medicare or Medicaid.

On February 29, 2024, CMS announced that it deferred its payment determination for personal exoskeletons, including the Ekso Indego Personal, and requested additional examples of non-Medicare payer data that would support a payment determination under the applicable reimbursement code. While we intend to provide pricing documentation to CMS and ultimately finalize a reimbursement amount, we may be unsuccessful in obtaining an acceptable reimbursement amount, if reimbursement is approved at all. There could be material delays in this process which would impact our operating results. Until a reimbursement rate has been established, individual claims will be processed on a case-by-case basis, which may be yield lower rates of return on our product or be unsuccessful altogether.

If CMS determines to not provide reimbursement for our Ekso Indego Therapy at acceptable levels or at all, delays or cancels reimbursement decisions, or materially changes any reimbursement levels once set, our ability to sell into this market may be diminished. In addition, the policies affecting the implementation of individual reimbursement decisions are made by regional DME MACs. These policies are not yet known to us and may affect the number of individual purchases that are approved to receive reimbursement in the future. We cannot be certain that coverage for our current and our planned future products will be provided in the future by additional payors or that existing agreements, policy decisions or reimbursement levels will remain in place, remain adequate, or be fulfilled under existing terms and provisions. If we cannot obtain coverage and adequate reimbursement from private and governmental payors such as Medicare and Medicaid for our current products or new products that we may develop in the future, demand for such products may decline or may not grow as we expect, which could limit our ability to generate revenue and have a material adverse effect on our financial condition, results of operations and cash flow.

The coverage and reimbursement market may be additionally impacted by future legislative changes. There are increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs which may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. Specifically, there have been several recent U.S. presidential executive orders, Congressional inquiries, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug and medical device pricing, reduce the cost under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes.

***We will experience long and variable sales cycles.***

The EksoNR and Ekso Indego products have a lengthy sale and purchase order cycle because it is a major capital expenditure item and generally requires the approval of senior management at purchasing institutions, which may contribute to substantial fluctuations in our quarterly operating results.

***International sales of our products are subject to factors outside of our control.***

Our business currently depends in part on our activities in the EMEA, APAC, and other foreign markets. Our international activities are subject to a number of risks inherent in selling and operating abroad, including failure of local laws to provide the same degree of protection against infringement of our intellectual property rights; protectionist laws and business practices that favor local competitors, which could slow our growth in international markets; the expense of establishing facilities and operations in new foreign markets; building an organization capable of supporting geographically dispersed operations; challenges caused by distance, language and cultural differences; challenges caused by differences in legal regulations, markets, and customer preferences, which may limit our ability to adapt our products or succeed in other regions; multiple, conflicting, and changing laws and regulations, including complications due to unexpected changes in regulatory requirements, foreign laws, tax schemes, international import and export legislation, trading and investment policies, exchange controls and tariff and other trade barriers; foreign tax consequences; fluctuations in currency exchange rates and foreign currency translation adjustments; foreign exchange controls that might prevent us from repatriating income earned outside the United States; imposition of public sector controls; differing payer reimbursement regimes, governmental payers or patient self-pay systems and price controls; political, economic and social instability; and restrictions on the export or import of technology.

***We may not be able to enhance our product offerings through our research and development efforts.***

In order to increase our sales and our market share in the exoskeleton market, we continue to invest in our research and development efforts and product offerings in response to the evolving demands of people with lower extremity impairment, other medical conditions and healthcare providers, as well as competitive technologies. We may decide to invest our business development resources in partnerships, licensing agreements, business acquisition, distribution arrangements, and other ways that will provide us new product offerings without significant research and development activities. We may not be successful in developing, obtaining regulatory approval for, or marketing our currently proposed products, or our approved products for additional indications, products proposed to be created in the future or products that will be available for us through business acquisitions and distribution arrangements. In addition, notwithstanding our market research efforts, our future products may not be accepted by consumers, their caregivers, healthcare providers or third-party payors who reimburse consumers for our products. The success of any proposed product offerings will depend on numerous factors, including our ability to:

- identify the product features that people with lower extremity impairment, their caregivers, and healthcare providers are seeking in a medical device that restores mobility and successfully incorporate those features into our products;
- identify the product features that people with lower extremity impairment or other similar indications require while the products are used at home as well as what items are valuable to the clinics that provide them rehabilitation;
- develop and introduce proposed products in sufficient quantities and in a timely manner;
- adequately protect our intellectual property and avoid infringing upon the intellectual property rights of third-parties;
- demonstrate the safety, efficacy, and health benefits of proposed products; and
- obtain the necessary regulatory clearances and approvals for proposed products.

If we fail to generate demand by developing products that incorporate features desired by consumers, their caregivers or healthcare providers, or if we do not obtain regulatory clearance or approval for proposed products in time to meet market demand, we may fail to generate sales sufficient to achieve or maintain profitability. We have in the past experienced, and we may in the future experience, delays in various phases of product development, including during research and development, manufacturing, limited release testing, marketing, and customer education efforts. Such delays could cause customers to delay or forgo purchases of our products, or to purchase our competitors' products. Even if we are able to successfully develop proposed products when anticipated, these products may not produce sales in excess of the costs of development, and they may be quickly rendered obsolete by changing consumer preferences or the introduction by our competitors of products embodying new technologies or features.

***We may never complete the development of any of our proposed products or product improvements into marketable products.***

We do not know when or whether we will successfully complete the development of the planned development-stage or next generation exoskeletal technologies, or any other proposed, developmental, or contemplated product for any of our target markets. We continue to seek to improve our technologies before we are able to produce a commercially viable product. Failure to improve on any of our technologies could delay or prevent their successful development for any of our target markets.

Developing any technology into a marketable product is a risky, time-consuming and expensive process. You should anticipate that we will encounter setbacks, discrepancies requiring time-consuming and costly redesigns and changes and that there is the possibility of outright failure. We may not meet our product development, manufacturing, regulatory, commercialization and other milestones.

***We have historically relied, and in the future may rely, on sales of our EksoNR, Ekso Indego Therapy and Ekso Indego Personal for a significant portion of our revenue.***

We currently rely, and in the future will rely, on sales of our EksoNR, Ekso Indego Therapy and Ekso Indego Personal for a large portion of our revenue. These products are relatively new, and market acceptance and adoption depends on educating people with lower extremity impairment, physical therapists and other clinicians as to the distinct features, ease-of-use, improved quality of life and other benefits when compared to alternative therapies. These products may not be perceived to have sufficient potential benefits compared with their alternatives. In addition, physical therapists and other clinicians may be slow to change their treatment practices because of perceived liability risks arising from the use of new products. Accordingly, physical therapists and other clinicians may not recommend these products until there is sufficient evidence to convince them to alter the treatment methods they typically recommend. Such evidence may include endorsements from prominent healthcare providers or other key leaders in the lower extremity impairment and neurological impairment communities attesting to the effectiveness of these products in providing identifiable immediate and long-term quality of life benefits, and the publication of peer-reviewed clinical studies demonstrating their value. Any factors that negatively impact sales of these products would adversely affect our business, financial condition and operating results.

***We rely on independent distributors for the sale and marketing of our products in certain geographies.***

In non-German-speaking countries in Europe, other countries in EMEA, and countries in APAC except Singapore, we rely on independent distributors to distribute and assist us with the marketing and sale of our products. These distributors are our principal customers, and revenue growth will depend in large part on our success in establishing and maintaining this sales and distribution channel. If any of our key independent distributors were to cease to distribute our products, our sales could be adversely affected. In such a situation, we may need to seek alternative independent distributors or increase our reliance on our other independent distributors or our direct sales representatives, which may not prevent our sales from being adversely affected.

***We rely on service agreements and arrangements with Parker Hannifin to facilitate the production and sale of our Ekso Indego Therapy and Ekso Indego Personal devices, and such agreements and arrangements have or will soon expire.***

As part of the HMC Acquisition, we entered into a series of service agreements with Parker Hannifin. Services provided Parker Hannifin under these agreements include providing us certain access to their facilities in Ohio, IT services, and distribution services, among others. If we are not able to transition to alternative sources for these services before these agreements expire, it could affect our ability to design, manufacture, market, and sell our Ekso Indego Therapy and Ekso Indego Personal devices. For example, we need to acquire or lease office space in Ohio as we transition our Ohio operation to our own facility. In addition, we need to contract with new distribution partners for our Ekso Indego Therapy and Ekso Indego Personal devices in Europe, as Parker Hannifin's contracts in the region will expire in March 2024, as will our only distribution channel into the region. We also rely on Parker Hannifin's CE mark, which expires in May 2024, for the sale of our Ekso Indego Therapy and Ekso Indego Personal devices into Europe. If we cannot replace these services provided by Parker Hannifin by the associated deadlines or expiration dates, it may materially affect our business results.

***Our success depends on our management team, and on our ability to hire, train, retain, and motivate employees.***

Our success depends on our management team and on our ability to identify, hire, train and retain highly qualified managerial, technical and sales and marketing personnel. Any significant leadership change and accompanying senior management transition, such as the change in our chief executive officer in December 2022, and the hiring of other new leaders in key roles, involves inherent risk and any failure to ensure a smooth transition could hinder our strategic planning, execution and future performance. In addition, as we introduce new products or services, we will need to hire additional personnel. Currently, competition for personnel with the required knowledge, skill and experiences is intense, particularly in the San Francisco Bay area, where we are headquartered, and we may not be able to attract, assimilate or retain such personnel. The inability to attract and retain the necessary managerial, technical and sales and marketing personnel could have a material adverse effect on our business, results of operations and financial condition.

***The acquisition and integration of other companies, businesses, or technologies could result in operating difficulties, dilution, and other harmful consequences.***

We may selectively pursue strategic acquisitions, any of which could be material to our business, operating results, and financial condition. Future acquisitions could divert management's time and focus from operating our business. In addition, integrating an acquired company, business or technology is risky and may result in unforeseen operating difficulties and expenditures associated with integrating employees from the acquired company into our organization and integrating each company's accounting, management information, human resources and other administrative systems to permit effective management. The anticipated benefits of future acquisitions may not materialize, including our ability to expand our product offerings as a result of overlap in the addressable market for our existing products and the addressable market for products we may acquire. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, or write-offs of goodwill and intangible assets, any of which could harm our financial condition. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all.

***If we fail to manage the complex and lengthy reimbursement process, our business and operating results could be adversely affected.***

The sale of products in our Personal Health business line primarily depends on reimbursements provided by third party payors. We distribute these products to end users through the VA hospitals. In the near future, we also anticipate our products may be distributed through DME suppliers, who will then pursue reimbursement from Medicare, Medicaid, or private insurance providers. Our financial condition and results of operations may be affected by coverage and reimbursement policies of these payors, which are also subject to change over time. The reimbursement process is complex and can involve lengthy delays between the time that a product is delivered to the consumer and the time that the reimbursement amounts are settled. Depending on the payor, we or our customers may be required to obtain certain payor-specific documentation from physicians and other healthcare providers before submitting claims for reimbursement. Certain payors have filing deadlines and they will not pay claims submitted after such time. We may be subject to extensive pre-payment and post-payment audits by governmental and private payors that could result in material delays, refunds of monies received or denials of claims submitted for payment under such third-party payor programs and contracts. We cannot ensure that we will be able to continue to effectively manage the process which would adversely affect our business, financial condition and results of operations.

***Shutdowns of the U.S. federal government could materially impair our business and financial condition.***

Development of our product candidates or regulatory approval may be delayed for reasons beyond our control. For example, in 2018 and 2019 the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical FDA, SEC, and other government employees and stop critical activities. If a prolonged government shutdown or budget sequestration occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. In addition, while CMS reimbursement is considered an essential service and is thus less likely to be affected, other administrative functions within CMS could be affected. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets, such as through the declaration of effectiveness of registration statements and obtain necessary capital in order to properly capitalize and continue our operations.

**Financial & Accounting Risks**

***We have incurred significant losses to date and anticipate continuing to incur losses in the future, and we may not achieve or maintain profitability.***

We have thus far been largely dependent on capital raised through the sale of equity securities in various public and private offerings, and we have incurred losses in each fiscal year since our incorporation in 2005. Our net losses were $15.2 million and $15.1 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023 and 2022, we had an accumulated deficit of $239.2 million and $223.9 million, respectively.

The operation of our business and our growth efforts will require significant cash outlays to support our operations. We believe we have sufficient resources to operate for the foreseeable future based upon our current cash resources, expected rate of cash to be used for operations assuming modest increases in current revenue and operating expenses remaining flat, and cash required to satisfy debt obligations. However, unless we are able to generate significant revenues from sales, we will not be able to achieve or maintain profitability in the near future or at all, and we will remain largely dependent on capital raised from past and future financings to implement our business plan, support our operations and service our debt obligations. Our lack of profitability may depress our stock price, and if we are unable to become profitable, we may be required to reduce the scope of our business development activities, which could harm our business plans, financial condition and operating results, or to cease our operations entirely.

***Our loan agreement imposes certain financial, and operational restrictions on us, limiting the discretion of our management in operating our business.***

Our loan agreement with Pacific Western Bank, which we entered into in August 2020 (the "PWB Loan Agreement"), contains, subject to certain carve-outs, various restrictive covenants that limit our management's discretion in operating our business. In particular, these instruments limit our ability to, among other things, hold cash outside Pacific Western Bank, incur additional debt, grant liens on assets, sell or acquire assets outside the ordinary course of business, pay dividends and make certain fundamental business changes. Our obligations, which become due in August 2026, are also secured by a security interest in all of our assets, exclusive of intellectual property. As a result, we may need to use our capital resources to repay the PWB Loan in order to undertake certain financing or strategic transactions.

***We may be unable to generate sufficient cash flow to service our debt obligations and operate our business.***

As described in Note 10 to the consolidated financial statements, we have material near-term indebtedness due to the PWB Loan Agreement and the $5 million unsecured, subordinated promissory note (the "Promissory Note") we delivered to Parker Hannifin Corporation in connection with the HMC Acquisition.

Servicing our debt requires a significant amount of cash. While we anticipate that we will have adequate cash resources to fund our operations and satisfy our debt obligations, our ability to generate sufficient cash depends on numerous factors beyond our control and our business may not generate sufficient cash flow from operating activities. Our ability to make payments on, and refinance, our debt and fund planned capital expenditures will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, including rising interest rates.

We cannot assure our business will generate sufficient cash flow from operations, or future borrowings will be available to us in an amount sufficient to fund our liquidity needs.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets or product lines, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

### *We might not be able to continue as a going concern.*

Our audited consolidated financial statements as of December 31, 2023 have been prepared under the assumption that we will continue as a going concern for the next twelve months. As of December 31, 2023, we had cash and restricted cash of $8.6 million and an accumulated deficit of $239.2 million. We do not believe that our cash and restricted cash are sufficient to fund our operations for the next 12 months. We will need to increase revenues substantially beyond levels that we have attained in the past in order to generate sustainable operating profit and sufficient cash flows to continue doing business without raising additional capital from time to time. As a result of our expected operating losses and cash burn for the foreseeable future and recurring losses from operations, if we are unable to raise sufficient capital through additional debt or equity arrangements, there will be uncertainty regarding our ability to maintain liquidity sufficient to operate our business effectively, which raises substantial doubt as to our ability to continue as a going concern. If we cannot continue as a viable entity, our stockholders would likely lose most or all of their investment in us.

If we are unable to generate sustainable operating profit and sufficient cash flows, then our future success will depend on our ability to raise capital. We are seeking additional financing and evaluating financing alternatives in order to meet our cash requirements for the next 12 months. We cannot be certain that raising additional capital, whether through selling additional debt or equity securities or obtaining a line of credit or other loan, will be available to us or, if available, will be on terms acceptable to us. If we issue additional securities to raise funds, these securities may have rights, preferences, or privileges senior to those of our common stock, and our current stockholders may experience dilution. If we are unable to obtain funds when needed or on acceptable terms, we may be required to curtail our current product development programs, cut operating costs, forego future development and other opportunities or even terminate our operations.

### *We may not be able to leverage our cost structure or achieve better margins.*

Due to the early-stage customer adoption of our products, our current sales and marketing, research and development, and general and administrative expenses are each a higher percentage of sales than they will need to be for us to reach profitability. While we do expect these expenses to grow as our business grows, we also expect these expenses to decline as a percentage of revenues over time. If we are unable to leverage these costs and grow revenues at a greater pace than these operating expenses as we expect, we will not be able to achieve viable operating margins and profitability.

### *We could fail to maintain effective internal control over our financial reporting.*

Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include in our annual reports on Form 10-K and quarterly reports on Form 10-Q an assessment by management of the effectiveness of our internal control over financial reporting. While we believe that the policies, processes and procedures we have put in place will be sufficient to render our internal controls over financial reporting effective, our initiatives may not prove successful. If so, management may not be able to conclude that our internal control over financial reporting is effective. This could result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively affect the price of our common stock. In addition, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404. Our compliance with Section 404 may require that we incur substantial accounting expense and expend significant management efforts.

**Intellectual Property Risks**

***Protecting our intellectual proprietary rights can be costly, and our success in doing so is not certain.***

Our long-term success largely depends on our ability to market technologically competitive products. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could have a material adverse impact on our competitive advantage and impair our business. Our issued patents may not be sufficient to protect our intellectual property and our patent applications may not result in issued patents. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner or may challenge the validity of our patents. Our attempts to prevent third parties from circumventing our intellectual property and other rights ultimately may be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain any of our patents that issue.

Furthermore, we have not filed applications for all of our inventions internationally and may not be able to prevent third parties from using our proprietary technologies or may lose access to technologies critical to our products in other countries. These include, in some cases, countries in which we are currently selling products and countries in which we intend to sell products in the future.

***Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling certain of our products.***

The industries in which we operate, including, in particular, the medical device industry, are characterized by extensive intellectual property litigation and, from time to time, we might be the subject of claims by third parties of potential infringement or misappropriation. Regardless of outcome, such claims are expensive to defend and divert the time and effort of our management and operating personnel from other business issues. A successful claim or claims of patent or other intellectual property infringement against us could result in our payment of significant monetary damages and/or royalty payments or negatively impact our ability to sell current or future products in the affected category and could have a material adverse effect on our business, cash flows, financial condition or results of operations.

Because competition in our industry is intense, competitors may infringe or otherwise violate our issued patents, patents of our licensors or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly, or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. We may also elect to enter into license agreements in order to settle patent infringement claims or to resolve disputes prior to litigation, and any such license agreements may require us to pay royalties and other fees that could be significant. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure.

***Some of the patents and patent applications in the intellectual property portfolio are not within our complete control, which could reduce the value of such patents.***

Some of our U.S. patents (which have associated international patents and applications) are co-owned by UC Berkeley. UC Berkeley has exclusively licensed its rights under many of these patents to us, but we do not have an exclusive license to UC Berkeley's rights under three of these patents.

UC Berkeley has licensed their U.S. rights in two of these three co-owned patents to an unrelated third-party.

The third patent is a continuation-in-part of a patent that UC Berkeley has licensed to us. Under the terms of the relevant license agreement between us and UC Berkeley, we have exclusive rights to any claims that are fully supported by the specification in the parent application. However, any claims that are not based on the specification in the parent application are co-owned by UC Berkeley and us, and UC Berkeley's rights in respect of such claims are not exclusively licensed to us. There is no assurance that we will be able to obtain a license to UC Berkeley's rights in any such claims on commercially reasonable terms or at all, and UC Berkeley may choose to license its rights to third parties instead of us.

***If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third-parties or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.***

We are a party to two exclusive license agreements with UC Berkeley, covering ten patents exclusively licensed to us. In addition, as a result of the "HMC" acquisition, we are party to two license agreements with Vanderbilt University. We may also need to obtain additional licenses from others to advance our research and development activities or allow the commercialization of our devices or any other devices we may identify and pursue. Our license agreements with UC Berkeley and Vanderbilt University impose various development, diligence, commercialization, and other obligations on us, and any future license agreements may impose similar or other obligations on us. For example, under our license agreements with UC Berkeley we are required to submit a commercialization plan with performance milestones and progress report to UC Berkeley, and must satisfy specified minimum annual royalty payment obligations. In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If our license agreements with UC Berkeley or Vanderbilt University are terminated, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products that may be identical or functionally similar to our devices and we may be required to cease our development and commercialization of such devices. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

Moreover, disputes may arise between us and our counterparties regarding intellectual property subject to a licensing agreement, including the scope of rights granted under the license agreement and other interpretation-related issues; the extent to which our devices, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; the sublicensing of patent and other rights under our collaborative research and development relationships; our diligence obligations under the license agreement and what activities satisfy those diligence obligations; the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and the priority of invention of patented or patentable technology. In addition, certain provisions in our license agreements with UC Berkeley and Vanderbilt University may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected devices, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

***Patent terms may be inadequate to protect our competitive position on our devices for an adequate amount of time.***

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our devices are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new devices, patents protecting such devices might expire before or shortly after such devices are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

**Legal and Regulatory Compliance Risks**

***If we fail to obtain or maintain necessary regulatory clearances or approvals for our medical device products, or if clearances or approvals for future products or modifications to existing products are delayed or not issued, our commercial operations would be harmed.***

Our EksoNR, Ekso Indego, and Nomad products are medical devices and are regulated by the FDA, the European Union and other governmental authorities both inside and outside of the United States. These agencies enforce laws and regulations that govern the development, testing, clinical trials, manufacturing, labeling, advertising, marketing and distribution, recordkeeping, recalls and field safety corrective actions, and market surveillance of our medical products. Our failure to comply with these complex laws and regulations could have a material adverse effect on our business, results of operations, financial condition and cash flows.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the FDCA or approval of a PMA application from the FDA, unless an exemption applies. Both the PMA and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA's 510(k) clearance process may take anywhere from several months to over a year. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is filed with the FDA. In addition, PMA generally requires the performance of one or more clinical trials.

The FDA also has substantial discretion in the medical device review process. Despite the time, effort and cost, we cannot assure you that any particular device will be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory approvals could harm our business. Failure can occur at any stage, and we could encounter problems that cause us to repeat or perform additional development, standardized testing, pre-clinical studies and clinical trials. Any delay or failure to obtain necessary regulatory approvals could harm our business.

The FDA or other non-U.S. regulatory authorities can delay, limit or deny clearance or approval of a medical device candidate for many reasons, including a medical device candidate may not be deemed to be substantially equivalent to a device lawfully marketed either as a grandfathered device or one that was cleared through the 510(k) premarket notification process; a medical device candidate may not be deemed to be substantially equivalent to a device lawfully marketed either as a grandfathered device or one that was cleared through the 510(k) premarket notification process; a medical device candidate may not be deemed to be in conformance with applicable standards and regulations; FDA or other regulatory officials may not find the data from pre-clinical studies and clinical trials or other product testing date to be sufficient; other non-U.S. regulatory authorities may not approve our processes or facilities or those of any of our third-party manufacturers, thereby restricting export; or the FDA or other non-U.S. regulatory authorities may change clearance or approval policies or adopt new regulations.

Even after regulatory clearance or approval has been granted, a cleared or approved product and its manufacturer are subject to extensive regulatory requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising and promotion, recordkeeping, and recalls and field safety corrective actions of the product. If we fail to comply with the regulatory requirements of the FDA or other non-U.S. regulatory authorities, or if previously unknown problems with our products or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including restrictions on the products, manufacturers or manufacturing process; adverse publicity; adverse inspectional observations (Form 483), warning letters, non-warning letters incorporating inspectional observations; consent decrees; civil or criminal penalties or fines; injunctions; product seizures, detentions or import bans; voluntary or mandatory product recalls and publicity requirements; suspension or withdrawal of regulatory clearances or approvals; total or partial suspension of production; imposition of restrictions on operations, including costly new manufacturing requirements; refusal to clear or approve pending applications or premarket notifications; and import and export restrictions.

If imposed on us, any of these sanctions could have a material adverse effect on our reputation, business, results of operations and financial condition.

***Modifications to our current and our future EksoHealth products may require new 510(k) clearances or premarket approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.***

An element of our strategy is to continue to upgrade our robotic exoskeleton platform to incorporate new software and hardware enhancements. Any modification to a 510(k)-cleared device, including our EksoNR, Ekso Indego Therapy, and Ekso Indego Personal, that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires every manufacturer to make this determination in the first instance based on the final guidance document issued by the FDA in October 2017 addressing when to submit a new 510(k) application due to modifications to 510(k)-cleared devices and a separate guidance document on when to submit a new 510(k) application due to software changes to 510(k)-cleared devices. Although largely aligned with the FDA's longstanding guidance document issued in 1997, the 2017 guidance includes targeted changes intended to provide additional clarity on when a new 510(k) application is needed. The FDA may review our determinations regarding whether new clearances or approvals are necessary, and may not agree with our decisions. If the FDA disagrees with our determinations for any future changes, or prior changes to previously marketed products, as the case may be, we may be required to cease marketing or to recall the modified products until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

We may introduce new products with enhanced features and extended capabilities from time to time. The products may be subject to various regulatory processes, and we may need to obtain and maintain regulatory approvals in order to sell our new products. If a potential purchaser of our products believes that we plan to introduce a new product in the near future or if a potential purchaser is located in a country where a new product that we have introduced has not yet received regulatory approval, planned purchases may be deferred or delayed. As a result, new product introductions may adversely impact our financial results.

***We must obtain certain regulatory approvals in the EU, which could be costly and time-consuming and subject us to unanticipated delays or prevent us from marketing certain devices.***

In the EU, we are required to comply with the EU MDR and obtain CE Certificates of Conformity in order to affix the CE Mark and market medical devices. As of December 31, 2023, none of our products had yet been approved under the EU MDR. We are currently in the process of obtaining CE Certificates of Conformity in order to affix the CE Mark to the products we acquired in the HMC Acquisition, including Ekso Indego Therapy and Ekso Indego Personal. Failure to receive the CE Mark as required under the EU MDR, prior to May 25, 2024, for the products acquired in the HMC Acquisition will prevent us from selling those products within the EU. While our application for the CE mark for these products is under regulatory review, we have not received confirmation that we will be able to complete the necessary regulatory steps to obtain the CE Mark by such deadline. In addition, changes in regulatory policy for the approval or CE marking of a medical device during the period of product development and regulatory agency review or notified body review of each submitted new application may cause delays or rejections. In March 2023, the European Commission extended the original compliance dates for the EU MDR. As a result, the MDR transitional period deadline of May 2024 to 2027 or 2028, based upon the risk class of the device. Failure to comply with the EU MDR requirements by the MDR transitional period deadline would prevent us from generating revenue from sales of our products in the EU, which could adversely affect our business, results of operations and financial condition.

***Our failure to meet strict post-market regulatory requirements with respect to our products could require us to pay fines, incur other costs or even close our facilities.***

We are required to comply with the FDA's Quality System Regulation, or QSR, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, process controls, quality assurance, labeling, packaging, handling, storage, distribution, installation, servicing and shipping of our marketed products. These regulatory requirements may significantly increase our production costs and may even prevent us from making our products in amounts sufficient to meet market demand. If we change our approved manufacturing process, the FDA may need to review the process before it may be used. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. Failure to comply with regulatory requirements such as QSR may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

Federal, state and non-U.S. regulations regarding the manufacture and sale of medical devices are subject to future changes. The complexity, timeframes and costs associated with obtaining marketing clearances are unknown. Although we cannot predict the impact, if any, these changes might have on our business, the impact could be material.

***We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or "off-label" uses.***

Any cleared or approved product may be promoted only for its indicated uses and our promotional materials must comply with FDA and other applicable laws and regulations. We believe that the specific use for which our products are marketed fall within the scope of the indications for use that have been cleared by the FDA. However, if the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.

***We may be subject to adverse medical device reporting obligations, voluntary corrective actions or agency enforcement actions.***

Under the FDA's medical device reporting or MDR regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. For example, we have been informed of a limited number of events with respect to our EksoNR device that have been determined to be reportable pursuant to the MDR regulations. In each case, the required MDR report was filed with the FDA.

In addition, all manufacturers bringing medical devices to market in the European Economic Area are legally bound to report any incident that led or might have led to the death or serious deterioration in the state of health of a patient, user or other person, and which the manufacturer's device is suspected to have caused, to the competent authority in whose jurisdiction the incident occurred. In such case, the manufacturer must file an initial report with the relevant competent authority, which would be followed by further evaluation or investigation of the incident and a final report indicating whether further action is required. The events described above that were reported to the FDA were also reported to the relevant EU regulatory authorities.

We are also required to follow detailed recordkeeping requirements for all Company-initiated medical device corrections and removals, and to report such corrective and removal actions to the FDA if they are carried out in response to a risk to health and have not otherwise been reported under the MDR regulations. The FDA and similar foreign governmental authorities also have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design, labeling or manufacture of a product or in the event that a product poses an unacceptable risk to health. Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including adverse publicity, FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our products in the future.

Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Recalls of our products, or agency actions relating to our failure to comply with our reporting or recordkeeping obligations, could harm our reputation and financial results.

***Failure to comply with anti-kickback and fraud regulations could result in substantial penalties and changes in our business operations.***

Although we do not provide healthcare services, submit claims for third-party reimbursement, or receive payments directly from Medicare, Medicaid or other third-party payers for our products, we are subject to healthcare fraud and abuse regulation and enforcement by federal, state and foreign governments, which could significantly impact our business. These laws may constrain the business and financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any product for which we have obtained regulatory approval, or for which we obtain regulatory approval in the future. The principal U.S. federal laws implicated include, but are not limited to, those that prohibit, among other things, (i) filing, or causing to be filed, false or improper claims for federal payment, known as the false claims laws, (ii) payment, solicitation or receipt of unlawful inducements, directly or indirectly, for the referral of business reimbursable under federally-funded health care programs, known as the anti-kickback laws, and (iii) health care service providers from seeking reimbursement for providing certain services to a patient who was referred by a physician who has certain types of direct or indirect financial relationships with the service provider, known as the Stark law. Many states have similar laws that apply to reimbursement by state Medicaid and other government funded programs as well as in some cases to all payers.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws and regulations will involve substantial costs. We are subject to the risk that a person or government could allege we have engaged in fraud or other misconduct, even if none occurred. It is possible that governmental and enforcement authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental health care programs, additional integrity oversight and reporting obligations, contractual damages, reputational harm and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results.

***Changes in law or regulation could make it more difficult and costly for us to manufacture, market and distribute our products or obtain or maintain regulatory approval of new or modified products.***

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacture and marketing of regulated devices. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of future products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. Elections could result in significant changes in, and uncertainty with respect to, legislation, regulation and government policy that could significantly impact our business and the health care industry. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Any change in the laws or regulations that govern the clearance and approval processes relating to our current and future products could make it more difficult and costly to obtain clearance or approval for new products, or to produce, market, and distribute existing products. Significant delays in receiving clearance or approval, or the failure to receive clearance or approval, for any new products would have an adverse effect on our ability to expand our business.

***Healthcare changes in the United States and other countries, including recently enacted legislation reforming the U.S. healthcare system, could have a negative impact on our future operating results.***

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. For example, in 2010, the Patient Protection and Affordable Care Act, or ACA, was enacted into law. The legislation seeks to reform the United States healthcare system. It is far-reaching and is intended to expand access to health insurance coverage, improve quality and reduce costs over time. We expect the law will have a significant impact upon various aspects of our business operations. The ACA reduces Medicare and Medicaid payments to hospitals, clinical laboratories and pharmaceutical companies, and could otherwise reduce the volume of medical procedures. These factors, in turn, could result in reduced demand for our products and increased downward pricing pressure. It is also possible that the ACA will result in lower reimbursements. While the ACA is intended to expand health insurance coverage to uninsured persons in the United States, the impact of any overall increase in access to healthcare on sales of our products remains uncertain.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA, and we expect there will be additional challenges in the future. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. Most recently, under President Biden, the Department of Justice dropped support of two Supreme Court cases challenging the ACA in addition to a case before the U.S. Court of Appeals for the Fifth Circuit.

We cannot predict the impact that such actions against the ACA or other health care reform under the Biden administration will have on our business, and there is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the United States, or the effect of any future legislation or regulation. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the United States in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for the type of products we intend to commercialize in the United States (or our products more specifically, if approved) could adversely affect our business plan to introduce our products in the United States.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2030 unless additional Congressional action is taken.

Further, there has been heightened governmental scrutiny in recent years over the manner in which manufacturers set prices for their marketed products and the cost of prescription drugs to consumers and government healthcare programs, which have resulted in several recent Congressional inquiries and proposed and enacted bills designed to, among other things, reduce the cost of prescription drugs, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. In addition, the United States government, state legislatures, and foreign governments have shown significant interest in implementing cost containment programs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs to limit the growth of government paid health care costs. For example, the United States government has passed legislation requiring pharmaceutical manufacturers to provide rebates and discounts to certain entities and governmental payors to participate in federal healthcare programs. Further, Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs, and the current administration recently released a "Blueprint", or plan, to reduce the cost of drugs. The current administration's Blueprint contains certain measures that the U.S. Department of Health and Human Services is already working to implement. Individual states in the United States have also been increasingly passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additional changes may affect our business, including those governing enrollment in federal healthcare programs, reimbursement changes, fraud and abuse enforcement, and expansion of new programs, such as Medicare payment for performance initiatives.

These initiatives, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms could result in reduced demand for our product candidates or additional pricing pressures and may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

Finally, future elections in the United States could result in significant changes in, and uncertainty with respect to, legislation, regulation, implementation of Medicare and/or Medicaid, and government policy that could significantly impact our business and the healthcare industry. The President and the executive branch of the federal government have a significant impact on the implementation of the provisions of the ACA, and the current or future administrations could make changes impacting the implementation and enforcement of the ACA, which could harm our business, operating results and financial condition. If we are slow or unable to adapt to any such changes, our business, operating results and financial condition could be adversely affected.

***Failure to comply with the Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and implementing regulations could result in significant penalties.***

Numerous federal and state laws and regulations, including HIPAA and the HITECH Act, govern the collection, dissemination, security, use and confidentiality of patient-identifiable health information. HIPAA and the HITECH Act require us to comply with standards for the use and disclosure of such protected health information within our company and with third parties. The Privacy Standards and Security Standards under HIPAA establish a set of basic national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Notably, whereas HIPAA previously directly regulated only these covered entities, the HITECH Act, which was signed into law in 2009, makes certain of HIPAA's privacy and security standards directly applicable to covered entities' business associates. Both covered entities and business associates are subject to significant civil and criminal penalties for failure to comply with the Privacy Standards and Security Standards under HIPAA.

HIPAA requires healthcare providers like us to develop and maintain policies and procedures with respect to protected health information that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information from unauthorized disclosure. The HITECH Act expanded the notification requirement for breaches of patient-identifiable health information, restricts certain disclosures and sales of patient-identifiable health information and provides a tiered system for civil monetary penalties for HIPAA violations. The HITECH Act also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney fees and costs associated with pursuing federal civil actions. The 2013 final HITECH omnibus rule modified the breach reporting standard in a manner that made more data security incidents qualify as reportable breaches. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA.

If we are determined to be out of compliance with existing or new laws and regulations related to patient health information, we could be subject to criminal or civil sanctions. New health information standards, whether implemented pursuant to HIPAA, the HITECH Act, congressional action or otherwise, could have a significant effect on the manner in which we handle healthcare related data and communicate with payors, and the cost of complying with these standards could be significant.

Any liability from a failure to comply with the requirements of HIPAA or the HITECH Act could adversely affect our results of operations and financial condition. The costs of complying with privacy and security related legal and regulatory requirements are burdensome and could have a material adverse effect on our results of operations.

***Regulations requiring the use of "standard transactions" for healthcare services issued under HIPAA may negatively affect our profitability and cash flows.***

Pursuant to HIPAA, final regulations have been implemented to improve the efficiency and effectiveness of the healthcare system by facilitating the electronic exchange of information in certain financial and administrative transactions while protecting the privacy and security of the information exchanged.

The HIPAA transaction standards are complex, and subject to differences in interpretation by third-party payors. For instance, some third-party payors may interpret the standards to require us to provide certain types of information, including demographic information not usually provided to us by physicians. As a result of inconsistent application of transaction standards by third-party payors or our inability to obtain certain billing information not usually provided to us by physicians, we could face increased costs and complexity, a temporary disruption in accounts receivable and ongoing reductions in reimbursements and net revenue. Changes and updates to HIPAA transaction standards could prove technically difficult, time-consuming or expensive to implement, all of which could harm our business.

***Regulatory requirements under Proposition 65 could adversely affect our business.***

We are subject to California's Proposition 65, or Prop 65, which requires a specific warning on any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects, unless the level of such substance in the product is below a safe harbor level. Prop 65 required that all businesses must be in compliance by August 30, 2018 with new regulations that require modifications to product warnings and for businesses to coordinate with upstream vendors or downstream customers for the 800+ regulated chemicals in consumer products and assess whether new occupational exposure warnings need to be posited in California facilities. We have taken steps to add warning labels to our products packaged in California and manufactured after August 30, 2018. Although we cannot predict the ultimate impact of these requirements, they could reduce overall consumption of our products or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, all of which could adversely affect our business, financial condition and results of operations.

***We are subject to evolving laws, regulations, and other obligations related to privacy, data protection, and information security, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability or otherwise adversely affect our business, financial condition, and operating results.***

The regulatory frameworks for privacy, data protection, and information security issues worldwide are rapidly evolving and likely to remain uncertain for the foreseeable future. The U.S. federal and various state, local, and foreign government bodies and agencies have adopted or are considering adopting laws and regulations governing the collection, distribution, use, disclosure, storage, security, and other processing of personal information.

For example, California adopted the California Consumer Privacy Act (CCPA), which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. The CCPA includes a framework with potentially severe statutory damages and private rights of action. Additionally, a new privacy law, the California Privacy Rights Act (CPRA), was approved by California voters in the November 2020 election and went into effect on January 1, 2023. The CPRA significantly modifies the CCPA, potentially resulting in further uncertainty. Other states have begun to propose and enact similar laws. The U.S. federal government also is contemplating federal privacy legislation. Compliance with these laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms to comply with such laws and regulations.

The collection and use of health data and other personal data is governed in the EU by the General Data Protection Regulation (GDPR), which imposes substantial obligations upon companies and rights for individuals, and by certain EU member state-level legislation. Failure to comply with the GDPR may result in fines up to the greater of €20,000,000 or 4% of the total worldwide annual turnover of the preceding financial year. The UK has implemented legislation similar to the GDPR, referred to as the UK GDPR, which provides for fines of up to the greater of £17.5 million or 4% of global turnover. Many other jurisdictions globally are considering or have enacted legislation providing for local storage of data or otherwise imposing privacy, data protection, and data security obligations in connection with the collection, use, and other processing of personal data. As a general matter, compliance with laws, regulations, contractual obligations, and other actual and asserted obligations, such as industry standards, and any rules or guidance from self-regulatory organizations, relating to privacy, data protection, and data security that apply, or are asserted to apply, to our operations may result in substantial costs and may necessitate changes to our policies and practices, which may compromise our growth strategy, adversely affect our ability to acquire customers, and otherwise adversely affect our business, results of operations, and financial condition.

With laws, regulations, and other obligations relating to privacy, data protection, and information security imposing new and relatively burdensome obligations, and with substantial uncertainty over the interpretation and application of these and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices. We also may incur significant costs and expenses in an effort to do so. Additionally, if third parties we work with, such as contractors or service providers, violate applicable laws or regulations or our policies, such violations may also put our data at risk and could in turn have an adverse effect on our business. Any failure or perceived failure by us or our contractors or service providers to comply with our applicable policies or notices, our contractual or other obligations to third parties, or any of our other actual or asserted legal obligations relating to privacy or data protection, may result in governmental investigations or enforcement actions, litigation, claims, and other proceedings, harm our reputation, and could result in significant liability. Any such event may adversely affect our business, operating results, and financial condition.

***We are subject to cybersecurity risks to our systems, infrastructure, and technology, and data processed by us or third-party vendors.***

Our business and operations involve the collection, storage, transmission, and other processing of personal data and certain other sensitive and proprietary data. Numerous organizations have disclosed breaches of their information security systems and other information security incidents, some of which have involved sophisticated and highly targeted attacks. We have been and may in the future be a target for cybersecurity attacks designed to disrupt our operations or to attempt to gain access to our systems, data processed or maintained in our business, trade secrets, or other proprietary information or financial resources. Many of our personnel work remotely all or part of the time, which increases certain security risks. In addition, the risk of state-supported and geopolitical-related cybersecurity attacks is believed to be heightened in connection with the conflicts in Ukraine and the Middle East and any related political or economic responses and counter-responses.

We are at risk for interruptions, outages, and breaches of our operational systems, including business, financial, accounting, product development, data processing or production processes, as well as our security systems, in-product software and technology, and customer data. We use third parties to process some data on our behalf, and they face similar security risks. Because techniques used to obtain unauthorized access to or to sabotage information systems change frequently and may not be known until launched against a target, we and the third parties on which we rely may be unable to anticipate or prevent these attacks, react in a timely manner or implement adequate preventive measures, and we may face delays in our detection or remediation of, or other responses to, security breaches and other privacy-and security-related incidents. Such incidents could materially disrupt our systems, result in loss of intellectual property and misappropriation of trade secrets or other proprietary or competitively sensitive information, compromise the confidentiality, security, and integrity of our information, including employees' personal information, and information of customers or others, jeopardize the security of our facilities, or affect the performance of our products. The loss, corruption, or unavailability of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the impacted data. Certain efforts may be state-sponsored or supported by significant financial and technological resources, making them even more difficult to detect, remediate and otherwise respond to.

Although we have implemented and are in the process of implementing additional systems and processes that are designed to protect our data and systems within our control, prevent data loss, and prevent other security breaches and security incidents, these measures cannot guarantee security. The systems and infrastructure used in our business may be vulnerable to cyberattacks or security breaches or incidents, and third parties may be able to access data, including personal data and other sensitive and proprietary data or other sensitive and proprietary data, or such data otherwise may be subject to unauthorized use, disclosure, unavailability, modification, or other processing. Employee error, malfeasance or other errors in the storage, use or transmission of any of these types of data could result in an actual or perceived privacy or security breach or other security incident.

Any security breach or security incident impacting our systems or infrastructure, or data we or third parties on which we rely maintain or otherwise process, or any outages or other disruptions to systems used in our business, could interrupt our operations and result in the loss of or improper access to, or acquisition or disclosure of, data or a loss of intellectual property protection. Any such breach or incident, or the perception it has occurred, also may harm our reputation and competitive position, harm our product development and regulatory approval efforts, reduce demand for our products, damage our relationships with customers, partners, collaborators or others, and result in claims, demands, litigation, regulatory investigations and proceedings and significant legal, regulatory and financial exposure. Any such event may adversely affect our business, operating results, and financial condition. We expect to incur significant costs in an effort to detect and prevent privacy and security breaches and other privacy- and security-related incidents, and may face increased costs and requirements to expend substantial resources in the event of an actual or perceived privacy or security breach or other incident.

While we maintain insurance that may cover certain liabilities in connection with certain disruptions, security breaches, and incidents, our insurance policies may not be adequate to compensate us for the potential losses arising from any disruption in or, failure or security breach or incident of or impacting our systems or third-party systems where information important to our operations or product development is stored or processed. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

**Product Liability Risks**

***Our products may become subject to voluntary or involuntary recall.***

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. In addition, manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues.

When a medical human exoskeleton is used by a paralyzed individual to walk, the individual relies completely on the exoskeleton to hold them upright. There are many exoskeleton components that, if they were to fail catastrophically, could cause a fall resulting in severe injury or death of the patient. Certain of our competitors have reported injuries caused by the malfunction of human exoskeleton devices (in at least one case to the FDA). Injuries caused by the malfunction or misuse of human exoskeleton devices, even where such malfunction or misuse occurs with respect to one of our competitor's products, could cause regulatory agencies to implement more conservative regulations on the medical human exoskeleton industry, which could significantly increase our operating costs.

Similarly, when an industrial exoskeleton is used by a healthy individual - for example to operate heavy machinery overhead - malfunction of the device at an inopportune moment could result in severe injury or death of the person using the device. Such occurrences could result in regulatory action on the part of OSHA or its foreign counterparts.

Any future recalls of any of our products could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner, and have an adverse effect on our reputation, results of operations and financial condition. In some circumstances, such adverse events could also cause delays in new product approvals. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

In addition, personal injuries relating to the use of our products could also result in product liability claims being brought against us. Any product liability claim brought against us, with or without merit, could result in substantial damages, be costly and time-consuming to defend and could increase our insurance rates or prevent us from securing insurance coverage in the future.

***Our product liability insurance may not adequately cover potential claims or recalls.***

The testing, manufacture, marketing and sale of medical devices and industrial products entail the inherent risk of liability claims or product recalls. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. A successful product liability claim or product recall could inhibit or prevent the successful commercialization of our products, cause a significant financial burden on us, or both, which in either case could have a material adverse effect on our business and financial condition.

***Warranty claims and our accelerated maintenance program results in additional operating costs to us.***

Sales of our EksoNR and Ekso Indego products generally include a one-year warranty for parts and services in the United States and a two-year warranty in EMEA and APAC. We also generally provide customers with an option to purchase an extended warranty for up to an additional four years. The costs associated with such warranties, including any warranty-related legal proceedings, could have a material adverse effect on our results of operations, cash flows and liquidity. As we enhance our product and in an effort to build our brand and drive adoption, we have elected to incur increased service expenses related to an accelerated maintenance program, field corrections and the implementation of technological improvements developed subsequent to many of our units being placed into service, sometimes outside of its warranty and contractual obligations. Continuation of these activities could have a material adverse effect on our results of operations, cash flows and liquidity.

**Risks Related to Ownership of Common Stock**

***You may be diluted from future issuances of our equity securities, including from compensatory equity awards, exercise of outstanding warrants, or issuances of securities in financing or strategic transactions, and such issuances, or perception that such issuances may occur, could depress the market price of our common stock.***

Future operating or business decisions may cause dilution to our stockholders. For example, we may sell equity securities or issue securities exercisable or convertible into shares of our common stock in connection with strategic transactions or for financing purposes, including under an At The Market Offering Agreement we entered into in October 2020 with H.C. Wainwright & Co., LLC ("Wainwright") or otherwise through our "shelf" registration statement on Form S-3 (File No. 333-272607). Through March 4, 2024, we have $4.3 million available for future offerings under our current prospectus for our "at the market offering". We may also make equity grants under one or more employee equity incentive plan or our Employee Stock Purchase Plan. You may also be subject to dilution from the exercise or settlement of outstanding options or restricted stock units under the Incentive Plan, and from the exercise of our warrants. In addition, sales or issuances of a substantial number of shares of our common stock, or other equity-related securities in the public markets, or the perception that such sales or issuances could occur, could depress the market price of our common stock.

We do not expect, nor do our historical operating results suggest, that cash flows generated from operations will be sufficient to meet our material cash requirements in the long term. Management expects that our historical reliance on external financing, from both equity and debt financings, like issuances under our At The Market Offering Agreement and our recently completed registered direct offering in January 2024, for example, will continue to provide the capital necessary to meet our material cash requirements in the long term. Management has not yet determined the form such additional financing may take, but management expects that the most likely forms include one or more of the following: (i) underwritten offerings of shares of our common stock, (ii) sales of shares of our common stock under an "at the market" offering program, (iii) incurring indebtedness with one or more financial institutions, (iv) sale of product line or technology, and (v) the factoring of trade receivables.

***The ability of our Board of Directors to issue additional stock may prevent us from making more difficult transactions, including a sale or merger.***

Our Board of Directors is authorized to issue up to 10 million shares of preferred stock with powers, rights and preferences designated by it. Shares of voting or convertible preferred stock could be issued, or rights to purchase such shares could be issued, to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control of us. The ability of the Board of Directors to issue such additional shares of preferred stock, with rights and preferences it deems advisable, could discourage an attempt by a party to acquire control of us by tender offer or other means. Such issuances could therefore deprive stockholders of benefits that could result from such an attempt, such as the realization of a premium over the market price for their shares in a tender offer or the temporary increase in market price that such an attempt could cause. Moreover, the issuance of such additional shares of preferred stock to persons friendly to the Board of Directors could make it more difficult to remove incumbent officers and directors from office even if such change were to be favorable to stockholders generally.

***We have never paid and do not intend to pay cash dividends.***

Cash dividends have never been declared or paid on our common stock, and we do not anticipate such a declaration or payment for the foreseeable future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their shares of common stock. If we do not pay dividends, our common stock may be less valuable because a return on investment will only occur if our stock price appreciates

***The market price of our common stock has been, and may continue to be, highly volatile.***

During the period from our initial listing on Nasdaq on August 9, 2016 through December 31, 2023, the closing price of our common stock fluctuated from a high of $93.15 per share to a low of $0.67 per share (on a split-adjusted basis), and our stock price continues to fluctuate. The market price of our common stock may continue to fluctuate significantly in response to numerous factors, some of which are beyond our control, such as our ability to grow our revenue and customer base; the announcement of new products or product enhancements by us or our competitors; developments concerning regulatory oversight and approvals; variations in our and our competitors' results of operations; changes in earnings estimates or recommendations by securities analysts, if our common stock is covered by analysts; successes or challenges in our collaborative arrangements or alternative funding sources; developments in the rehabilitation and industrial robotics markets; the results of product liability or intellectual property lawsuits; future issuances of common stock or other securities; the addition or departure of key personnel; announcements by us or our competitors of acquisitions or divestments, investments or strategic alliances; and general market conditions and other factors, including factors unrelated to our operating performance or otherwise disclosed herein.

***Trading of our common stock is limited, which may affect our stock price.***

Trading of our common stock is currently conducted on Nasdaq. The liquidity of our common stock is limited, not only in terms of the number of shares that can be bought and sold at a given price, but also as it may be adversely affected by delays in the timing of transactions and low coverage by research analysts and the media, if at all. These factors may result in different prices for our common stock than might otherwise be obtained in a more liquid market and could also result in a larger spread between the bid and asked prices for our common stock. In addition, without a large public float, our common stock is less liquid than the stock of companies with broader public ownership, and, as a result, the trading prices of our common stock may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate his or her investment in our common stock. Trading of a relatively small volume of our common stock may have a greater impact on the trading price of our stock than would be the case if our public float were larger. Additionally, sales by stockholders of substantial amounts of our shares of common stock, the issuance of new shares of common stock by us or the perception that these sales may occur in the future could materially and adversely affect the market price of our common stock, and you may lose all or a portion of your investment in our common stock.

## Item 1B.  UNRESOLVED STAFF COMMENTS

None.

## Item 1C. CYBERSECURITY

*Risk Management and Strategy*

We perform a formal risk assessment each year. As part of its risk assessment, we consider the potential for cybersecurity threats, including but not limited to interruptions, outages and breaches to its operational and financial systems. We have policies, processes, internal controls and tools to assess, identify, and manage material risks from potential cybersecurity threats. We utilize a combination of cybersecurity awareness training, manual processes, specialized software and automated tools, and third-party assessments to build our cybersecurity program. We engage third-party service providers, with significant information technology and cybersecurity experience, to assist with designing, implementing and managing our information technology infrastructure and cybersecurity program. We are also currently developing a cybersecurity incident response plan that establishes a formal framework for responding to cybersecurity incidents, including defining what constitutes a reportable cybersecurity incident; establishing specific escalation and communication channels; identifying parties responsible for managing and responding to each incident; and other preparedness and response activities.

*Governance*

The Audit Committee of our Board of Directors (the "Audit Committee") provides oversight over our internal control program, including the adequacy and effectiveness of our information technology infrastructure and cybersecurity program. Each quarter, management provides updates to the Audit Committee regarding its internal control program, including any significant changes to its information technology infrastructure or cybersecurity program. Management also reports any material risks from cybersecurity threats to the Audit Committee. Management periodically provides the Audit Committee with updates on cybersecurity risks and/or trends.

Our management team, specifically the chief executive officer and the chief financial officer, are responsible for the day-to-day administration of our business operations, including our risk management of cybersecurity risks. Management is responsible for the design and implementation of policies, processes and internal controls to manage our cybersecurity risks. Our management team regularly meets with their information technology resources, including its third-party service providers, to ensure that we are appropriately positioned to manage our cybersecurity risks. Our management team also sponsors periodic cybersecurity awareness training for employees.

As of the date of this Form 10-K, we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. For further discussion of the cybersecurity risks, see "Part I—Item 1A. Risk Factors," specifically the risks titled "*We are subject to cybersecurity risks to our systems, infrastructure, and technology, and data processed by us or third-party vendors.*" No matter how well designed or implemented our internal controls are, we will not be able to anticipate all cybersecurity threats, and we may not be able to implement effective preventive or detective measures against such security breaches in a timely manner. While we maintain insurance that may cover certain liabilities in connection with certain disruptions, security breaches, and incidents, there can be no guarantee that our insurance coverage will be adequate to compensate us for the potential losses.

## Item 2.  PROPERTIES

Our principal executive offices are currently located at 101 Glacier Point, Suite A, San Rafael, California, 94901, where we lease approximately 17,000 square feet. The San Rafael office serves as headquarters for our medical device and industrial device sales segments. We currently lease manufacturing facilities in Macedonia, Ohio from Parker Hannifin Corporation to support the production and service of the Ekso Indego product lines. Outside of the United States, we lease approximately 3,000 square feet of office space at Friesenweg 4, House 13, 4th floor, 22763 Hamburg, Germany for our European headquarters.

We do not own any real property.

## Item 3.  LEGAL PROCEEDINGS

From time to time we are subject to legal proceedings and claims arising in the ordinary course of business. Based on our current knowledge, we believe that the amount or range of reasonably possible losses will not, either individually or in the aggregate, have a material adverse effect on our business, results of operations, or financial condition.

The results of any litigation cannot be predicted with certainty, and an unfavorable resolution in any legal proceedings could materially affect our future business, results of operations, or financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. For additional information, please refer to Note 16. *Commitments and Contingencies* in our notes to the consolidated financial statements.

## Item 4.  MINE SAFETY DISCLOSURES

Not applicable.

**PART II**

**Item 5.  MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

**Market Information and Dividend Policy**

Our common stock has been traded on the Nasdaq Capital Market under the symbol "EKSO" since August 9, 2016. Prior to August 9, 2016, our common stock was eligible for quotation and traded on the OTC Market. The quotation of our common stock on the OTC market began on or about January 16, 2014. The closing price of EKSO stock as of  March 1, 2024 was $1.99.

As of March 1, 2024, we had approximately 175 stockholders of record of our common stock. This number does not include stockholders whose shares are held in investment accounts by other entities. We believe that the actual number of stockholders is greater than the number of holders of record.

We have never declared or paid cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends, current and anticipated cash needs and other factors the board of directors deems relevant.

**Securities Authorized for Issuance Under Equity Compensation Plans**

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K for information regarding securities authorized for issuance under equity compensation plans.

**Unregistered Sales of Equity Securities**

None.

**Issuer Purchases of Equity Securities**

None.

**Item 6.  RESERVED**

**Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions, which are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this Annual Report on Form 10-K titled "Risk Factors." For a discussion related to the results of operations for 2022 compared to 2021, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2022 Annual Report on Form 10-K filed with the SEC on March 28, 2023.

**Overview**

Our Business

We design, develop, and market exoskeleton products that augment human strength, endurance, and mobility. Our exoskeleton technology serves multiple end markets and can be utilized both by able-bodied persons and those with physical disabilities or impairments. The majority of our sales have and are expected to be generated in our EksoHealth Segment, which includes the sales of products and services related to neurorehabilitation in clinical settings. We believe that our Enterprise Health business line will be a source of stable and growing sales. As a result of our acquisition of the Human Motion and Control ("HMC") Business Unit from Parker Hannifin Corporation ("Parker"), in 2022, we also provide products and service to individual users, primarily driven by sales of our Ekso Indego Personal product in our Personal Health business line.

In addition to our current products and services, we continue to explore business development initiatives to fuel growth and long-term value in our existing segments.

EksoHealth

Our Enterprise Health business line focuses on sales of our EksoNR and Ekso Indego Therapy products to customers, including inpatient rehabilitation hospitals and clinics as well as some outpatient rehabilitation clinics. Our marketing to these customers involves the education of clinical and executive stakeholders on the economic and clinical value of our products and services. In tandem, we continue to leverage our EksoNR and Ekso Indego customer base to educate and mentor strategic target centers that specialize in stroke, ABI and SCI rehabilitation in specific geographies.

Our Personal Health business line is focused on marketing and sales of our Ekso Indego Personal product to individual users. These individual users are currently served by the Veterans Administration, which provides our products to qualified veterans for individual use, individuals who are covered under worker's compensation insurance, and private individuals who pay out of pocket. We are pursuing Medicare reimbursement for products in this business line.

EksoWorks

Sales of products to able-bodied individuals for use in industrial or work-related use are represented by our EksoWorks segment. Our only active product within our EksoWorks segment is EVO. Our primary end market for our EksoWorks segment is comprised of commercial enterprises that are focused on solving ergonomic challenges for their workers. These challenges include injury prevention, fatigue reduction, and/or improved worker productivity. While EVO is a general-purpose product, we currently target specific vertical markets including aerospace, automotive, general manufacturing, and certain construction trades.

**Economic and Industry Trends**

Our revenue is highly dependent on market demand for our exoskeleton products. This market demand is influenced by many factors including the level of awareness of robotic exoskeleton rehabilitation among the rehabilitation clinics with significant stroke, ABI, and SCI populations, the imperatives among construction and manufacturing companies to drive adoption of improved safety and health practices, the levels of reimbursements our customers will be able to receive, as well as conditions relating to overall economic growth and general business activity. Difficult and challenging economic conditions, including an increasingly inflationary environment, could lead to increased price-based competition. In particular, the effects of such increasing price-based competition may have an especially significant impact on certain products that we offer, including the EksoNR and Ekso Indego, which have a lengthy sale and purchase order cycle because they are major capital expenditure items and generally require the approval of senior management at purchasing institutions. Furthermore, we do business in the Americas, EMEA and APAC, which results in our business being impacted by demand changes in each of those regions, as well as changes in the strength of the local currencies relative to the U.S. Dollar.

If we are successful in obtaining CMS reimbursement for Indego Personal, we believe we will see increased demand for this device as we are able to more economically serve the larger U.S. patient population suffering from SCI. Specifically, according to the National Spinal Cord Injury Statistical Center, an estimated 294,000 individuals are currently living with SCI and another 17,810 suffer from new SCI injuries each year. Approximately 56% of individuals with SCI are enrolled in Medicare or Medicaid within 5 years post-injury. If Medicare reimbursement goes into effect, we plan to sell products to individuals in this market through Durable Medical Equipment suppliers (DMEs). DMEs typically resell products from DME manufacturers to individual users. DMEs are responsible for the Medicare reimbursement process, which requires a physician's prescription and evidence of medical necessity to be submitted to and approved by Medicare before reimbursement is provided. See "Part I—Item 1A. Risk Factors," specifically the risk titled "Coverage policies and reimbursement levels of third-party payers, including Medicare or Medicaid, may impact sales of our products," for more information.

**Results of Operations**

*Consolidated Results of Operations: December 31, 2023 compared to the year ended December 31, 2022 (dollars in thousands):*

|  | Years ended December 31, | | Change | % Change |
|  | 2023 | 2022 | | |
|---|---|---|---|---|
| Revenue | $ 18,279 | $ 12,912 | $ 5,367 | 42% |
| Cost of revenue | 9,200 | 6,698 | 2,502 | 37% |
| Gross profit | 9,079 | 6,214 | 2,865 | 46% |
| *Gross profit %* | *50%* | *48%* | | |
|  | | | | |
| Operating expenses: | | | | |
| Sales and marketing | 8,472 | 7,157 | 1,315 | 18% |
| Research and development | 5,025 | 3,626 | 1,399 | 39% |
| General and administrative | 10,694 | 10,987 | (293) | (3)% |
| Total operating expenses | 24,191 | 21,770 | 2,421 | 11% |
|  | | | | |
| Loss from operations | (15,112) | (15,556) | 444 | (3)% |
|  | | | | |
| Other (expense) income, net: | | | | |
| Interest expense, net | (302) | (156) | (146) | 94% |
| (Loss) gain on revaluation of warrant liabilities | (133) | 1,317 | (1,450) | (110)% |
| Unrealized gain (loss) on foreign exchange | 412 | (655) | 1,067 | (163)% |
| Other expense, net | (63) | (30) | (33) | 110% |
| Total other (expense) income, net | (86) | 476 | (562) | (118)% |
|  | | | | |
| Net loss | $ (15,198) | $ (15,080) | $ (118) | 1% |

*Revenue*

Revenue increased $5.4 million, or 42%, for the year ended December 31, 2023, compared to the same period of 2022. This increase was comprised of a $5.9 million increase in EksoHealth revenue, partially offset by a $0.5 million decrease in EksoWorks. The increase in EksoHealth revenue is primarily due to an increase in the volume of EksoNR and Indego device sales. The decrease in EksoWorks revenue was primarily driven by a reduction in the volume of EVO sales and the absence of the recognition of royalty revenue in the comparable period of 2022 related to an expired license and distribution agreement. Revenue from our EVO product line was affected by delays from our transition to our contract manufacturer.

*Gross Profit and Gross Margin*

Gross profit increased $2.9 million, or 46%, for the year ended December 31, 2023, compared to the same period of 2022, due to an increase in EksoHealth device sales.

Gross margin increased to approximately 50% for the year ended December 31, 2023, compared to a gross margin of 48% for the same period in 2022, due to lower device costs.

32

*Operating Expenses*

Sales and marketing expenses increased $1.3 million, or 18%, for the year ended December 31, 2023, compared to the same period of 2022. The increase was primarily due to additional headcount associated with the acquisition of HMC.

Research and development expenses increased $1.4 million, or 39%, for the year ended December 31, 2023, compared to the same period of 2022, primarily due to additional headcount associated with the acquisition of HMC and costs associated with HMC-sponsored research agreements.

General and administrative expenses decreased $0.3 million, or 3%, for the year ended December 31, 2023, compared to the same period of 2022, primarily due to the absence of legal expenses incurred in 2022 associated with the acquisition of HMC, partially offset by an increase in audit services incurred in 2023 in connection with the acquisition of HMC.

*Other (Expense) Income, Net*

Interest expense, net increased $0.1 million, or 94%, for the year ended December 31, 2023, compared to the same period of 2022, due to the interest related to the promissory note in connection with the HMC acquisition.

Loss on revaluation of warrant liabilities of $0.1 million and gain on revaluation of warrant liabilities of $1.3 million for the years ended December 31, 2023 and December 31, 2022, respectively, were associated with the revaluation of warrants issued in 2019, 2020 and 2021. Gains and losses on revaluation of warrants are primarily driven by changes in our stock price.

Unrealized gain on foreign exchange was $0.4 million for the year ended December 31, 2023, compared to unrealized loss on foreign exchange of $0.7 million for the same period of 2022, primarily due to foreign currency exchange rate fluctuations producing unrealized gains and losses on our inter-company monetary assets and liabilities.

**Liquidity and Capital Resources**

As of December 31, 2023, we had $8.6 million of cash of which $8.0 million was held domestically and $0.6 million was held by our foreign subsidiaries. On January 16, 2024, we sold an aggregate of 3.0 million shares of common stock in a registered direct offering at a price of $1.55 per share, which generated net proceeds of approximately $3.9 million after deducting placement agent fees and our estimated offering expenses. We intend to use such net proceeds for general corporate purposes. Cash consisted of bank deposits with third-party financial institutions.

As of December 31, 2023, we had working capital of $12.1 million, compared to $21.8 million as of December 31, 2022. The decrease in working capital was primarily due to cash outflows from operations of $12.1 million.

We have financed our operations primarily through the issuance and sale of equity securities for cash consideration and through bank debt.

In October 2020, we entered into an At The Market Offering Agreement (the "ATM Agreement") with H.C. Wainwright & Co., LLC (the "Agent"), under which we may issue and sell shares of our common stock, from time to time, to or through the Agent. Offers and sales of shares of common stock by us through the Agent may be made by any method deemed to be an "at the market offering" as defined under SEC Rule 415 or in privately negotiated transactions, subject to certain conditions. Such shares may be offered pursuant to the registration statement on Form S-3 (File No. 333-272607) (the "Registration Statement"), which was declared effective by the SEC on June 20, 2023, and a related prospectus supplement filed with the SEC on July 28, 2028 (the "ATM Prospectus"). Pursuant to the Registration Statement and the ATM Prospectus, shares having an aggregate offering price of up to $5.0 million may be offered and sold, subject to certain SEC rules limiting the amount of shares of the Company's common stock that we may sell under the Registration Statement. In June 2023, we entered into an amendment to the ATM Agreement that removed the requirement that shares of our common stock may not be sold for a price lower than $6.75 per share. During the year ended December 31, 2023, we sold 451,321 shares of common stock under the ATM Agreement at an average price of $1.59, for aggregate proceeds of $0.7 million, net of commission and issuance costs. As of December 31, 2023, we had $4.3 million available for future offerings under the prospectus filed with respect to the ATM Agreement.

As described in Note 10. *Notes Payable, Net* in the notes to our consolidated financial statements, borrowings under our secured term loan agreement with Pacific Western Bank have a requirement of minimum cash on hand equivalent to the current outstanding principal balance, which is due in full in August 2026. As of December 31, 2023, $2.0 million of cash must remain as restricted. After considering cash restrictions, effective unrestricted cash as of December 31, 2023 is estimated to be $6.6 million.

### Cash and Restricted Cash

The following table summarizes the sources and uses of cash for the periods stated (in thousands):

|  | Years ended December 31, | |
|---|---|---|
|  | **2023** | **2022** |
| Cash and restricted cash, beginning of year | $ 20,525 | $ 40,406 |
| Net cash used in operating activities | (12,054) | (14,688) |
| Net cash used in investing activities | (157) | (5,175) |
| Net cash provided by financing activities | 348 | — |
| Effect of exchange rate changes on cash | (24) | (18) |
| Cash and restricted cash, end of year | $ 8,638 | $ 20,525 |

*Net Cash Used in Operating Activities*

Net cash used in operating activities decreased $2.6 million for the year ended December 31, 2023, compared to the same period of 2022, primarily due to an increase in sales and the absence of business development costs incurred in the comparable period, partially offset by payments of acquisition and integration costs associated with HMC.

*Net Cash Used in Investing Activities*

Net cash used in investing activities decreased $5.0 million for the year ended December 31, 2023, compared to the same period of 2022 due to the absence of the payment of $5.0 million for the HMC Acquisition in 2022.

*Net Cash Provided by Financing Activities*

Net cash provided by financing activities of $0.3 million for the year ended December 31, 2023, was generated from the sale of common stock through our "at-the-market offering" program, which was offset by a principal payment related to our notes payable. There were no comparable cash inflows generated in financing activities for the year ended December 31, 2022.

**Material Cash Requirements**

The Company's material cash requirements include the following items, some of which are represented in the table of Contractual Obligations and Commitments: (1) employee wages, benefits and incentives, (2) the procurement of raw materials and components to support the manufacturing and sale of the Company's products, (3) expenditures for the ongoing improvement and development of existing and new technologies, (4) debt repayments (for additional information see Note 10. *Notes Payable, net* in the notes to the Company's consolidated financial statements included elsewhere in the Annual Report on Form 10-K), and (5) operating lease payments (for additional information see Note 11. *Lease Obligations* in the notes to our consolidated financial statements included elsewhere in the Annual Report on Form 10-K).

As described in Note 1. *Organization: Liquidity and Going Concern* of the notes to our consolidated financial statements, management believes that substantial doubt exists about our ability to meet cash requirements twelve months from the issuance of such financial statements, and such substantial doubt is not alleviated by our plans.

The Company does not expect, nor do our historical operating results suggest, that cash flows generated from operations will be sufficient to meet our material cash requirements in the long term. Management expects that the Company's historical reliance on external financing, from both equity and debt financings, will continue to provide the capital necessary to meet its material cash requirements in the long term. Management has not yet determined the form such additional financing may take, but management expects that the most likely forms include one or more of the following: (i) underwritten offerings of shares of our common stock or other offerings of equity and/or equity-linked securities, (ii) sales of shares of our common stock under an "at the market" offering program, (iii) incurring indebtedness with one or more financial institutions, and (iv) the factoring of trade receivables.

**Contractual Obligations and Commitments**

The following table summarizes our outstanding contractual obligations, including interest payments, as of December 31, 2023 and the effect those obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

| | | Payments Due By Period | | | |
|---|---|---|---|---|---|
| | Total | Less than one year | 1-3 Years | 3-5 Years | After 5 Years |
| Term loan | $ 2,468 | $ 174 | $ 2,294 | $ — | $ — |
| Promissory Note | 4,688 | 1,250 | 3,438 | — | |
| Facility operating leases | 1,216 | 436 | 780 | — | — |
| Purchase obligations | 2,783 | 2,783 | — | — | — |
| Total | $ 11,155 | $ 4,643 | $ 6,512 | $ — | $ — |

Refer to Note 16. *Commitments and Contingencies* in our notes to the consolidated financial statements for additional information regarding our contractual obligations and commitments.

**Off-Balance Sheet Arrangements**

As of December 31, 2023, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K promulgated under the Exchange Act.

**Critical Accounting Estimates**

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Our estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Our most critical accounting estimates include:

- the standalone selling prices used to allocate the contract consideration to the individual performance obligations in our device sales arrangements, which impacts revenue recognition;
- the unobservable inputs and assumptions used by management in estimating the fair value of our warrant liabilities, which impacts net gain or loss;
- the valuation of inventory, which impacts gross profit margins;
- the estimates made regarding the recoverability of our net deferred tax asset, which impacts our financial condition;
- assets acquired and liabilities assumed in business combinations;
- future warranty costs;
- accounting for leases; and
- useful lives assigned to long-lived assets.

*Standalone Selling Prices*

Our device sales arrangements contain multiple products and services, most often including the device(s) and service, both of which we have identified as distinct performance obligations. Revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which we separately sell the products or services. If a standalone selling price is not directly observable, then we estimate the standalone selling prices considering market conditions and entity-specific factors including, but not limited to, features and functionality of the products and services, geographies, type of customer, and gross margin targets. Changes in the relative standalone selling price between devices and service can have an impact on how transaction prices are allocated between revenue and deferred revenue.

*Warrant Liabilities*

We use the Black-Scholes option-pricing model to value our warrant liabilities at each reporting period, which requires the input of highly subjective assumptions, most notably the estimated volatility of our common stock over the expected term. We use our historical common stock volatility to estimate expected volatility over the warrant terms. Management must also make uncertain estimates regarding the likelihood and timing of certain future events for application of the Lattice Model for the valuation of certain warrants. Changes in these assumptions could have potential material impacts on the estimated fair value of warrant liabilities. During the year ended December 31, 2023, management made changes to its estimates regarding the likelihood and timing of future events. We do not believe the revision resulted in a material impact to the estimated fair value of warrant liabilities measured using the Lattice Model.

*Inventory Valuation*

Inventory is stated at the lower of cost or net realizable value. Cost is computed using the standard cost method which approximates actual cost on a first-in, first-out basis. The cost basis of our inventory is reduced for any products that are considered excessive or obsolete based upon assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required, which could have a material adverse effect on the results of our operations.

*Deferred Tax Asset*

We estimate a valuation allowance in consideration of the realizability of our net deferred tax assets, primarily based on our assessment of the timing, likelihood and amounts of potential future income during which such items become deductible. It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes and estimate future amounts. Management does not believe it is more likely than not that we will generate future income in a time frame and amount sufficient to realize our net deferred tax assets. Changes in management's estimate of future income in the timeframe during which the temporary differences and carryforwards comprising our deferred tax assets become deductible could result in a material impact to our financial position including the recognition of a net deferred tax asset.

*Assets acquired and liabilities assumed in business combinations*

We allocate the fair value of the purchase price of an acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, the amount and timing of projected future cash flows based on expected future growth rates and margins, discount rate used to determine the present value of these cash flows, future changes in technology and royalty for similar brand licenses, and asset lives. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite-lived intangible assets, including goodwill, are not amortized. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are included in the consolidated statement of operations.

*Future warranty costs*

Sales of devices generally include an initial warranty for parts and services for one year in the Americas, two years in Europe, the Middle East, Africa (EMEA), and one or two years in the Asia Pacific (APAC) region. A liability for the estimated cost of product warranty is established at the time revenue is recognized based on the historical experience of known product failure rates and expected material and labor costs to provide warranty services. Specific additional warranty accruals may be made if unforeseen technical problems arise. Alternatively, if estimates are determined to be greater than the actual amounts necessary, a portion of the liability may be reversed in future periods. At the end of each reporting period, we estimate our future warranty costs related to products sold during the period. This liability represents our best estimate of the costs we will incur to fulfill warranty obligations for products sold during the period. At least annually, we review and update our estimates based on actual warranty claims experience.

*Accounting for leases*

In accordance with ASC 842, Leases, at the inception of an arrangement, we determine whether the arrangement is or contains a lease based on the unique facts and circumstances present, generally based on whether we have the right to obtain substantially all of the economic benefits from the use of an identified asset and whether we have the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which we do not own. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, we utilize our incremental borrowing rate to determine the present value of the future lease payments, which is a hypothetical rate based on our understanding of what our credit rating would be to borrow and resulting interest we would pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items, such as initial direct costs paid or incentives received. Lease payments may be fixed or variable; however, only fixed payments are included in our lease liability. Variable lease payments may include costs such as common area maintenance, utilities, or other costs. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred.

*Useful lives assigned to long-lived assets*

The useful life of an asset represents the period during which the asset is expected to contribute directly or indirectly to future cash flows. We estimate the useful lives of the Company's long-lived assets based on various factors, including the expected period of economic benefit of the asset in use, our intended use of the asset, economic factors such asset obsolescence and technological advances, any limitations imposed by legal, regulatory, or contractual requirements, and industry norms. These assumptions affect the timing and amount of depreciation expense, which could have a material adverse effect on the results of our operations.

*Accounting Policies*

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that our critical accounting policies reflect the more significant estimates and assumptions used in the preparation of the consolidated financial statements. Refer to Note. 2 *Summary of Significant Accounting Policies and Estimates* in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

**Recent Accounting Pronouncements**

See Note 2. *Summary of Significant Accounting Policies and Estimates—Recent Accounting Pronouncements* in the notes to our consolidated financial statements for a discussion of new accounting pronouncements.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

*Foreign Currency Risk*

We report our financial results in United States dollars; however, we conduct business in foreign countries. For U.S. reporting purposes, we translate all assets and liabilities of our non-U.S. subsidiaries at the period-end exchange rate, equity at historical exchange rates, and revenue and expenses at the average exchange rates in effect during the periods. The net effect of these translation adjustments is shown in the accompanying consolidated financial statements as a component of stockholders' equity.

Currently, we sell our products mainly in U.S. dollars, Euros, and Singapore dollars in our company entities in the Americas, EMEA, and APAC regions, respectively. We generate a portion of our revenue and collect receivables in foreign currencies other than the functional currencies of our company entities and, as such, we have foreign currency exposure. Future fluctuations in the foreign exchange rates of these currencies can result in foreign exchange gains and losses that may impact our financial results. In the past, we have not hedged our exposures to foreign currencies or entered into any other derivative instruments and we have no current plans to do so. For the year ended December 31, 2023, sales denominated in foreign currencies were approximately 29% of total revenue. A hypothetical 10% increase in the United States dollar exchange rate used would have resulted in a $0.5 million decrease to revenues for 2023.

*Interest Rate Risk*

Our exposure to market rate risk for changes in interest rates relates primarily to our term loan. The variable interest rate related to our long-term debt is charged at the greater of the variable rate of interest announced by the lender as its "prime rate" then in effect or 4.50%. A hypothetical 10% change in the lender's prime rate would have an immaterial impact on our annualized interest expense.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

**Table of Contents**

The following consolidated financial statements are filed as part of this Annual Report on Form 10-K

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders and Board of Directors
Ekso Bionics Holdings, Inc.

**Opinion on the Consolidated Financial Statements**

We have audited the accompanying consolidated balance sheets of Ekso Bionics Holdings, Inc. and subsidiaries (collectively, the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

The accompanying consolidated financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the entity has an accumulated deficit at December 31, 2023 and, since inception, has suffered significant operating losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

***Revenue Recognition – transaction price allocation for contracts with customers containing multiple performance obligations***

*Description of the Matter*

As described in Note 2 to the consolidated financial statements, the Company's contracts with customers may contain multiple performance obligations, which are accounted for separately if they are distinct. In such cases, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis and revenue is recognized when the distinct performance obligation is satisfied. For example, device revenue is recognized at the point in time that the customer takes control of the device, generally upon shipment, and subscription and service revenues are recognized over time as the services are performed.

Auditing the Company's revenue recognition was challenging, specifically related to the identification and determination of the distinct performance obligations, the allocation of the transaction price to the identified performance obligations and the timing of revenue recognition. For example, certain arrangements required judgment to determine the distinct performance obligations, how the transaction price is allocated to the identified performance obligations, and the appropriate timing of revenue recognition.

*How We Addressed the Matter in Our Audit*

We obtained an understanding and evaluated the design of the Company's process and controls to determine the distinct performance obligations, allocation of the transaction price to the identified performance obligations and the timing of revenue recognition.

Among the procedures we performed to test the determination of the distinct performance obligations, allocations of the transaction price to the identified performance obligations and the timing of revenue recognition, we read executed contracts and purchase orders to understand the rights and obligations conveyed in the contractual arrangement, evaluated management's assessment of the performance obligations and whether they were distinct, determined the reasonableness of the standalone selling price used by management in the allocation of the transaction price to the performance obligations, and tested the timing of revenue recognition for a sample of individual sales transactions. We evaluated the accuracy of the Company's accounting conclusions, specifically related to the identification and determination of distinct performance obligations, allocation of the transaction price to the identified performance obligations, and the timing of revenue recognition.

/s/ WithumSmith+Brown, PC

We have served as the Company's auditor since 2010.

San Francisco, California
March 4, 2024

PCAOB ID Number 100

**Ekso Bionics Holdings, Inc.**
**Consolidated Balance Sheets**
**(In thousands, except par value amounts)**

| | | December 31, | | |
|---|---|---|---|---|
| | | **2023** | | **2022** |
| **Assets** | | | | |
| Current assets: | | | | |
| Cash and restricted cash | $ | 8,638 | $ | 20,525 |
| Accounts receivable, net of allowances of $79 and $40, respectively | | 5,645 | | 4,625 |
| Inventories | | 5,050 | | 5,187 |
| Prepaid expenses and other current assets | | 875 | | 700 |
| Total current assets | | 20,208 | | 31,037 |
| Property and equipment, net | | 2,018 | | 2,680 |
| Right-of-use assets | | 977 | | 1,307 |
| Intangible assets, net | | 4,892 | | 5,217 |
| Goodwill | | 431 | | 431 |
| Other assets | | 392 | | 231 |
| Total assets | $ | 28,918 | $ | 40,903 |
| | | | | |
| **Liabilities and Stockholders' Equity** | | | | |
| Current liabilities: | | | | |
| Accounts payable | $ | 1,847 | $ | 3,151 |
| Accrued liabilities | | 2,664 | | 2,278 |
| Deferred revenues, current | | 1,993 | | 1,121 |
| Notes payable, current | | 1,250 | | 2,310 |
| Lease liabilities, current | | 363 | | 341 |
| Total current liabilities | | 8,117 | | 9,201 |
| Deferred revenues | | 2,169 | | 1,032 |
| Notes payable, net | | 4,832 | | 3,767 |
| Lease liabilities | | 723 | | 1,087 |
| Warrant liabilities | | 366 | | 233 |
| Other non-current liabilities | | 105 | | 141 |
| Total liabilities | | 16,312 | | 15,461 |
| Commitments and contingencies (Note 16) | | | | |
| Stockholders' equity: | | | | |
| Convertible preferred stock, $0.001 par value; 10,000 shares authorized; no shares issued and outstanding as of December 31, 2023 and 2022 | | — | | — |
| Common stock, $0.001 par value; 141,429 shares authorized; 14,848 and 13,203 shares issued and outstanding as of December 31, 2023 and 2022, respectively | | 15 | | 13 |
| Additional paid-in capital | | 251,580 | | 248,813 |
| Accumulated other comprehensive income | | 156 | | 563 |
| Accumulated deficit | | (239,145) | | (223,947) |
| Total stockholders' equity | | 12,606 | | 25,442 |
| Total liabilities and stockholders' equity | $ | 28,918 | $ | 40,903 |

See accompanying notes to consolidated financial statements

42

**Ekso Bionics Holdings, Inc.**
**Consolidated Statements of Operations and Comprehensive Loss**
**(In thousands, except per share amounts)**

| | | Years ended December 31, | | |
|---|---|---|---|---|
| | | **2023** | | **2022** |
| Revenue | $ | 18,279 | $ | 12,912 |
| Cost of revenue | | 9,200 | | 6,698 |
| Gross profit | | 9,079 | | 6,214 |
| | | | | |
| Operating expenses: | | | | |
| Sales and marketing | | 8,472 | | 7,157 |
| Research and development | | 5,025 | | 3,626 |
| General and administrative | | 10,694 | | 10,987 |
| Total operating expenses | | 24,191 | | 21,770 |
| | | | | |
| Loss from operations | | (15,112) | | (15,556) |
| | | | | |
| Other (expense) income, net: | | | | |
| Interest expense, net | | (302) | | (156) |
| (Loss) gain on revaluation of warrant liabilities | | (133) | | 1,317 |
| Unrealized gain (loss) on foreign exchange | | 412 | | (655) |
| Other expense, net | | (63) | | (30) |
| Total other (expense) income, net | | (86) | | 476 |
| | | | | |
| Net loss | | (15,198) | | (15,080) |
| Foreign currency translation adjustments | | (407) | | 580 |
| Comprehensive loss | $ | (15,605) | $ | (14,500) |
| | | | | |
| Net loss per share applicable to common shareholders, basic and diluted | $ | (1.10) | $ | (1.16) |
| Weighted average number of shares outstanding, basic and diluted | | 13,867 | | 12,962 |

See accompanying notes to consolidated financial statements

43

**Ekso Bionics Holdings, Inc.**
**Consolidated Statements of Stockholders' Equity**
**(In thousands)**

| | Convertible Preferred Stock | | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Income (Loss) | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| **Balance as of December 31, 2021** | — | $ — | 12,693 | $ 13 | $ 246,090 | $ (17) | $ (208,867) | $ 37,219 |
| Net loss | — | — | — | — | — | — | (15,080) | (15,080) |
| Issuance of common stock under: | | | | | | | | |
| Equity incentive plan | — | — | 442 | — | — | — | — | — |
| Matching contribution to 401(k) plan | — | — | 68 | — | 177 | — | — | 177 |
| Stock-based compensation | — | — | — | — | 2,546 | — | — | 2,546 |
| Foreign currency translation adjustments | — | — | — | — | — | 580 | — | 580 |
| **Balance as of December 31, 2022** | — | $ — | 13,203 | $ 13 | $ 248,813 | $ 563 | $ (223,947) | $ 25,442 |
| Net loss | — | — | — | — | — | — | (15,198) | (15,198) |
| Issuance of common stock under: | | | | | | | | |
| ATM offering, net of commission and issuance costs of $28 | — | — | 451 | 1 | 660 | — | — | 661 |
| Equity incentive plan | — | — | 1,033 | — | — | — | — | — |
| Matching contribution to 401(k) plan | — | — | 161 | 1 | 249 | — | — | 250 |
| Stock-based compensation | — | — | — | — | 1,858 | — | — | 1,858 |
| Foreign currency translation adjustments | — | — | — | — | — | (407) | — | (407) |
| **Balance as of December 31, 2023** | — | $ — | 14,848 | $ 15 | $ 251,580 | $ 156 | $ (239,145) | $ 12,606 |

See accompanying notes to consolidated financial statements

**Ekso Bionics Holdings, Inc.**
**Consolidated Statement of Cash Flows**
**(In thousands)**

| | | Years ended December 31, | | |
| --- | --- | --- | --- | --- |
| | | **2023** | | **2022** |
| **Operating activities** | | | | |
| Net loss | $ | (15,198) | $ | (15,080) |
| Adjustments to reconcile net loss to net cash used in operating activities | | | | |
|    Depreciation and amortization | | 1,698 | | 887 |
|    Changes in allowance for doubtful accounts | | 72 | | 33 |
|    Common stock contribution to 401(k) plan | | 378 | | 186 |
|    Stock-based compensation expense | | 1,858 | | 2,546 |
|    Loss (gain) on revaluation of warrant liabilities | | 133 | | (1,317) |
|    Other adjustments | | — | | (18) |
|    Unrealized (gain) loss on foreign currency transactions | | (412) | | 655 |
|  Changes in operating assets and liabilities: | | | | |
|    Accounts receivable | | (1,208) | | (67) |
|    Inventories | | 232 | | (1,400) |
|    Prepaid expenses and other assets current and noncurrent | | (158) | | (303) |
|    Accounts payable | | (1,307) | | (102) |
|    Accrued, lease and other current and noncurrent liabilities | | (134) | | (197) |
|    Deferred revenues | | 1,992 | | (511) |
|      Net cash used in operating activities | | (12,054) | | (14,688) |
| **Investing activities** | | | | |
| Payment in connection with acquisition | | — | | (5,000) |
| Acquisition of property and equipment | | (157) | | (194) |
| Proceeds from sales of equipment | | — | | 19 |
|      Net cash used in investing activities | | (157) | | (5,175) |
| **Financing activities** | | | | |
| Principal payments under note payable | | (313) | | — |
| Proceeds from issuance of common stock, net | | 661 | | — |
| Net cash provided by financing activities | | 348 | | — |
| Effect of exchange rate changes on cash | | (24) | | (18) |
|      Net decrease in cash | | (11,887) | | (19,881) |
| Cash and restricted cash at beginning of the year | | 20,525 | | 40,406 |
| Cash and restricted cash at end of the year | $ | 8,638 | $ | 20,525 |
| | | | | |
| **Supplemental disclosure of cash flow activities** | | | | |
| Cash paid for interest | $ | 191 | $ | 126 |
| Cash paid for income taxes | $ | 45 | $ | 13 |
| | | | | |
| **Supplemental disclosure of non-cash activities** | | | | |
| Share issuance for common stock contribution to 401(k) plan | $ | 250 | $ | 176 |
| Transfer of inventory (from) to property and equipment | $ | (82) | $ | 385 |
| Issuance of promissory note, net in connection with acquisition | $ | — | $ | 4,055 |
| (Adjustment to) initial recognition of operating lease liabilities and right of use assets | $ | (10) | $ | 1,459 |

See accompanying notes to consolidated financial statements

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

## 1. Organization

**Description of Business**

Ekso Bionics Holdings, Inc. (the "Company") designs, develops, and markets exoskeleton products to augment human strength, endurance and mobility. The Company's exoskeleton technology serves multiple markets and can be utilized both by able-bodied users and by persons with physical disabilities. The Company has marketed devices that (i) enable individuals with neurological conditions affecting gait, including acquired brain injury ("ABI") and multiple sclerosis ("MS"), and spinal cord injury ("SCI"), to rehabilitate and to walk again, (ii) assist individuals with a broad range of upper extremity impairments, and (iii) allow industrial workers to perform difficult repetitive work for extended periods. Founded in 2005, the Company is headquartered in the San Francisco Bay area and listed on the Nasdaq Capital Market under the symbol "EKSO".

On December 5, 2022, the Company acquired the Human Motion and Control ("HMC") Business Unit from Parker Hannifin Corporation ("Parker"), an Ohio corporation. The assets acquired from the business unit include intellectual property rights for devices which are U.S Food and Drug Administration ("FDA")-cleared lower-limb powered exoskeletons that enable task-specific, overground gait training to patients with weakness or paralysis in their lower extremities. Products include Ekso Indego Personal, a light-weight exoskeleton for safe use in most home and community environments, and Ekso Indego Therapy, an adjustable exoskeleton for patients with spinal cord injury and stroke complementing Ekso's product offering in outpatient facilities.

Unless otherwise indicated, all dollar and share amounts included in these notes to the consolidated financial statements are in thousands.

**Liquidity and Going Concern**

As of December 31, 2023, the Company had an accumulated deficit of $239,145. Largely as a result of significant research and development activities related to the development of the Company's advanced technology and commercialization of such technology into its medical device business. The Company has incurred significant operating losses and negative cash flows from operations since inception. In the year ended December 31, 2023, the Company used $12,054 of cash in its operations. Cash on hand as of December 31, 2023 was $ 8,638.

As described in Note 10. *Notes Payable, net*, borrowings under the Company's secured term loan agreement with Pacific Western Bank have a liquidity covenant requiring minimum cash on hand equivalent to the current outstanding principal balance. As of December 31, 2023, $2,000 of cash must remain as restricted. After considering cash restrictions, effective unrestricted cash as of December 31, 2023 was approximately $6,638.

Our expectation to generate operating losses and negative operating cash flows in the future and the need for additional funding to support our planned operations raise substantial doubt regarding our ability to continue as a going concern for a period of one year after the date that the financial statements are issued. Management intends to raise funds through one or more financings. However, due to several factors, including those outside management's control, there can be no assurance that the Company will be able to complete such financings on acceptable terms or in amounts sufficient to continue operating the business under the operating plan. If we are unable to complete sufficient additional financings, management's plans include delaying or abandoning certain product development projects, cost reduction efforts for our products, and refocused sales efforts to accelerate revenue growth above historical results. We have concluded the likelihood that our plan to successfully reduce expenses to align with our available cash, while reasonably possible, is less than probable. Accordingly, we have concluded that substantial doubt exists about our ability to continue as a going concern for a period of at least 12 months from the date of issuance of these consolidated financial statements.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

**2. Summary of Significant Accounting Policies and Estimates**

**Principles of Consolidation and Basis of Presentation**

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

All significant intercompany transactions and balances have been eliminated in consolidation.

**Use of Estimates**

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. For the Company, these estimates include, but are not limited to, assets acquired and liabilities assumed in business combinations, revenue recognition, deferred revenue, the valuation of warrants and employee equity awards, future warranty costs, accounting for leases, useful lives assigned to long-lived assets, valuation of inventory, realizability of deferred tax assets, and contingencies. Actual results could differ from those estimates.

**Foreign Currency**

The assets and liabilities of foreign subsidiaries and equity investments, where the local currency is the functional currency, are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date and revenue and expense amounts are translated at average rates during the period, with resulting foreign currency translation adjustments recorded in accumulated other comprehensive income as a component of stockholders' equity. Gains and losses from the re-measurement of balances denominated in currencies other than the entities' functional currencies, are recorded in other expense, net in the accompanying consolidated statements of operations and comprehensive loss.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

**Accumulated Other Comprehensive Income (Loss)**

The Company's accumulated other comprehensive income (loss) consists of the accumulated net unrealized gains or losses on foreign currency translation adjustments. The change in accumulated other comprehensive income presented on the consolidated balance sheets for the year ended December 31, 2023, is reflected in the table below net of tax:

| | Accumulated Other Comprehensive Income (Loss) |
|---|---|
| Balance as of December 31, 2021 | $ (17) |
| Net unrealized gain on foreign currency translation | 580 |
| Balance as of December 31, 2022 | 563 |
| Net unrealized loss on foreign currency translation | (407) |
| Balance as of December 31, 2023 | $ 156 |

**Concentration of Credit Risk and Other Risks and Uncertainties**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company has significant cash balances at financial institutions which throughout the year regularly exceed the federally insured limit of $250. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. The Company extends credit to customers in the normal course of business. Concentrations of credit risk with respect to accounts receivable exist to the full extent of amounts presented in the consolidated financial statements. The Company does not require collateral from its customers to secure accounts receivable.

Accounts receivable are derived from the sale of products shipped and services performed for customers primarily located in the U.S., Europe, Asia, and Australia. Invoices are aged based on contractual terms with the customer. The Company reviews accounts receivable for collectability and provides an allowance for potential credit losses. The allowance for potential credit losses on trade receivables reflects the Company's best estimate of probable losses inherent in the accounts receivable balance based on known troubled accounts, historical experience, and other currently available evidence. Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 90 days. The Company has not experienced material losses related to accounts receivable during the years ended December 31, 2023 and 2022.

Many of the sales contracts with customers outside of the U.S. are settled in a foreign currency other than the U.S. dollar. The Company does not enter into any foreign currency hedging agreements and is susceptible to gains and losses from foreign currency fluctuations. To date, the Company has not experienced significant gains or losses upon settling contracts denominated in a foreign currency.

The Company had no customers with an accounts receivable balance totaling 10% or more of the Company's total accounts receivable as of December 31, 2023 and December 31, 2022.

The Company had one customer with sales of 10% or more of the Company's total revenue for the years ended December 31, 2023 and 2022 (15% and 10%, respectively).

**Inventories**

Inventories are recorded at the lower of cost or net realizable value. Cost is computed using the standard cost method, which approximates actual cost on a first-in, first-out basis. Materials from vendors are received and recorded as raw materials. Once the raw materials are incorporated in the fabrication of the product, the related value of the component is recorded as work in progress ("WIP"). Direct and indirect labor and applicable overhead costs are also allocated and recorded to WIP inventory. Finished goods are comprised of completed products that are ready for customer shipment. The Company periodically evaluates the carrying value of inventory on hand for potential excess amounts over sales and forecasted demand. Excess and obsolete inventories identified, if any, are recorded as an inventory impairment charge within the consolidated statements of operations and comprehensive loss. The Company's estimate of write-downs for excess and obsolete inventory is based on a detailed analysis which includes on-hand inventory and purchase commitments in excess of forecasted demand. Subsequent disposals of inventories are recorded as a reduction of inventory.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

Inventories consisted of the following:

|  | December 31, | | | |
|---|---|---|---|---|
|  | **2023** | | **2022** | |
| Raw materials | $ | 4,298 | $ | 3,837 |
| Work in progress | | 290 | | 487 |
| Finished goods | | 462 | | 863 |
| Inventories | $ | 5,050 | $ | 5,187 |

**Leases**

The Company records its leases in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842, *Leases*. At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, the Company utilizes its incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items, such as initial direct costs paid or incentives received.

Lease expense is recognized over the expected lease term on a straight-line basis. Operating leases are recognized on the balance sheet as right-of-use assets, lease liabilities current and lease liabilities non-current.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company recognizes the lease expense for such leases on a straight-line basis over the lease term.

**Property and Equipment, net**

Property and equipment are stated at cost less accumulated depreciation and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally ranging from three to ten years. Leasehold improvements are amortized over the shorter of the estimated useful life or the related term of the lease. The costs of repairs and maintenance are expensed when incurred, while expenditures for refurbishments and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable from the estimated future cash flows expected to result from the Company's use or eventual disposition. If estimates of future undiscounted net cash flows are insufficient to recover the carrying value of the assets, the Company will record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. If the assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the Company will depreciate or amortize the net book value of the assets over the newly determined remaining useful lives. None of the Company's property and equipment were impaired as of December 31, 2023 and 2022. No impairment loss has been recognized in the years ended December 31, 2023 and 2022.

**Goodwill**

The Company records goodwill when the purchase price of an acquisition exceeds the fair value of the net tangible and identified intangible assets acquired. The Company performs an annual impairment assessment, or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment of goodwill. Such indicators include, among others, material departures from projected sales volume, deteriorating gross margins, and uncertainties regarding continued commercialization as a result of changing business strategies.

The Company determined no impairment existed for the years ended December 31, 2023 and December 31, 2022.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

**Intangible Assets**

Other intangible assets include developed technology, acquired intellectual property, and customer relationships, in the case of finite-lived intangibles, and trade names in the case of indefinite-lived intangibles. Finite-lived intangibles are amortized over their estimated useful lives and are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Indefinite lived intangible assets are tested for impairment annually, or as deemed necessary if potential indicators of impairment exist.

The Company determined no impairment existed for the year ended December 31, 2023  and December 31, 2022.

**Warrant Valuation**

The Company generally accounts for warrants issued in connection with debt and equity financings as a component of equity, unless the warrants include a conditional obligation to issue a variable number of shares or there is a deemed possibility that it may need to settle the warrants in cash.

Where there is a possibility that the Company may have to settle warrants in cash, it estimates the fair value of the issued warrants as a liability at each reporting date and records changes in the estimated fair value as a non-cash gain or loss in the consolidated statements of operations and comprehensive loss. The fair values of these warrants have been determined using the Black-Scholes option-pricing model (the "Black-Scholes Model") and the Binomial Lattice model (the "Lattice Model"). The Black-Scholes Model requires inputs, such as the expected volatility, expected term, exercise price, risk-free interest rate, and the value of the underlying security. The Lattice Model provides for assumptions regarding expected volatility, expected term, exercise price, risk-free interest rates, the value of the underlying security, and the probability of and likely timing of a specific event within the period to maturity. These values are subject to a significant degree of the Company's judgment. The Company's common stock price represents a significant input that affects the valuation of the warrants.

**Going Concern**

The Company assesses its ability to continue as a going concern in accordance with ASC 205-40, *Presentation of Financial Statements – Going Concern.* The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

**Revenue Recognition**

The Company records its revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which when capable of being distinct, are accounted for as separate performance obligations. Revenue recognition is evaluated based on the following five steps: (i) identification of the contract with the customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) recognition of revenue when or as a performance obligation is satisfied.

For multiple-element arrangements, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are determined based on observable prices at which the Company separately sells its products or services. If a standalone selling price is not directly observable, judgment is made to estimate the selling price based on market conditions and entity-specific factors including cost plus analyses, features and functionality of the product and/or services, the geography of the Company's customers, and type of customer. Any discounts or other reductions to the transaction price are allocated proportionately to all performance obligations within the multiple-element arrangement. The Company periodically validates the stand-alone selling price for performance obligations by evaluating whether changes in the key assumptions used to determine the stand-alone selling prices will have a significant effect on the allocation of transaction price between multiple performance obligations.

The Company exercised judgement to determine that a product return reserve was not required as historical returns activity have not been material.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

**Research and Development**

Research and development costs consist of costs incurred for internal research and development activities. These costs primarily include salaries and other personnel-related expenses, contractor fees, prototype materials, facility costs, supplies, and depreciation of equipment associated with the design and development of new products prior to the establishment of their technological feasibility. Such costs are expensed as incurred.

**Income Taxes**

The Company accounts for income taxes using the asset and liability method. Under this method, income tax expense or benefit is recognized for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. The Company accounts for any income tax contingencies in accordance with accounting guidance for income taxes. The measurement of current and deferred tax assets and liabilities is based on provisions of currently enacted tax laws. The effects of any future changes in tax laws or rates have not been considered.

For the preparation of the Company's consolidated financial statements included herein, the Company estimates its income taxes and tax contingencies in each of the tax jurisdictions in which it operates prior to the completion and filing of its tax returns. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in net deferred tax assets and liabilities. The Company must then assess the likelihood that the deferred tax assets will be realizable, and to the extent they believe that realizability is not likely, the Company must establish a valuation allowance. In assessing the need for any additional valuation allowance, the Company considers all the evidence available to it, both positive and negative, including historical levels of income, legislative developments, expectations and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies.

**Stock-based Compensation**

The Company measures stock-based compensation expense for stock options granted to employees and directors based on the estimated fair value of the award on the date of grant and recognizes the fair value on a straight-line basis over the requisite service periods of the awards. The Company determines the fair value of stock options on the date of grant using the Black-Scholes Model, which is affected by the Company's stock price and assumptions regarding a number of subjective variables. These variables include, but are not limited to, the Company's stock price, volatility over the term of the awards, and actual and projected employee stock option exercise behaviors (expected term). Due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term, the Company adopted the simplified method of estimating the expected term pursuant to SEC Staff Accounting Bulletin Topic 14. On this basis, the Company estimated the expected term of options granted by taking the average of the vesting term and the contractual term of the option.

The Company measures stock-based compensation expense for restricted stock units ("RSUs") and performance stock units ("PSUs") made to employees and directors based on the Company's closing stock price on the date of grant and recognizes the value on a straight-line basis over the requisite service periods of the awards.

The Company records compensation expense for service-based awards on a straight-line basis over the requisite service period, which is generally the vesting period of the award. For awards with performance-based conditions, at the point that it becomes probable that the performance conditions will be met, the Company records a cumulative catch-up of the expense from the grant date to the current date, and then amortizes the remainder of the expense over the remaining service period. Management evaluates when the achievement of a performance-based condition is probable based on the expected satisfaction of the performance conditions as of the reporting date. The amount of stock-based compensation expense recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The Company accounts for forfeitures as they occur.

The Company has, from time to time, modified the terms of its stock options to certain employees and directors. The Company accounts for the incremental increase in the fair value over the original award on the date of the modification as an expense for vested awards or over the remaining service (vesting) period for unvested awards. The incremental compensation cost is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

**Accounting Pronouncements Adopted in 2023**

In June 2016, the FASB issued Accounting Standard Update ("ASU") No. 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* and subsequent amendments to the initial guidance under ASU 2018-19, ASU 2019-04, ASU 2019-05 and ASU 2019-10, which amended the current approach to estimate credit losses on certain financial assets, including trade and other receivables. Generally, this amendment requires entities to establish a valuation allowance for the expected lifetime losses of these certain financial assets. Upon the initial recognition of such assets, which is based on, among other things, historical information, current conditions, and reasonable supportable forecasts. Subsequent changes in the valuation allowance are recorded in current earnings and reversal of previous losses are permitted. Previously, U.S. GAAP required entities to write down credit losses only when losses were probable and loss reversals were not permitted. The Company adopted ASU 2016-13 as of January 1, 2023, using the modified retrospective transition method. The adoption of ASU 2016-13 did not have a material impact on the Company's financial position or the results of operations.

**Recent Accounting Pronouncements**

In August 2020, the FASB issued ASU No. 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for convertible instruments. ASU 2020-06 eliminates certain models that require separate accounting for embedded conversion features, in certain cases. Additionally, among other changes, the guidance eliminates certain of the conditions for equity classification for contracts in an entity's own equity. The guidance also requires entities to use the if-converted method for all convertible instruments in the diluted earnings per share calculation and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. This guidance is effective for the Company beginning in the first quarter of 2024 and must be applied using either a modified or full retrospective approach. Early adoption is permitted. The Company does not expect the impact of adopting ASU 2020-06 to be material on its consolidated financial statements.

**3. Net Loss Per Share of Common Stock**

Basic net loss per share of common stock is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed, when applicable, using the weighted average number of shares of common stock, adjusted to include conversion of "in-the-money" stock options and warrants for common stock and release of common stock in connection with restricted stock units during the period, net of tax as follows:

| | Years ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Numerator: | | |
| | | |
| Net loss | $ (15,198) | $ (15,080) |
| Adjustment for gain on fair value of warrant liability | — | — |
| Adjusted net loss used for dilution calculation | $ (15,198) | $ (15,080) |
| | | |
| Denominator | | |
| Weighted-average number of shares outstanding | 13,867 | 12,962 |
| Effect of potential dilutive shares | — | — |
| Dilutive weighted-average number of shares outstanding | 13,867 | 12,962 |
| | | |
| Net loss per share, basic and diluted | $ (1.10) | $ (1.16) |

52

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

| | Years ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Options to purchase common stock | 252 | 270 |
| Restricted stock units | 1,305 | 1,383 |
| Warrants for common stock | 1,240 | 1,240 |
| Total common stock equivalents | 2,797 | 2,893 |

**4. Human Motion and Control Acquisition**

On December 5, 2022, the Company acquired the HMC business from Parker, an Ohio corporation (the "HMC Acquisition"). The assets acquired from the business unit include intellectual property rights for devices which are FDA-cleared lower-limb powered exoskeletons that enable task-specific, overground gait training to patients with weakness or paralysis in their lower extremities. Products include Ekso Indego Personal, a light-weight exoskeleton for safe use in most home and community environments, and Ekso Indego Therapy, an adjustable exoskeleton for patients with spinal cord injury and stroke complementing Ekso's product offering in outpatient facilities.

The assets purchased by the Company include intellectual property related to the aforementioned Ekso Indego devices and future products in the orthotics and prosthetics space, inventories related to the Ekso Indego product line, fixed assets configured for the manufacture of the Ekso Indego products, and Ekso Indego devices maintained for service and sales demonstrations. The Company did not acquire any cash in connection with the acquisition of the business unit.

As consideration for the assets acquired, the Company (i) paid the Parker $5,000 in cash and (ii) delivered to the Parker a $5,000 unsecured, subordinated zero percent interest promissory note (the "Promissory Note"). Under the terms of the Promissory Note, the Company shall pay the Parker sixteen (16) equal quarterly installments of $313, with the first payment being due and payable December 31, 2023, and the last payment being due and payable September 30, 2027. For additional information see Note 10. *Notes Payable, Net* in the notes to our consolidated financial statements included elsewhere in the Annual Report on Form 10-K.

The Company accounted for the acquisition as a business combination in accordance with ASC 805, Business Combinations, by applying the acquisition method, and accordingly, the purchase price of $9,055, as calculated in the table below, was allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date and finalized with no adjustments. In accordance with ASC 805, the acquirer had one year from the date of acquisition to recognize measurement period adjustments. The excess of the purchase price over the net assets acquired of $431 was recorded as goodwill. The goodwill recognized is attributed primarily to expected synergies of HMC with the Company. From the acquisition date and as of December 31, 2023, there were no changes in the recognized amounts of goodwill resulting from the acquisition.

53

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

The following table summarizes the fair values of the assets acquired, liabilities assumed and consideration given as of the acquisition date:

| | | |
|---|---|---:|
| Inventories | $ | 1,935 |
| Fixed assets | | 1,599 |
| Intangible assets | | 5,240 |
| Goodwill | | 431 |
| Total assets | $ | 9,205 |
| | | |
| Accrued royalties | | 150 |
| Total liabilities | $ | 150 |
| | | |
| Net assets acquired | $ | 9,055 |
| | | |
| Cash delivered on date of close | $ | 5,000 |
| Fair value of promissory note | | 4,055 |
| Total consideration | $ | 9,055 |

The fair value of finished goods inventories acquired was estimated at retail selling price less estimated costs to sell and a reasonable profit allowance for the selling effort. The fair value of raw materials acquired was estimated using current prices from suppliers. The fair value of fixed assets was estimated using a cost approach, adjusting historical gross asset values for inflation, reduced for the remaining estimated economic life of the assets. The fair values of intangible assets were estimated using a relief from royalty method, the excess earnings method, and a distributor method, all income approaches, which required significant estimates from management regarding future sales expectations, long term operating margins, the weighted average cost of capital or other appropriate discount rates, and royalty rates. The fair value of the promissory note was estimated as the present value of scheduled principal payments discounted at the Company's estimated borrowing rate.

The Company recorded $5,240 to intangible assets as of the acquisition date and is amortizing the value of the developed technology, customer relationships and intellectual property over a weighted average estimated useful life of 8 years. Amortization expense related to the acquired definite lived intangible assets was $325 for the year ended December 31, 2023, and was included as a component of operating expenses and cost of revenue in the consolidated statement of operations and comprehensive loss. Of the $431 of goodwill, none is deductible for tax purposes.

Aggregate incremental revenues and net loss attributable to the acquired business included in the consolidated statement of operations for the year ended December 31, 2022 were $103 and $289 respectively. The table below presents the pro forma revenue and earnings of the combined business as though the combination were enacted January 1, 2022:

| | | **Year Ended December 31, (Unaudited)** |
|---|---|---:|
| | | **2022** |
| Revenue | $ | 15,736 |
| Net loss | $ | (18,506) |

Such pro forma results are based on historical results of the Company, and the historical results of HMC as they occurred under the ownership of Parker Hannifin Corporation, and certain pro forma adjustments relating to interest for debt discount amortization, depreciation of fixed assets and amortization of certain intangible assets.

54

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

**5. Fair Value Measurement**

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Three levels of inputs, of which the first two are considered observable and the last unobservable, may be used to measure fair value which are the following:

- **Level 1**—Quoted prices in active markets for identical assets or liabilities. The Company considers a market to be active when transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- **Level 2**—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- **Level 3**—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The valuation of Level 3 investments requires the use of significant management judgments or estimation.

The Company's fair value hierarchies for its financial assets and liabilities which require fair value measurement on a recurring basis are as follows:

|  | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **December 31, 2023** |  |  |  |  |
| Liabilities |  |  |  |  |
| Warrant liabilities | $ 366 | $ — | $ — | $ 366 |
|  |  |  |  |  |
| **December 31, 2022** |  |  |  |  |
| Liabilities |  |  |  |  |
| Warrant liabilities | $ 233 | $ — | $ — | $ 233 |

During the years ended December 31, 2023 and 2022, there were no transfers between Level 1, Level 2, or Level 3 assets or liabilities reported at fair value on a recurring basis and the valuation techniques used did not change compared to the Company's established practice.

The following table sets forth a summary of the changes in the fair value of Company's Level 3 financial liabilities during the year ended December 31, 2023, which were measured at fair value on a recurring basis:

|  | Warrant Liability |
|---|---|
| Balance as of December 31, 2021 | $ 1,550 |
| Gain on revaluation of warrants issued in 2021, June 2020, December 2019, and May 2019 equity financings | (1,317) |
| Balance as of December 31, 2022 | $ 233 |
| Loss on revaluation of warrants issued in 2021, June 2020, December 2019, and May 2019 equity financings | 133 |
| Balance as of December 31, 2023 | $ 366 |

See Note 13 in the notes to consolidated financial statements under the caption *Capitalization and Equity Structure – Warrants* for a description of the warrants accounted for as a liability, including the method and inputs used to estimate their fair value.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

**6. Revenue**

The Company's medical device segment (EksoHealth) revenue is primarily generated through the sale and subscription of the EksoNR, Ekso Indego Therapy, and Ekso Indego Personal devices along with the sale of support and maintenance contracts. Revenue from medical device product sales is recognized at the point in time when control of the product transfers to the customer. Transfer of control generally occurs upon shipment from the Company's facility for sales of the EksoNR, Ekso Indego Therapy, and Ekso Indego Personal devices. Support and maintenance contracts extend coverage beyond the Company's standard warranty agreements ranging from 12 to 48 months. Revenue is recognized evenly over the term of the contracts. Revenue from medical device subscriptions is recognized evenly over the contract term, typically over 24 months.

The Company's industrial device segment (EksoWorks) revenue is primarily generated through the sale of the upper body exoskeleton EVO and associated accessories. Revenue from industrial device sales is recognized at the point in time when control of the product transfers to the customer. Transfer of control generally occurs upon shipment from the Company's facility. In June of 2022, the Company ceased commercialization of the EksoZeroG support arm and related products and accessories.

*Deferred Revenue*

Deferred revenue is comprised mainly of unearned revenue related to extended support and maintenance contracts, but also includes other offerings for which the Company has been paid in advance and earns revenue when the Company transfers control of the product or service.

Deferred revenue consisted of the following:

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Deferred extended maintenance and support | $ 3,993 | $ 2,124 |
| Deferred device and advances | 169 | 29 |
| Total deferred revenues | 4,162 | 2,153 |
| Less current portion | (1,993) | (1,121) |
| Deferred revenues, non-current | $ 2,169 | $ 1,032 |

On September 25, 2023, the Company entered into a warranty claim lump-sum agreement with Parker, pursuant to which, among other things, Parker paid the Company $700 for the release of Parker's obligation to reimburse the Company for its costs and expenses associated with servicing certain product warranty obligations. The Company recorded the lump sum payment as deferred revenue and recognizes revenue as services are performed.

Deferred revenue activity consisted of the following for the years ended December 31, 2023 and December 31, 2022:

|  | Year Ended December 31, 2023 | Year Ended December 31, 2022 |
|---|---|---|
| Beginning balance | $ 2,153 | $ 2,695 |
| Deferral of revenue | 4,727 | 1,397 |
| Recognition of deferred revenue | (2,718) | (1,939) |
| Ending balance | $ 4,162 | $ 2,153 |

The Company expects to recognize approximately $1,993 of the deferred revenue during 2024, $1,154 in 2025, and $1,015 thereafter.

In addition to deferred revenue, the Company has a non-cancellable backlog of $1,511, expected to be recognized between 2024 and 2026, primarily related to its contracts for subscription units with its customers and customer orders received but not fulfilled. These subscription contracts typically have twenty-four month terms and subscription income is recognized on a straight-line basis over the term of the contract.

56

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

*Disaggregation of Revenue*

The following table disaggregates the Company's revenue by major source for the year ended December 31, 2023:

| | EksoHealth | | EksoWorks | | Total | |
|---|---|---|---|---|---|---|
| Device revenue | $ | 13,660 | $ | 472 | $ | 14,132 |
| Service and support | | 2,821 | | — | | 2,821 |
| Subscriptions | | 967 | | — | | 967 |
| Parts and other | | 254 | | 105 | | 359 |
| | $ | 17,702 | $ | 577 | $ | 18,279 |

The following table disaggregates the Company's revenue by major source for the year ended December 31, 2022:

| | EksoHealth | | EksoWorks | | Total | |
|---|---|---|---|---|---|---|
| Device revenue | $ | 8,305 | $ | 588 | $ | 8,893 |
| Service and support | | 1,923 | | — | | 1,923 |
| Subscriptions | | 967 | | 136 | | 1,103 |
| Parts and other | | 528 | | 358 | | 886 |
| Collaborative arrangements | | 107 | | — | | 107 |
| | $ | 11,830 | $ | 1,082 | $ | 12,912 |

**7. Property and Equipment, net**

Property and equipment, net consisted of the following:

| | Estimated Life (Years) | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|---|
| Company-owned device fleet | 2 - 5 | $ | 2,828 | $ | 3,468 |
| Software | 3 - 5 | | 234 | | 234 |
| Leasehold improvement | 5 | | 179 | | 142 |
| Furniture, office and leased equipment | 3 - 7 | | 279 | | 279 |
| Machinery and equipment | 3 - 7 | | 236 | | 207 |
| Tools, molds, dies and jigs | 3 - 5 | | 1,418 | | 1,347 |
| | | | 5,174 | | 5,677 |
| Accumulated depreciation and amortization | | | (3,156) | | (2,997) |
| Property and equipment, net | | $ | 2,018 | $ | 2,680 |

Depreciation expense of property and equipment, net totaled $726 and $486 for the years ended December 31, 2023 and 2022, respectively.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

**8. Accrued Liabilities**

Accrued liabilities consisted of the following:

|  | December 31, | | | |
| --- | --- | --- | --- | --- |
|  | **2023** | | **2022** | |
| Salaries, benefits and related expenses | $ | 2,058 | $ | 1,843 |
| Device warranty |  | 461 |  | 274 |
| Other |  | 145 |  | 161 |
| Total | $ | 2,664 | $ | 2,278 |

**Warranty**

Sales of devices generally include an initial warranty for parts and services for one year in the Americas, two years in Europe, the Middle East, Africa (EMEA), and one or two years in the Asia Pacific (APAC) region. A liability for the estimated cost of product warranty is established at the time revenue is recognized based on the historical experience of known product failure rates and expected material and labor costs to provide warranty services. Specific additional warranty accruals may be made if unforeseen technical problems arise. Alternatively, if estimates are determined to be greater than the actual amounts necessary, a portion of the liability may be reversed in future periods. Warranty costs are reflected in the consolidated statements of operations and comprehensive loss as a component of costs of revenue. The current portion of the device warranty liability is classified as a component of Accrued liabilities, while the long-term portion of the device warranty liability is classified as a component of Other non-current liabilities in the consolidated balance sheets. A reconciliation of the changes in the device warranty liability for the years ended December 31, 2023 and 2022 is as follows:

|  | Warranty | | | |
| --- | --- | --- | --- | --- |
|  | **2023** | | **2022** | |
| Balance at beginning of the period | $ | 413 | $ | 270 |
| Additions for estimated future expense |  | 619 |  | 425 |
| Incurred costs |  | (466) |  | (282) |
| Balance at end of the period | $ | 566 | $ | 413 |
|  |  |  |  |  |
| Current portion | $ | 461 | $ | 274 |
| Long-term portion |  | 105 |  | 139 |
| Total | $ | 566 | $ | 413 |

**9. Goodwill and Intangible Assets**

*Goodwill*

The Company determined no impairment existed for goodwill for the year ended December 31, 2023.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

*Intangible Assets*

The following table summarizes the components of gross assets, accumulated amortization, and net carrying values for definite and indefinite lived intangible asset balances as of December 31, 2023:

|  | December 31, 2023 | | |
|---|---|---|---|
|  | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Developed technology | $ 2,310 | $ (310) | $ 2,000 |
| Trade name | 2,310 | N/A | 2,310 |
| Intellectual property | 460 | — | 460 |
| Customer relationships | 140 | (18) | 122 |
| Below market lease | 20 | (20) | — |
| Total intangible assets | $ 5,240 | $ (348) | $ 4,892 |

Definite lived intangible assets are amortized over their estimated lives using the straight line method, which is estimated as eight years for developed technology, twelve years for intellectual property, eight years for customer relationships and one year for below market lease. The acquired trade name was estimated to have an indefinite life, and consequently, no amortization expense was recorded.  The Company determined no impairment existed for intangible assets for the year ended December 31, 2023.

The estimated future amortization expenses related to definite lived intangible assets as of December 31, 2023 is as follows:

| Fiscal Year | Amount |
|---|---|
| 2024 | $ 306 |
| 2025 | 345 |
| 2026 | 345 |
| 2027 | 345 |
| Thereafter | 1,241 |
| Total | $ 2,582 |

**10. Notes Payable, net**

*PWB Term Loan*

In August 2020, the Company entered into a loan agreement (the "PWB Loan Agreement") with a lender, Pacific Western Bank, and received a loan in the principal amount of $2,000 (the "PWB Term Loan") that bore interest on the outstanding daily balance at a rate equal to the greater of: (a) 0.50% above the variable rate of interest announced by the lender as its "prime rate" then in effect; or (b) 4.50%. The PWB Loan Agreement created a first priority security interest with respect to substantially all assets of the Company, including proceeds of intellectual property, but expressly excluding intellectual property itself.

The Company was required to pay accrued interest on the current loan on the 13th day of each month through and including August 13, 2023, at which time the unpaid principal and accrued and unpaid interest was due and payable in full. On August 17, 2023, the Company entered into an amendment to the PWB Loan Agreement extending the maturity date to August 13, 2026 with interest only payments until such date, having daily borrowings bearing interest at a variable annual rate equal to the greater of the Lender's "prime rate" then in effect and 4.50%, and cause the Company to maintain all of its depository, operating, and investment accounts with Pacific Western Bank. The Company determined this amendment constituted a loan modification under ASC 470, and used the updated imputed interest rate to recalculate debt discounts, debt issuance costs and final payment to be amortized over the new term.

The PWB Loan Agreement contains a liquidity covenant, which requires that the Company maintain cash in accounts of the lender or subject to control agreements in favor of the lender in an amount equal to at least the outstanding balance of the PWB Term Loan, which was $2,000 as of December 31, 2023. It also contains a primary depository covenant, which restricts the Company from having more than $1,000 held in subsidiary accounts outside of the United States. As of December 31, 2023 the Company was compliant with all covenants.

The interest rate of the PWB Term Loan is subject to increase in the event of late payment and after occurrence of and during the continuation of an event of default. The Company may elect to prepay the PWB Term Loan at any time, in whole or in part, without penalty or premium.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

The debt issuance costs and debt discounts combined with the stated interest resulted in an effective interest rate of 8.81% for the year ended December 31, 2023. The debt issuance costs will be amortized to interest expense using the effective interest method over the life of the loan. Interest expense for the PWB Term Loan totaled $173 and $119 for the years ended December 31, 2023 and 2022, respectively.

The following table presents scheduled principal payments of the Company's PWB term loan as of December 31, 2023:

| Period | | Amount |
|---|---|---|
| 2026 | $ | 2,000 |
| Total principal payments | | 2,000 |
| Less debt discount and issuance costs | | (6) |
| Note payable, net | $ | 1,994 |
| | | |
| Current portion | $ | — |
| Long-term portion | | 1,994 |
| Note payable, net | $ | 1,994 |

*Parker Hannifin Promissory Note*

In connection with the HMC Acquisition, on December 5, 2022, the Company delivered a $5,000 unsecured, subordinated promissory note (the "Promissory Note") to Parker. The Promissory Note, subordinate to the PWB Term Loan, bears no interest with principal payable in sixteen equal installments due on the last day of each quarter, which commenced on December 31, 2023 and matures on September 30, 2027. For additional information see Note 4.

The Promissory Note, upon the occurrence of an event of default, allows for the levying of interest equal to the lesser of (a) 5% per annum and (b) the maximum interest rate permitted under applicable law on the then entire outstanding principal balance, and also for the acceleration of all outstanding liabilities and obligations, making them immediately payable. Under the terms of the Promissory Note, the following occurrences constitute a default, and could, upon written notice or declaration by Parker, allow for the levying of interest and or the acceleration of principal outstanding: (i) failure to pay any amount of the principal when due and payable, (ii) the dissolution of the Company (including the declaration of bankruptcy), and (iii) the acquisition of the Company by another entity or the sale of substantially all of its assets to another entity.

The Company recorded the Promissory Note of $4,055 in its consolidated balance sheets under the captions Notes payable, current and Notes payable, net, estimating an implicit discount rate of 7.5% via reference to the interest charged on the Company's PWB Term Loan and other relevant economic factors present at the execution date of the Promissory Note. The amortization of debt discounts resulted in an effective interest rate of 7.18% for the year ended December 31, 2023. The debt discount is amortized to interest expense using the effective interest method over the life of the loan. Interest expense on the Promissory Note was $320 and $25 for the year ended December 31, 2023 and 2022, respectively.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

The following table presents scheduled principal payments of the Promissory Note as of December 31, 2023:

| Period | | Amount |
|---|---|---|
| 2024 | $ | 1,250 |
| 2025 | | 1,250 |
| 2026 | | 1,250 |
| 2027 | | 938 |
| Total principal payments | | 4,688 |
| Less debt discount | | (600) |
| Note payable, net | $ | 4,088 |
| | | |
| Current portion | | 1,250 |
| Long-term portion | | 2,838 |
| Note payable, net | $ | 4,088 |

## 11. Lease Obligations

The Company maintained a five-year operating lease agreement for its headquarters and manufacturing facility in Richmond, California (the "Richmond Lease") which expired at the end of May 2022. The Company continued to maintain its tenancy at this location until the end of August 2022, while incurring monthly expenses equal to the most recent monthly lease payment under the expired lease agreement and common area maintenance costs.

In July 2022, the Company entered into an operating lease agreement for its new headquarters and manufacturing facility in San Rafael, California (the "San Rafael Lease") expiring in October 2026 with the option to renew for an additional three-year period at the prevailing market rate at the time of extension. At the end of August 2022, the Company relocated to its new headquarters and manufacturing facility in San Rafael.

The Company has determined that the new San Rafael Lease constitutes an operating lease under ASC 842 and estimates the lease term as July 2022 through October 2026. The option to extend for a three-year period lacks significant economic incentives and disincentives, which would make exercise reasonably certain. Fixed lease payments for identified lease components over the identified term have been discounted at the Company's estimated incremental borrowing rate as of the date of contract execution and are reflected in the consolidated balance sheets under the captions Lease liabilities, current and Lease liabilities, and the corresponding right of use asset is reflected in the consolidated balance sheets under the caption Right-of-use assets. Non-lease components, such as common area maintenance costs, are excluded from the lease liability calculation and expensed as incurred. The Company records a straight-line monthly rent expense for the San Rafael Lease equal to the sum of all fixed lease payments divided by the number of months in the lease term.

The Company previously maintained a five-year operating lease agreement for its European operations office in Hamburg, Germany, which was originally set to expire in July 2022. In February 2022, the Company executed a new lease agreement with the same landlord for a replacement office in Hamburg, Germany commencing May 1, 2022 and expiring June 30, 2025 with an option to renew for one five-year period. Upon the early termination of the previous lease agreement, it was agreed between the landlord and the Company that access to the previously leased office space would be revoked and the Company would be relieved of its payment obligations for the final two months of the lease term. Consequently, the Company removed the right of use asset and lease liability, $15 and $16 respectively, recorded in its consolidated financial statements related to the original Hamburg tenancy.

The Company has determined that the new Hamburg lease agreement constitutes a lease under ASC 842 and estimates the lease term as May 2022 through June 2025. The option to extend for a five-year period lacks significant economic incentives and disincentives which would make exercise reasonably certain. Fixed lease payments for identified lease components over the identified term have been discounted at the Company's estimated incremental borrowing rate and are reflected in the consolidated balance sheets under the captions Lease liabilities, current and Lease liabilities, and the corresponding right of use asset is reflected in the consolidated balance sheets under the caption Right-of-use assets. Non-lease components, such as common area maintenance costs, are excluded from the lease liability calculation and expensed as incurred. The Company records a straight-line monthly rent expense for this lease equal to the sum of all fixed lease payments divided by the number of months in the lease term.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

The Company's future lease payments as of December 31, 2023 are as follows, which are presented as Lease liabilities, current and Lease liabilities on the Company's consolidated balance sheets are as follows:

| Period | | Operating Leases |
|---|---|---|
| 2024 | $ | 436 |
| 2025 | | 417 |
| 2026 | | 363 |
| Total lease payments | | 1,216 |
| Less: imputed interest | | (130) |
| Present value of lease liabilities | $ | 1,086 |
| | | |
| Lease liabilities, current | $ | 363 |
| Lease liabilities | | 723 |
| Total lease liabilities | $ | 1,086 |
| | | |
| Weighted-average remaining term (in years) | | 2.7 |
| Weighted-average discount rate | | 8.2% |

Lease expense under the Company's operating leases was $548 and $605, for the years ended December 31, 2023 and 2022, respectively.

## 12. Employee Benefit Plan

The Company administers a 401(k) retirement plan, or the 401(k) Plan, in which all employees are eligible to participate. Each eligible employee may elect to contribute to the 401(k) Plan. The Company makes matching contributions in the form of shares of the Company's common stock to the 401(k) Plan in an amount equal to 50% of employee contributions (up to the statutory limit), subsequent to year-end. The expense related to the contribution was $378 and $186 for the years ended December 31, 2023 and 2022, respectively.

## 13. Capitalization and Equity Structure

**Summary**

The Company's authorized capital stock as of December 31, 2023 consisted of 141,429 shares of common stock and 10,000 shares of preferred stock. As of December 31, 2023, there were 14,848 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

**Common Stock**

The holders of outstanding shares of common stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as the Board of Directors may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting for the election of directors. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. Each outstanding share of common stock is duly and validly issued, fully paid, and non-assessable.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

*At the Market Offering*

In October 2020, the Company entered into an At The Market Offering Agreement (the "ATM Agreement") with H.C. Wainwright & Co., LLC (the "Agent"), under which the Company may issue and sell shares of its common stock, from time to time, to or through the Agent. Offers and sales of shares of common stock by the Company through the Agent may be made by any method deemed to be an "at the market offering" as defined under SEC Rule 415 or in privately negotiated transactions, subject to certain conditions. Such shares may be offered pursuant to the registration statement on Form S-3 (File No. 333-272607) (the "Registration Statement"), which was declared effective by the SEC on June 20, 2023, and a related prospectus supplement filed with the SEC on July 28, 2028 (the "ATM Prospectus"). Pursuant to the Registration Statement and the ATM Prospectus, shares having an aggregate offering price of up to $5,000 may be offered and sold, subject to certain SEC rules limiting the amount of shares of the Company's common stock that may be sold by the Company under the Registration Statement. In June 2023, the Company entered into an amendment to the ATM Agreement that removed the requirement that shares of the Company's common stock may not be sold for a price lower than $6.75 per share. During the year ended December 31, 2023, the Company sold 451 shares of common stock under the ATM Agreement at an average price of $1.59, for aggregate proceeds of $661, net of commission and issuance costs. As of December 31, 2023, the Company has $4,284 available for future offerings under the prospectus filed with respect to the ATM Agreement.

**Preferred Stock**

The Company may issue shares of preferred stock from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by its Board of Directors and will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Board of Directors.

**Warrants**

Warrants outstanding as of December 31, 2023 and December 31, 2022 were as follows:

| Source | | Exercise Price | Remaining term (Years) | December 31, 2022 | December 31, 2023 |
|---|---|---|---|---|---|
| 2021 Warrants | $ | 12.81 | 2.1 | 273 | 273 |
| June 2020 Investor Warrants | $ | 5.18 | 1.9 | 127 | 127 |
| June 2020 Placement Agent Warrants | $ | 5.64 | 1.4 | 39 | 39 |
| December 2019 Warrants | $ | 8.10 | 1.5 | 556 | 556 |
| December 2019 Placement Agent Warrants | $ | 8.44 | 1.0 | 52 | 52 |
| May 2019 Warrants | $ | 3.52 | 0.4 | 193 | 193 |
| | | | | 1,240 | 1,240 |

No warrants were exercised during the years ended December 31, 2023 and 2022. The weighted average exercise price of the warrants outstanding as of December 31, 2023 was $8.06.

63

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

*2021 Warrants*

In February 2021, the Company issued warrants ("the 2021 Warrants"), exercisable for up to 273 shares of the Company's common stock at an exercise price of $12.81 per share. The 2021 Warrants were exercisable immediately and will expire five years from the date of issuance, or on February 11, 2026.

In addition, the 2021 Warrants contain a cashless exercise provision, whereby, if, at the time a holder exercises its 2021 Warrants, a registration statement registering the issuance or the resale of the shares of common stock underlying the 2021 Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect to instead receive, upon such exercise (either in whole or in part), the net number of shares of the Company's common stock determined according to a formula set forth in the 2021 Warrants. The 2021 Warrants will be automatically exercised on a cashless basis on their expiration date. The 2021 Warrants could also require payment of liquidated damages by the Company in the form of cash payments in the event of a failure by the Company to timely deliver shares of common stock upon exercise of such warrants.

The 2021 Warrants also contain a put option, under which, if the Company enters into a Fundamental Transaction, as defined in the 2021 Warrants, the Company or any successor entity will, at the option of a holder of a 2021 Warrant, exercisable concurrently with or at any time within 30 days after the consummation of such Fundamental Transaction, purchase such holder's 2021 Warrant by paying to such holder an amount of cash equal to the Black-Scholes value of the remaining unexercised portion of such holder's 2021 Warrant within five trading days after the notice of exercise by the holder of the put option. Because of this put-option provision, the 2021 Warrants are classified as a liability and are marked to market at each reporting date.

The warrant liability related to the 2021 Warrants is measured at fair value upon issuance and at each reporting date using certain estimated inputs, which are classified within Level 3 of the fair value hierarchy. The following assumptions were used in the Black-Scholes Model to measure the fair value of the 2021 Warrants:

|  | December 31, 2023 | December 31, 2022 |
| --- | --- | --- |
| Current share price | $ 2.50 | $ 1.19 |
| Conversion price | $ 12.81 | $ 12.81 |
| Risk-free interest rate | 4.20% | 4.21% |
| Expected term (years) | 2.11 | 3.11 |
| Volatility of stock | 76.5% | 99.6% |

*June 2020 Investor Warrants*

In June 2020, the Company issued warrants ("the June 2020 Investor Warrants"), exercisable for up to 874 shares of the Company's common stock at an exercise price of $5.18 per share. The June 2020 Investor Warrants were exercisable immediately and will expire five and one-half years from the date of issuance, or on December 10, 2025.

In addition, the June 2020 Investor Warrants contain a cashless exercise provision, whereby, if, at the time a holder exercises its June 2020 Investor Warrants, a registration statement registering the issuance or the resale of the shares of common stock underlying the June 2020 Investor Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate exercise price, the holder may elect to instead receive, upon such exercise (either in whole or in part), the net number of shares of the Company's common stock determined according to a formula set forth in the June 2020 Investor Warrant. The June 2020 Investor Warrants will be automatically exercised on a cashless basis on their expiration date.

The June 2020 Investor Warrants could also require payment of liquidated damages by the Company in the form of cash payments in the event of a failure by the Company to timely deliver shares of common stock upon exercise of such warrants.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

The June 2020 Investor Warrants also contain a put option, under which, if the Company enters into a Fundamental Transaction, as defined in the June 2020 Investor Warrants, the holders of the June 2020 Investor Warrants will be entitled to receive upon exercise of the June 2020 Investor Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the June 2020 Investor Warrants immediately prior to such Fundamental Transaction. Alternatively, the Company or any successor entity will, at the option of a holder of a June 2020 Investor Warrant, exercisable concurrently with or at any time within 30 days after the consummation of such Fundamental Transaction, purchase such holder's June 2020 Investor Warrant by paying to such holder an amount of cash equal to the Black-Scholes value of the remaining unexercised portion of such holder's June 2020 Investor Warrant. Because of this put-option provision, the June 2020 Investor Warrants are classified as a liability and are marked to market at each reporting date.

The warrant liability related to the June 2020 Investor Warrants is measured at fair value at each reporting date using certain estimated inputs, which are classified within Level 3 of the fair value hierarchy. The following assumptions were used in the Black-Scholes Model to measure the fair value of the June 2020 Investor Warrants:

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Current share price | $ 2.50 | $ 1.19 |
| Conversion price | $ 5.18 | $ 5.18 |
| Risk-free interest rate | 4.26% | 4.23% |
| Expected term (years) | 1.94 | 2.94 |
| Volatility of stock | 78.2% | 99.6% |

*June 2020 Placement Agent Warrants*

In June 2020, the Company issued warrants ("the June 2020 Placement Agent Warrants"), exercisable for up to 122 shares of the Company's common stock, to the placement agent for such offering. The June 2020 Placement Agent Warrants have substantially the same form as the June 2020 Investor Warrants, including the put option described above, except that they have an exercise price per share equal to $5.64, subject to adjustment in certain circumstances, and will expire on June 7, 2025.

Because of the put-option provision in the June 2020 Placement Agent Warrants, these warrants are classified as a liability and are marked to market at each reporting date.

The warrant liability related to the June 2020 Placement Agent Warrants is measured at fair value at each reporting date using certain estimated inputs, which are classified within Level 3 of the fair value hierarchy. The following assumptions were used in the Black-Scholes Model to measure the fair value of the June 2020 Placement Agent Warrants:

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Current share price | $ 2.50 | $ 1.19 |
| Conversion price | $ 5.64 | $ 5.64 |
| Risk-free interest rate | 4.54% | 4.33% |
| Expected term (years) | 1.44 | 2.44 |
| Volatility of stock | 83.0% | 73.5% |

*December 2019 Warrants*

In December 2019, pursuant to a securities purchase agreement (the "December 2019 Offering"), the Company issued warrants (the "December 2019 Warrants") to purchase 556 shares of common stock. The December 2019 Warrants are currently exercisable, have an exercise price of $8.10 per share, and will expire five years from the date they initially became exercisable, or on June 21, 2025.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

The December 2019 warrants contain a cashless exercise provision and could require cash payments in the event of a failure to timely deliver securities or in the event of insufficient authorized shares. The December 2019 Warrants will be automatically exercised on a cashless basis on their expiration date. The December 2019 Warrants also contain a put option, under which, if the Company enters into a Fundamental Transaction, as defined in the December 2019 Warrants, the Company or any successor entity will, at the option of a holder of a December 2019 Warrant, exercisable concurrently with or at any time within 30 days after the consummation of such Fundamental Transaction, purchase such holder's December 2019 Warrant by paying to such holder an amount of cash equal to the Black-Scholes value of the remaining unexercised portion of such holder's December 2019 Warrant within five trading days after the notice of exercise by the holder of the put option. Because of this put-option provision, the December 2019 Warrants are classified as a liability and are marked to market at each reporting date.

The warrant liability related to the December 2019 Warrants is measured at fair value at each reporting date using certain estimated inputs, which are classified within Level 3 of the fair value hierarchy. The following assumptions were used in the Black-Scholes Model to measure the fair value of the December 2019 Warrants:

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Current share price | $ 2.50 | $ 1.19 |
| Conversion price | $ 8.10 | $ 8.10 |
| Risk-free interest rate | 4.53% | 4.32% |
| Expected term (years) | 1.47 | 2.47 |
| Volatility of stock | 82.3% | 73.3% |

*December 2019 Placement Agent Warrants*

In December 2019, in connection with the December 2019 Offering, the Company issued warrants to purchase 52 shares of the Company's common stock to the placement agent for such offering (the "December 2019 Placement Agent Warrants"). The December 2019 Placement Agent Warrants have substantially the same form as the December 2019 Warrants, except that they have an exercise price per share equal to $8.44, subject to adjustment in certain circumstances, and will expire on December 18, 2025.

The warrant liability related to the December 2019 Placement Agent Warrants is measured at fair value at each reporting date using certain estimated inputs, which are classified within Level 3 of the fair value hierarchy. The following assumptions were used in the Black-Scholes Model to measure the fair value of the December 2019 Placement Agent Warrants:

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Current share price | $ 2.50 | $ 1.19 |
| Conversion price | $ 8.44 | $ 8.44 |
| Risk-free interest rate | 4.82% | 4.42% |
| Expected term (years) | 0.97 | 1.97 |
| Volatility of stock | 85.2% | 71.8% |

Management has assessed that the likelihood of a Change of Control (as defined in the December 2019 Placement Agent Warrants) occurring during the term of the December 2019 Placement Agent Warrants is low, and that if such an event were to occur, the difference between the cashless exercise value and the warrants fair value is nominal.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

*May 2019 Warrants*

In May 2019, pursuant to an underwriting agreement, (the "May 2019 Offering"), the Company issued warrants (the "May 2019 Warrants") to purchase 444 shares of common stock. The May 2019 Warrants are currently exercisable, have a current exercise price of $3.52 per share, and will expire five years from the date of their issuance, or on May 24, 2024. The May 2019 Warrants contain a price protection feature, pursuant to which, subject to certain exceptions, if shares of common stock are sold or issued in the future, or securities convertible or exercisable for shares of the Company's common stock are sold or issued in the future, for consideration, or with an exercise price or conversion price, as applicable, per share less than the exercise price per share then in effect for the May 2019 Warrants, the exercise price of the May 2019 Warrants is reduced to the consideration paid for, or the exercise price or conversion price of, as the case may be, the securities issued in such offering. Pursuant to this provision, in connection with the June 2020 Offering, the exercise price of the May 2019 Warrants was reduced to $3.52 per share, being the amount that is equal to the lower of (x) the consideration paid for the securities issued in the June 2020 Offering, or $4.51 per share, (y) the lowest exercise price of the June 2020 Investor Warrants, or $5.18, and (z) the lowest one-day volume-weighted average price of the Company's Common Stock on the Nasdaq Capital Market as measured each day during the five trading day period starting on June 8, 2020, rounded to the nearest share, or $3.52.

In addition, if the Company effects or enters into any issuance of common stock or options or convertible securities exercisable for or convertible into common stock at a price which varies or may vary with the market price of the shares of the Company's common stock, subject to certain exceptions, a May 2019 Warrant holder may, at the time of exercise of the holder's warrant, elect to exercise the warrant at such variable price.

The May 2019 Warrants include a put option, whereby while the May 2019 Warrants are outstanding, if the Company enters into a Change of Control, as defined in the May 2019 Warrants, the Company or any successor entity will, at the option of a 2019 Warrant holder exercise within 90 days after the public disclosure of the Change of Control transaction, purchase such holder's May 2019 Warrants by paying to such holder an amount of cash equal to the Black-Scholes value of the remaining unexercised portion of such warrants on the later date of consummation of the Change of Control transaction or two trading days after the notice of such request. Because of this put option provision, the May 2019 Warrants are classified as a liability and are marked to market at each reporting date.

The warrant liability related to the May 2019 Warrants is measured at fair value at each reporting and exercise date using certain estimated inputs, which are classified within Level 3 of the fair value hierarchy. Because of the price protection feature contained in the May 2019 Warrants, the Company uses a combination of the Black-Scholes Model and the Lattice Model to estimate the fair value of the warrants at each reporting period. The following assumptions were used in the Black-Scholes Model in combination with the Lattice Model to measure the fair value of the May 2019 Warrants:

|  | December 31, 2023 | | December 31, 2022 |
| --- | --- | --- | --- |
| Current share price | $ 1.88 | $ | 1.19 |
| Conversion price | $ 3.52 | $ | 3.52 |
| Risk-free interest rate | 5.28% | | 4.60% |
| Expected term (years) | 0.40 | | 1.40 |
| Volatility of stock | 77.5% | | 74.5% |

Management has assessed that the likelihood of a Change of Control occurring during the term of the warrants is low, and that if such an event were to occur, the difference between the cashless exercise value and the May 2019 Warrants fair value is nominal. However, management determined that a financing event was likely in the near future, and reduced the share price used in the model by 25% in order to reflect the total amount that would be realized accordingly.

In connection with the Company entering into a securities purchase agreement in January 2024, the exercise price of the May 2019 Warrants was reduced to $1.55 per share. See Note 19. *Subsequent Events.*

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

**14. Stock-based Compensation**

*2014 Equity Incentive Plan*

In 2014, the Board of Directors and a majority of the stockholders adopted the 2014 Equity Incentive Plan, or the 2014 Plan, allowing for the issuance of 137 shares of common stock. The 2014 Plan has since been amended and restated with approval by the stockholders to increase the maximum number of shares issuable, as shown in the table below:

| | |
|---|---:|
| Original share pool | 137 |
| 2015 increase | 111 |
| 2017 increase | 67 |
| December 2017 increase (ratified in June 2018) | 293 |
| 2019 increase | 233 |
| March 2020 increase | 333 |
| December 2020 increase | 800 |
| 2022 increase | 550 |
| 2023 increase | 1,200 |
| Total shares authorized for grant as of December 31, 2023 | 3,724 |

As of December 31, 2023, the total shares authorized for grant under the 2014 Plan was 3,724, of which 277 were available for future grants. The 2014 Plan expired on January 31, 2024. Following such expiration, no grants may be made under the 2014 Plan, but the grants in effect prior to such termination were not impacted by the termination.

Under the terms of the 2014 Plan, the Board of Directors may award stock options, restricted stock, restricted stock units, stock appreciation rights and dividend equivalent rights having either a fixed or variable price related to the fair market value of the shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions or any other security with the value derived from the value of the shares.

Shares available for future grant as of December 31, 2023 under the 2014 Plan was as follows:

| | Shares Available For Grant |
|---|---:|
| Available as of December 31, 2022 | 50 |
| Share pool increase | 1,200 |
| Granted | (1,023) |
| Forfeited | 32 |
| Expired | 18 |
| Available as of December 31, 2023 | 277 |

*Stock Options*

The Board of Directors may grant stock options under the 2014 Plan at a price of not less than 100% of the fair market value of the Company's common stock on the date the option is granted. The maximum term of an incentive stock option granted to participants may not exceed ten years. Subject to the limitations discussed above, the Board of Directors determines the term and exercise or purchase price of other awards granted under the 2014 Plan. The Board of Directors also determines the terms and conditions of awards, including the vesting schedule and any forfeiture provisions. Options granted under the 2014 Plan vest upon the passage of time, generally four years, or upon the attainment of certain performance criteria established by the Board of Directors. The Company may grant options to purchase common stock to non-employees for advisory and consulting services. Upon exercise of a stock option, the Company issues new shares of common stock.

A summary of the stock option activity during the year ended December 31, 2023 is presented below:

| | Options Outstanding | | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (Years) | | Aggregate Intrinsic Value |
|---|---:|---|---:|---:|---|---:|
| Outstanding at beginning of year | 270 | $ | 37.96 | | | |
| Forfeited | — | $ | 9.15 | | | |
| Expired | (18) | $ | 63.02 | | | |
| Outstanding at end of year | 252 | $ | 36.17 | 3.49 | $ | — |
| Vested and expected to vest | 252 | $ | 36.17 | 3.49 | $ | — |
| Exercisable at year end | 251 | $ | 36.19 | 3.48 | $ | — |

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

No stock options were exercised during the years ended December 31, 2023 and 2022.

As no stock options were granted during the years ended December 31, 2023 and December 31, 2022, there was no related weighted-average grant date fair value. The total grant date fair value of stock options vested during the years ended December 31, 2023 and 2022 was $58 and $428, respectively.

As of December 31, 2023, total unrecognized compensation cost related to unvested stock options was de minimus.

The following table summarizes information about stock options outstanding as of December 31, 2023:

| Range of Exercise Prices | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| | Number of Shares | Weighted-Average Remaining Contractual Life (Years) | Weighted Average Price | Number of Shares | Weighted Average Price |
| $5.55 - $5.70 | 71 | 6.06 | $ 5.68 | 70 | $ 5.68 |
| $9.15 - $26.39 | 63 | 4.94 | $ 17.04 | 63 | $ 17.03 |
| $26.85 - $54.15 | 74 | 4.50 | $ 31.45 | 74 | $ 31.46 |
| $60.00 - $229.95 | 44 | 1.36 | $ 120.23 | 44 | $ 120.23 |
| | 252 | 4.50 | $ 36.17 | 251 | $ 36.19 |

The Company recognizes compensation expense using the straight-line method over the requisite service period.

***Restricted Stock Units***

The Company issues time-based RSUs and PSUs to employees and non-employee members of the Board. Each RSU and PSU represents the right to receive one share of the Company's common stock upon vesting and subsequent settlement. PSUs vest upon achievement of performance targets based on the Company's annual operating plan. The fair values of RSUs and PSUs are determined based on the closing price of the Company's common stock on the date of grant.

Combined RSU and PSU activity for the year ended December 31, 2023 is summarized below:

| | Number of Shares | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Unvested as of January 1, 2023 | 1,383 | $ 2.17 |
| Granted | 1,023 | $ 1.29 |
| Vested | (1,069) | $ 1.96 |
| Forfeited | (32) | $ 1.53 |
| Unvested as of December 31, 2023 | 1,305 | $ 1.67 |

The total grant-date fair value of RSUs and PSUs that vested during the year ended December 31, 2023 was $1,612. As of December 31, 2023, $1,383 of total unrecognized compensation expense related to unvested RSUs and PSUs was expected to be recognized over a weighted average period of 1.38 years.

69

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

*Compensation Expense*

Stock-based compensation is included in the consolidated statements of operations and comprehensive loss in general and administrative, research and development, or sales and marketing expenses, depending upon the nature of services provided. Stock-based compensation expense related to stock options, RSUs and PSUs was recorded as follows:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | | 2022 |
| Sales and marketing | $ | 260 | $ | 263 |
| Research and development | | 423 | | 339 |
| General and administrative | | 1,175 | | 1,944 |
| | $ | 1,858 | $ | 2,546 |

*Employee Stock Purchase Plan*

The Company has an Employee Stock Purchase Plan, or ESPP. Under the ESPP, the Company has 33 shares of common stock reserved for issuance, subject to adjustment in the event of a stock split, stock dividend, combination or reclassification or similar event. The ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 25% of their eligible compensation, subject to any plan limitations. The ESPP provides for six-month offering periods. At the end of each offering period, employees can purchase shares at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last trading day of the offering period. As of December 31, 2023, the Company had not initiated employee enrollment to the plan.

**15. Income Taxes**

The domestic and foreign components of pre-tax loss for the years ended December 31, 2023 and 2022 were as follows:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | | 2022 |
| Domestic | $ | (13,521) | $ | (13,749) |
| Foreign | | (1,677) | | (1,331) |
| Loss before income taxes | $ | (15,198) | $ | (15,080) |

The Company had no current or deferred federal and state income tax expense or benefit for the years ended December 31, 2023 and 2022 because the Company generated net operating losses, and currently management does not believe it is more likely than not that the net operating losses will be realized. The Company's non-U.S. tax obligation is primarily for business activities conducted through Germany and Singapore for which taxes were included in other expenses, net for the years ended December 31, 2023 and 2022, and determined to be immaterial, and accordingly, such amounts were excluded from the following tables.

Income tax expense (benefit) for the years ended December 31, 2023 and 2022 differed from the amounts computed by applying the statutory federal income tax rate of 21% to pretax loss as a result of the following:

| | Years Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Federal tax at statutory rate | 21.0% | 21.0% |
| State tax, net of federal tax effect | — | — |
| R&D credit | 1.1 | 0.7 |
| Change in valuation allowance | (12.5) | (15.1) |
| Unrealized gain on warrant | (0.2) | 1.8 |
| Stock-based compensation | (1.7) | (7.7) |
| Other | (0.7) | (1.8) |
| Foreign | (7.0) | 1.1 |
| Total tax expense (benefit) | —% | —% |

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

The tax effects of temporary differences and related deferred tax assets and liabilities as of December 31, 2023, 2022 and 2021 were as follows:

|  | December 31, | | | |
|  | 2023 | | 2022 | |
|---|---|---|---|---|
| Deferred tax assets: | | | | |
| Depreciation and other | $ | 136 | $ | 249 |
| Net operating loss carryforwards | | 52,448 | | 48,829 |
| Research and development tax credits | | 2,219 | | 2,034 |
| Accruals and reserves | | 311 | | 356 |
| Capitalized research and development costs | | 1,422 | | 640 |
| Deferred revenue | | 220 | | 213 |
| Stock compensation expense | | 1,493 | | 1,670 |
| Lease assets | | 178 | | 236 |
| Other | | 50 | | 22 |
| | | | | |
| Deferred tax liabilities: | | | | |
| Lease liabilities | | (152) | | (208) |
| Prepaid expenses | | (56) | | (41) |
| Less: Valuation allowance | | (58,269) | | (54,000) |
| Net deferred tax asset (liability) | $ | — | $ | — |

The Company's accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of the Company's net deferred tax assets. The Company primarily considered such factors as the Company's history of operating losses, the nature of the Company's deferred tax assets, and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. The Company does not believe that it is more likely than not that the deferred tax assets will be realized; accordingly, a full valuation allowance was established and no deferred tax assets were shown in the accompanying consolidated balance sheets. The valuation allowance increased by $4,269 and $740 in the years ended December 31, 2023 and December 31, 2022, respectively.

For tax years beginning after December 31, 2018, the Global Intangible Low-taxed Income ("GILTI") took effect. Due to the aggregated losses of the foreign subsidiaries, there was no GILTI inclusion for the years ended December 31, 2023 and December 31, 2022.

The Tax Cuts and Jobs Act of 2017 (TCJA) made a significant change to Section 174 that went into effect for taxable years beginning after December 31, 2021. The change eliminated the ability to currently deduct research and development costs. Instead, these costs must be capitalized and amortized. As a result, the Company capitalized research and development costs of $4.7 million and $3.3 million for the years ended December 31, 2023 and December 31, 2022, respectively.

On March 27, 2020 the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act). On December 21, 2020, The U.S. Congress passed the Consolidation Appropriations Act, 2021 (the CAA Act). The Company evaluated the provisions of the CARES Act and CCA Act and determined that it did not result in a significant impact on its tax provision.

As of December 31, 2023 the Company had federal net operating loss carryforwards of $196,851. The federal net operating loss carryforwards of $120,792 generated before January 1, 2018 will begin to expire in 2027, and $76,059 will carryforward indefinitely but are subject to the 80% taxable income limitation. The Company also had federal research and development tax credit carryforwards of $2,365 that will expire beginning in 2031, if not utilized.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

As of December 31, 2023, the Company had state net operating loss carryforwards of $128,455, which will begin to expire in 2024. The Company also had state research and development tax credit carryforwards of $752, which have no expiration.

As of December 31, 2023, the Company had foreign net operating loss carryforwards of $12,829. The foreign net operating loss carryforwards do not expire.

Utilization of the Company's net operating losses and credit carryforwards may be subject to annual limitations in the event of a Section 382 ownership change. Such future limitations could result in the expiration of net operating losses and credit carryforwards before utilization as a result of such an ownership change.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2023 and 2022, were as follows:

| | Years Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Beginning balances as of January 1, 2023 and 2022 | $ 716 | $ 668 |
| Increase of unrecognized tax benefits taken in prior years | 9 | — |
| Increase of unrecognized tax benefits related to current year | 1,169 | 48 |
| Ending balances as of December 31, 2023 and 2022 | $ 1,894 | $ 716 |

If the Company is able to recognize these uncertain tax positions, the unrecognized tax benefits would not impact the effective tax rate if the Company applies a full valuation allowance against the deferred tax assets, as provided in the Company's current policy.

The Company had not incurred any material tax interest or penalties as of December 31, 2023. The Company does not anticipate any significant change within 12 months of this reporting date of its uncertain tax positions. The Company is subject to taxation in the United States and various state jurisdictions, Germany, and Singapore. There are no ongoing examinations by taxing authorities at this time. The Company's tax years 2007 through 2023 will remain open for examination by the federal and state authorities for three and four years, respectively, from the date of utilization of any net operating loss credits. The Company's 2018 to 2023 tax years will remain open for examination by the German tax authority for four years from the end of the year in which the applicable return was filed. The Company's 2019 to 2023 tax years will remain open for examination by the Singapore tax authority for four years from the date of the applicable assessment.

**16. Commitments and Contingencies**

**Commitments**

*Material Contracts*

The Company has two license agreements with the Regents of the University of California to maintain exclusive rights to certain patents. The Company is required to pay 1% of net sales of licensed medical devices sold to entities other than the U.S. government. In addition, the Company is required to pay 21% of consideration collected from any sub-licensee for the grant of the sub-license.

The Company entered into a research and development collaboration agreement in December 2021 with a party that develops technologies having utility in robotic exoskeletons from research and development activities associated with a specific set of government funded research projects. Since January 2022, the Company has assisted with research and development activities in exchange for access to a worldwide, royalty free, transferable, sublicensable, exclusive license to design and market products that use or incorporate the jointly developed technology within Ekso's target market segments.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

In connection with the HMC Acquisition, the Company assumed two license agreements with Vanderbilt University to maintain exclusive rights to patents on the Company's behalf.

The Vanderbilt Exoskeleton License Agreement was entered into as of October 15, 2012 and will continue until April 29, 2038, unless sooner terminated. Under this agreement, the Company is required to pay 6% of net sales of licensed patent products and 3% of net sales of licensed software products. The minimum annual royalty for licensed products is $250.

The Vanderbilt Knee License Agreement was entered into as of March 1, 2022 and will continue until February 15, 2041, unless sooner terminated. Under this agreement, the Company is required to pay 3.75% of net sales for licensed patent products and the minimum annual royalty is $75 due on or before July 31, 2028 and $100 per year thereafter.

The Company also entered into transitional use agreements with Parker granting the Company access to certain information technology systems and shared services relating to manufacturing facilities in Macedonia, Ohio for twelve months following the date of the acquisition. As consideration for access to these resources, the Company was required to make monthly payments of $20. The Company and Parker agreed to extend this agreement for one additional month, through December 31, 2023, at which point all technology resources had been transitioned and therefore this payment is no longer required. In addition to and in conjunction with the transitional services agreement, the Company entered into a transitional manufacturing agreement that provides the Company additional time to use Parker's certification in the European Union relating to the acquired assets while the Company continues the application process for its own certification. This agreement relatedly extends the Company's ability to use Parker's Ohio facility during the pendency of such application process, which is not anticipated to go beyond May 2024, which is 18 months from the date of the acquisition. As consideration for the use of the facility beyond the initial 12 months, the Company will be required to make monthly payments of $3 for each of the additional six months.

*Purchase Obligations*

The Company purchases components from a variety of suppliers and uses contract manufacturers to provide manufacturing services for its products. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Company had purchase obligations primarily for purchases of inventory and manufacturing related service contracts totaling $2,783 as of December 31, 2023, which are expected to be paid within one year. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

The Company has operating lease commitments totaling $1,216 payable over 35 months related to the San Rafael, California and Hamburg, Germany leases disclosed in Note 11. *Lease Obligations.*

*Other Contractual Obligations*

The following table summarizes the Company's outstanding contractual obligations, including interest payments, as of December 31, 2023 and the effect those obligations are expected to have on its liquidity and cash flows in future periods:

| | | | Payments Due By Period | | | | | |
| | | | Less than one year | | 1-3 Years | | 3-5 Years | |
| | | Total | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Term loan | $ | 2,468 | $ | 174 | $ | 2,294 | $ | — |
| Promissory note | | 4,688 | | 1,250 | | 3,438 | | — |
| Facility operating leases | | 1,216 | | 436 | | 780 | | — |
| Total | $ | 8,372 | $ | 1,860 | $ | 6,512 | $ | — |

**Contingencies**

In the normal course of business, the Company is subject to various legal matters. In the opinion of management, the resolution of such matters will not have a material adverse effect on the Company's consolidated financial statements.

**17. Segment Disclosures**

The Company has two reportable segments: EksoHealth and EksoWorks. The EksoHealth segment designs, manufactures, and markets exoskeletons for applications in the medical markets. The EksoWorks segment designs, manufactures, and markets exoskeleton devices to allow able-bodied users to perform difficult repetitive work for extended periods. The reportable segments are each managed separately because they serve distinct markets.

**Ekso Bionics Holdings, Inc.**
**Notes to Consolidated Financial Statements**
**(In thousands, except per share amounts)**

The Company evaluates performance and allocates resources based on segment gross profit margin. The Company does not consider operating expenses or net assets as segment measures and, accordingly, are not allocated.

Segment reporting information is as follows:

|  | EksoHealth | | EksoWorks | | Total | |
|---|---|---|---|---|---|---|
| **Year ended December 31, 2023** | | | | | | |
| Revenue | $ | 17,702 | $ | 577 | $ | 18,279 |
| Cost of revenue | | 8,770 | | 430 | | 9,200 |
| Gross profit | $ | 8,932 | $ | 147 | $ | 9,079 |
|  | | | | | | |
| **Year ended December 31, 2022** | | | | | | |
| Revenue | $ | 11,830 | $ | 1,082 | $ | 12,912 |
| Cost of revenue | | 5,949 | | 749 | | 6,698 |
| Gross profit | $ | 5,881 | $ | 333 | $ | 6,214 |

The Company operates in the following regions: (1) Americas, (2) Europe, the Middle East, and Africa (EMEA), and (3) Asia Pacific (APAC). Individual countries with revenue greater than 10% of total revenue for the year ended December 31, 2023 and 2022 are disclosed separately from the regional totals. Geographic information for revenue based on location of customers is as follows:

|  | Year ended December 31, | | | |
|---|---|---|---|---|
|  | **2023** | | **2022** | |
| United States | $ | 12,500 | $ | 6,557 |
| Other | | 495 | | 252 |
| **Americas** | | 12,995 | | 6,809 |
| Germany | | 476 | | 1,002 |
| Poland | | 1,406 | | 904 |
| Other | | 1,883 | | 1,943 |
| **EMEA** | | 3,765 | | 3,849 |
| **APAC** | | 1,519 | | 2,254 |
|  | $ | 18,279 | $ | 12,912 |

### 18. Related Party Transactions

On February 4, 2023, the Company entered into a mutual release and settlement agreement with an entity to settle and resolve any and all potential claims brought forth in connection with a consulting agreement executed between the entity and the Company in July 2017. Under the terms of the consulting agreement, the Company was required to make milestone payments for the introduction of potential partners for, and the consummation of, a strategic joint venture. A member of the Company's board of directors is affiliated with one of two entities under common control.

The total settlement amount was $325 and paid in cash over fourteen months, with an initial payment of $145 due in the first 40 days and $15 per month for the remaining 12 months. In connection with the settlement agreement, the Company recorded $205 in general and administrative operating expenses for the year ended December 31, 2022. The Company had a liability of $60 and $325 related to this settlement on its consolidated balance sheet as of December 31, 2023 and 2022, respectively.

### 19. Subsequent Events

On January 10, 2024, the Company entered into a securities purchase agreement with certain institutional investors to sell an aggregate of 2,968 shares of the Company's common stock, in a registered direct offering (the "Offering") at an offering price of $1.55 per share. The net proceeds of the Offering were approximately $3,910 after deducting placement agent fees and estimated offering expenses paid by the Company. The Company intends to use the net proceeds from the Offering for general corporate purposes, which may include research and development activities, selling, general and administrative costs, strategic initiatives and to meet working capital needs.

**Item 9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

**Item 9A.  CONTROLS AND PROCEDURES**

*Disclosure Controls and Procedures.*

Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2023. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed by us under the Securities Exchange Act is recorded, processed, summarized and reported within the required time periods and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

It should be noted that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Management believes that the financial statements included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

*Management's Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the U.S. Securities Exchange Act, Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework (2013)*. Our management believes that based on such criteria, as of December 31, 2023, our internal control over financial reporting is effective.

This Annual Report does not include an attestation report of our registered public accounting firm regarding our internal control over financial reporting. Our report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permits us to provide only management's report in this Annual Report on Form 10-K.

*Changes in Internal Control Over Financial Reporting:*

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B.  OTHER INFORMATION**

None.

**ITEM 9C.  DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

None.

**PART III**

**Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information required by this Item is incorporated herein by reference from our Proxy Statement, relating to our 2024 Annual Meeting of Shareholders, under the heading "Corporate Governance," to be filed with the SEC within 120 days of December 31, 2023.

**Item 11. EXECUTIVE COMPENSATION**

The information required by this Item is incorporated herein by reference from our Proxy Statement, relating to our 2024 Annual Meeting of Shareholders, under the headings "Executive Compensation" and "Director Compensation," to be filed with the SEC within 120 days of December 31, 2023.

**Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

The information required by this Item is incorporated herein by reference from our Proxy Statement, relating to our 2024 Annual Meeting of Shareholders, under the heading "Ownership of our Common Stock," to be filed with the SEC within 120 days of December 31, 2023.

**Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this Item is incorporated herein by reference from our Proxy Statement, relating to our 2024 Annual Meeting of Shareholders, under the heading "Certain Relationships and Related Party Transactions," to be filed with the SEC within 120 days of December 31, 2023.

**Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES**

The information required by this Item is incorporated herein by reference from our Proxy Statement, relating to our 2024 Annual Meeting of Shareholders, under the headings "Audit Committee Report" and "Audit Fees and Services," to be filed with the SEC within 120 days of December 31, 2023.

**PART IV**

**Item 15.  EXHIBITS, FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES**

    (a)        *Financial Statements and Schedules:* The following financial statement documents are included as part of Item 8 to this Form 10-K:

        Report of Independent Registered Public Accounting Firm

        Consolidated Balance Sheets as of December 31, 2023 and 2022

        Consolidated Statements of Operations and Comprehensive loss for the years ended December 31, 2023 and 2022

        Consolidated Statements of Stockholders' Equity for the years ended December 31, 2023 and 2022

        Consolidated Statements of Cash Flows for the years ended December 31, 2023 and 2022

        Notes to the Consolidated Financial Statements

        All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

    (b)        *Exhibits.* The exhibits filed with this Annual Report are set forth in the Exhibit Index.

**Exhibit Index**

| Exhibit Number | Description |
| --- | --- |
| 2.1# | Asset Purchase Agreement between the Registrant and Parker Hannifin Corporation, dated as of December 5, 2022 (incorporated by reference from Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on December 5, 2022) |
| 3.1 | Restated Articles of Incorporation of the Registrant (incorporated by reference from Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on April 26, 2023) |
| 3.2 | Amended and Restated By-Laws of the Registrant (incorporated by reference from Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on April 26, 2023) |
| 4.1 | Form of specimen certificate (incorporated by reference from Exhibit 4.4 to the Registrant's Registration Statement on Form S-3 filed on June 23, 2015) |
| 4.2 | Form of Amendment to Common Stock Purchase Warrant (incorporated by reference from Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed March 11, 2019) |
| 4.3 | Form of Common Stock Purchase Warrant (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed December 20, 2019) |
| 4.4 | Form of Placement Agent Common Stock Purchase Warrant (incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed December 20, 2019) |
| 4.5 | Form of Warrant (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed December 30, 2019) |
| 4.6 | Form of Warrant (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed June 10, 2020) |
| 4.7 | Form of Placement Agent Warrant (incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed June 10, 2020) |

| 4.8 | Subordinated Promissory Note between Ekso Bionics Holdings, Inc. and Parker Hannifin Corporation, dated as of December 5, 2022 (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed December 5, 2022) |
|---|---|
| 4.9 | Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 |
| 4.10 | Form of Underwriter Common Stock Purchase Warrant (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed February 11, 2021) |
| 10.1 | At The Market Offering Agreement, by and among Ekso Bionics Holdings, Inc., and H.C. Wainwright & Co., LLC (incorporated by reference from Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed on October 9, 2020) |
| 10.2 | Amendment No. 1 to At The Market Offering Agreement, dated June 12, 2023, between Ekso Bionics Holdings, Inc. (incorporated by reference from exhibit 10.1 to the Current Report on Form 8-K filed June 12, 2023). |
| 10.3 | Form of Registration Rights Agreement (incorporated by reference from Exhibit 10.10 of the Registrant's Current Report on Form 8-K filed on January 23, 2014) |
| 10.4† | Amended and Restated 2014 Equity Incentive Plan (incorporated by reference from Appendix A to the Registrant's Proxy Statement on Schedule 14A filed on April 30, 2019) |
| 10.5† | Form of Director Option Agreement under 2014 Equity Incentive Plan (incorporated by reference from Exhibit 10.13 to the Registrant's Current Report on Form 8-K filed on January 23, 2014) |
| 10.6† | Form of Employee Option Agreement under 2014 Equity Incentive Plan (incorporated by reference from Exhibit 10.14 to the Registrant's Current Report on Form 8-K filed on January 23, 2014) |
| 10.7† | Form of Employee Restricted Stock Unit Award under 2014 Equity Incentive Plan (incorporated by reference from Exhibit 10.46 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2017) |
| 10.8† | 2017 Employee Stock Purchase Plan (incorporated by reference from Appendix A to Registrant's Proxy Statement on Schedule 14 filed on April 28, 2017) |
| 10.8† | Scott Davis Offer Letter dated February 22, 2021 (incorporated by reference from Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed January 21, 2022) |
| 10.10†** | Jason Jones Offer Letter dated September 19, 2018 (incorporated by reference from Exhibit 10.11 to the Registrant's Annual Report on Form 10-K filed February 27, 2020) |
| 10.11† | Jerome Wong Officer Offer letter, dated October 26, 2022 (incorporated by reference from exhibit 10.11 to the Registrant's Annual Report on Form 10-K filed March 28, 2023). |
| 10.12 | Exclusive License Agreement, dated as of November 15, 2005, by and between The Regents of the University of California and Berkeley ExoTech, Inc., d/b/a Berkeley ExoWorks (incorporated by reference from Exhibit 10.19 to the Registrant's Current Report on Form 8-K filed on January 23, 2014) |
| 10.13 | Exclusive License Agreement, dated as of July 14, 2008, by and between The Regents of the University of California and Berkeley ExoTech, Inc., d/b/a/ Berkeley Bionics and formerly d/b/a Berkeley ExoWorks (as amended by Amendment #1 to Exclusive License Agreement, dated as of May 20, 2009, by and between The Regents of the University of California and Berkeley Bionics) (incorporated by reference from Exhibit 10.20 to the Registrant's Current Report on Form 8-K filed on January 23, 2014) |

| | |
|---|---|
| 10.14 | License Agreement between Vanderbilt University and Parker Hannifin Corporation, dated as of October 15, 2012 (as amended by the first amendment dated as of June 15, 2014, the second amendment dated as of December 1, 2018, and the third amendment dated as of May 1, 2019) (incorporated by reference from exhibit 10.14 to the Registrant's Annual Report on Form 10-K filed March 28, 2023). |
| 10.15 | License Agreement between Vanderbilt University and Parker Hannifin Corporation dated as of March 1, 2022 (incorporated by reference from exhibit 10.15 to the Registrant's Annual Report on Form 10-K filed March 28, 2023). |
| 10.16 | Vanderbilt Assignment and Assumption Agreement between Ekso Bionics Holdings, Inc and Parker Hannifin Corporation, dated as of December 5, 2022 (incorporated by reference from exhibit 10.16 to the Registrant's Annual Report on Form 10-K filed March 28, 2023). |
| 10.17† | Form of Non-Employee Director Indemnification Agreement (incorporated by reference from Exhibit 10.20 to the Registrant’s Quarterly Report on Form 10-Q filed on May 13, 2014) |
| 10.18† | Form of Executive Officer Indemnification Agreement (incorporated by reference from Exhibit 10.21 to the Registrant’s Quarterly Report on Form 10-Q filed on May 13, 2014) |
| 10.19 | Form of Amendment to Purchase Agreement (incorporated by reference from Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed March 11, 2019) |
| 10.20 | Form of Securities Purchase Agreement (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed December 20, 2019) |
| 10.21 | Loan and Security Agreement dated as of August 17, 2020 by and among the Registrant, EKSO Bionics Holdings, Inc., EKSO Bionics, Inc. and Pacific Western Bank (incorporated by reference from Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed August 21, 2020) |
| 10.22* | First Amendment to Loan Agreement with Pacific Western Bank, dated as of December 24, 2020. |
| 10.23* | Second Amendment to Loan Agreement with Pacific Western Bank, dated as of February 28, 2023. |
| 10.24 | Third Amendment to Loan Agreement with Pacific Western Bank, dated as of March 28, 2023 (incorporated by reference from Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed July 27, 2023). |
| 10.25 | Fourth Amendment to Loan Agreement by and among Pacific Western Bank, Ekso Bionics, Inc. and Ekso Bionics Holdings, Inc, dated as of July 3, 2023 (incorporated by reference from Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed July 27, 2023). |
| 10.26 | Fifth Amendment to Loan Agreement by and among Pacific Western Bank, Ekso Bionics, Inc. and Ekso Bionics Holdings, Inc, dated as of August 17, 2023 (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed August 18, 2023). |
| 10.27 | Lease, dated July 15, 2022, between Don Tornberg and Ekso Bionics Inc. (incorporated by reference from Exhibit 10.22 to the Registrant's Annual Report on Form 10-K filed March 28, 2023). |
| 10.28 | Transitional Use Agreement, dated December 5, 2022, between Parker Hannifin Corporation and Ekso Bionics Holdings, Inc. (incorporated by reference from Exhibit 10.23 to the Registrant's Annual Report on Form 10-K filed March 28, 2023). |
| 10.29 | Warranty Lump Sum Agreement between Parker-Hannafin Corporation and the Company dated September 25, 2023 (incorporated by reference from Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed October 29, 2023). |
| 21.1* | Subsidiaries of the Registrant |
| 23.1* | Consent of Independent Registered Public Accounting Firm (WithumSmith+Brown, PC) |
| 24.1 | Power of attorney (included on signature page of this report) |
| 31.1* | Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. |
| 31.2* | Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended. |
| 32.1§ | Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2§ | Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 97.1* | Ekso Bionics Holdings, Inc. Compensation Recovery Policy. |

| 101 | Interactive Data Files of Financial Statements and Notes. |
| 101.ins | Inline XBRL Instant Document |
| 101.sch | Inline XBRL Taxonomy Schema Document |
| 101.cal | Inline XBRL Taxonomy Calculation Linkbase Document |
| 101.def | Inline XBRL Taxonomy Definition Linkbase Document |
| 101.lab | Inline XBRL Taxonomy Label Linkbase Document |
| 101.pre | Inline XBRL Taxonomy Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101) |

\#     Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

\*     Filed herewith

\*\*     Confidential Treatment portions of this exhibit have been omitted as permitted by applicable regulations.

§     The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

†     Management contract or compensatory plan or arrangement

**Item 16.  FORM 10-K SUMMARY**

The Company has elected not to include summary information.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

|  | By: | /S/ Scott G. Davis |
|---|---|---|
| March 4, 2024 | | Scott G. Davis |
| | | Chief Executive Officer |

## POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and Scott G. Davis and Jerome Wong, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /S/ Scott G. Davis<br>**Scott G. Davis** | Chief Executive Officer<br>(Principal Executive Officer) | March 4, 2024 |
| /S/ Jerome Wong<br>**Jerome Wong** | Chief Financial Officer<br>(Principal Accounting and Financial Officer) | March 4, 2024 |
| /S/ Mary Ann Cloyd<br>**Mary Ann Cloyd** | Director | March 4, 2024 |
| /S/ Corinna Lathan<br>**Corinna Lathan, Ph.D.** | Director | March 4, 2024 |
| /S/ Charles Li<br>**Charles Li, Ph.D.** | Director | March 4, 2024 |
| /S/ Rhonda A. Wallen<br>**Rhonda A. Wallen** | Director | March 4, 2024 |